
WD-40
COMPANY

WD-40 Company 2013 Annual Report & 10-K


13003764

Received S
NOV - 1 2013
shington DC 20549


WD-40
RUST REMOVER SOAK
WATER RESISTANT SILICONE LUBRICANT
ELECTRICAL CONTACT CLEANER SPRAY
SPECIALIST
PROTECTIVE WHITE LITHIUM GREASE
RUST RELEASE PENETRANT SPRAY

The more we learn about the world, the better the solutions we provide.

That's the power of the shield.

2013 Profitability Ratios

11%

Return on Sales [1]

12 %

Return on Assets [2]

22%

Return on Equity [3]

22%

Return on Invested Capital [4]

(1) Calculated as net income for fiscal year 2013 divided by net sales for 2013.

(2) Calculated as net income for fiscal year 2013 divided by total assets at August 31, 2013.

(3) Calculated as net income for fiscal year 2013 divided by total equity at August 31, 2013.

(4) Calculated as net operating profit after tax divided by average total assets less other cash and non-interest bearing liabilities.


16.7
16.7
17.0
16.0
15.6
09
10
11
12
13
292.0
321.5
336.4
342.8
368.5
09
10
11
12
13

WTD average shares outstanding diluted
(in millions)

Sales
(in millions)


0.95
1.02
1.01
0.99
1.00
09
10
11
12
13

Sales per employee
(in millions)


1.58
2.15
2.14
2.20
2.54
09
10
11
12
13

Earnings per share
(in dollars)


26.3
36.1
36.4
35.5
39.8
09
10
11
12
13

Net Income
(in millions)

Letter to Shareholders

"Give me six hours to chop down a tree and I will spend the first four sharpening the axe." -Abraham Lincoln

G'day,

The Company's performance in fiscal year 2013 was very positive. The tribe's hard work paid off in spades with great results.

Fiscal year 2013 also marks the Company's 60th anniversary and as you read our Annual Report, you will find a commemorative insert containing the Company's historical data for future reference.

In my letter to you last year, I asked our shareholders to focus on the Company's bright future as we build a strong foundation. With this fiscal year's performance, this bright future is starting to emerge right before our eyes thanks to the great effort and work done by our tribe.

A LOOK AT OUR PERFORMANCE IN FISCAL YEAR 2013

Business Highlights	FY14 Guidance	Revised FY13 Guidance	FY13 Results	FY12 Results
Net Sales	$383.3 - $398.0 million	$356.0 - $370.0 million	$368.5 million	$342.8 million
Sales Growth	4% - 8%	4% - 8%	8%	2%
Net Income	$40.5 - $42.8 million	$37.6 - $39.0 million	$39.8 million	$35.5 million
A&P Investment (as a % of net sales)	6.5% - 7.5%	6.5% - 7.5%	6.7%	7.5%
Diluted EPS	$2.65 - $2.80	$2.40 - $2.48	$2.54	$2.20
Weighted average shares outstanding - Diluted	Estimated 15.3 million	16.0 million	Estimated 16.0 million	17.0 million

Maintaining target gross margin above 50% is critical for the success of our business. This year we were able to achieve gross margin of 51% compared to 49% in the previous fiscal year. As you know, we manage our business by focusing on our 50/30/20 rule, targeting our gross margin at or above 50% of net sales, our cost of doing business at or below 30% of net sales and our Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) target as a percentage of net sales at or above of 20%. Below is a table showing the 50/30/20 results for fiscal year 2013 compared to fiscal year 2012.

Our cost of doing business increased in fiscal year 2013 due to the Company achieving most of the profit performance metrics required to trigger the payout of bonuses. The cost of doing business is also impacted by short- term decisions we make to support our long-term growth. Some examples of these decisions include initiatives to develop markets like China, investment in brand protection, research and development, and the enhancement of our global quality systems.

50/30/20 Business Model	Goal	FY13 Results	FY12 Results
Gross Margin	50%	51%	49%
Cost of Doing Business	30%	35%	33%
EBITDA	20%	17%	16%

STRATEGIC INITIATIVES – WHAT WE ACHIEVED IN FISCAL YEAR 2013

The Company's vision is to create positive lasting memories by solving problems in the homes and factories of the world: Problem Solved, Job Done Right® Let's discuss how we tracked on our strategic initiatives over the past year.

Strategic Initiative #1: Maximize the WD-40® Brand

WD-40 Multi-Use Product in more places, to more people, with more uses.

Americas

Latin America. Latin America experienced growth of 9% over the prior fiscal year. One of our larger markets, Mexico, bounced back in the market. We also experienced growth in Chile as we recovered from last year's transition to a new marketing distribution management team. We also had some product launches in this region this past year. Not only did we start shipping WD-40 Specialist® products in the Caribbean, we also launched a new 3-IN-ONE® product in the Spanish-speaking markets. Colombia experienced a slight growth pattern this year as well. Argentina continues to be impacted by importation regulations. Venezuela's extended political instability continues to impact us. In the fourth quarter of fiscal year 2013, we experienced a decrease in sales of 50% due to these importation regulations.

Canada. The Canadian business had an increase of 1% in sales revenues compared to fiscal year 2012. Overall, the multi-purpose maintenance products experienced a marginal gain, and the home care household products increased by 2% compared to fiscal year 2012. Increased support of special product configurations, strong replenishment, and household product listings contributed to our overall positive results. We did experience some declines due to changes to the support of promotional programs and a softness in business activity with certain customers. However, these declines were offset by gains with other large customers.

United States. The U.S. market experienced an increase of 1% in sales revenues compared to fiscal year 2012, primarily due to a higher overall level of promotional activities for the WD-40 Multi-Use Product. The multi-purpose maintenance products sales grew while the household products sales declined. The Company is evaluating strategic alternatives for certain of our homecare and cleaning products, but no decisions have been made to date relative to the future strategic plans for these brands.

In March, we created a regional innovation team called Americas Innovation Development Group (AIDG). We now have a three-year view of our innovation efforts extending into fiscal year 2015 through 2016. With this group now reporting into Americas, the entire tribe is now working more closely together to create more efficiency.

Europe, Middle East, and Africa (EMEA). We experienced sales growth in our European markets despite the uncertainty of economic conditions from the effects of a recession, fluctuations in foreign currency exchange rates and certain countries close to loan defaults. We remained focused on expanding geographically and introducing or growing our multi-purpose maintenance products, including 3-In-One Pro, WD-40 Specialist, and WD-40 Specialist Motor Bike®.

We focused our efforts on developing a new enterprise resource planning system (ERP). Our business continues to grow and to help us sustain this growth. We engaged two new aerosol fillers and two additional can suppliers. As we think about our exciting future, we know innovation is an important step towards long-term growth, so we have aligned our innovation initiatives with our market development efforts. We also are focused on developing our regulatory compliance program by establishing systems and processes to help us comply with new regulations and sustain our profitability.

Our direct markets experienced 18% revenue growth in fiscal year 2013 and all regions achieved double-digit sales growth. Opening new business accounts has been the cumulative key driver of growth in direct markets since 2000, and the Company has continued to open hundreds of accounts since then. We were also pleased with WD-40 Smart Straw® sales growth in Europe direct markets.

Our marketing distributor markets experienced growth of 14% compared to fiscal year 2012. The distributor market revenues have increased for the eighth consecutive year. We launched WD-40 Specialist in more than 10 countries. We experienced growth in the Scandinavian markets with our renewed focus in opening new industrial accounts. We also expanded sales geographically in Iraq, Georgia and Afghanistan. Our WD-40 Smart Straw sales are now a significant part of the distributor market. In Russia, we surpassed our 11,000,000 can target this past year.

Asia Pacific. Sales in Asia Pacific were up by 7% compared to prior fiscal year. We are pleased that our Asia Pacific business has grown steadily since 2009, and have been working hard at laying a foundation for future growth in this region. Our tribe made great strides in preparing for our launch of WD-40 Specialist product line for fiscal year 2014. We have changed some of our tribe roles to reflect consolidation of our Asia Pacific supply chain, quality, and research and development processes. Our expatriate leadership roles have now transitioned to other roles and new leadership has emerged in Asia and China. We have also switched to a new can supplier in Asia.

Australia. Australia sales were flat compared to the prior fiscal year. The No Vac® brand continues to grow in this market. We have been busy preparing for product launches as well. The Company appointed a marketing distributor to sell WD-40 Bike products in Australia and we expect to launch these products in fiscal year 2014. We have also done significant preparation to launch WD-40 Specialist in September 2013.

Asia (excluding China). The Asia business has continued to grow since fiscal year 2009. In fiscal year 2013, the marketing distributor business grew by 13% compared to prior fiscal year primarily driven by WD-40 Multi-Use Product sales. This year's strong performance was propelled by strong revenue growth from Asia's top 10 marketing distributor markets - Indonesia, Malaysia, South Korea, Philippines, Taiwan, Thailand, India, Hong Kong, Singapore and Japan. We also converted our office in Malaysia into an actual subsidiary, WD-40 Company (Malaysia) Sdn Bhd.

China. China achieved record sales in fiscal year 2013. We continue to focus on the long-term opportunities in China, but we expect volatility along the way due to the timing of promotional programs, the building of distribution, shifting economic growth patterns and varying industrial activities. We have progressed in putting the infrastructure in place to sustain future growth as well. We also launched the WD-40 Specialist product line in the automotive trade channel.

Strategic Initiative #2: Be the global leader in the Company's product categories within our prioritized platforms.

• WD-40 Specialist product line. We continue to grow the WD-40 Specialist product line around the globe, in keeping with our platform category approach of identifying market development opportunities geographically. WD-40 Specialist was a key driver of growth in fiscal year 2013 in the European direct markets, growing by 71% there as well as doubling in revenue in the United States.

• Blue Works® product line. We started to phase out the Blue Works product in the U.S. and we applied the lessons learned to the WD-40 Specialist product line. We are now leveraging the power of the WD-40 shield with end-users.

• WD-40 Bike. We continue to raise consumer awareness of our WD-40 Bike products in the United States. In the latter part of fiscal year 2013 we decided to introduce this product line in select markets outside of the U.S. The Company will launch the WD-40 Bike products in many of these markets in fiscal year 2014.

• WD-40 Specialist Motor Bike in the U.K. We are satisfied with the distribution gains achieved thus far, and we are developing new programs for fiscal year 2014 to create some momentum with this product line.

Strategic Initiative #3: Strategic business relationships.

While the Company has been disciplined and has refined its criteria as we look for acquisition opportunities, we have not yet found the right ones. In the meantime, we have plenty to do with our innovation efforts and our market development efforts around the world.

Strategic Initiative #4: Long-term innovation to ensure continued profitable growth.

The Company has transitioned from a global innovation team to three regional innovation teams, one for each trading bloc to better focus and align our innovation efforts. We look forward to great things from each of these teams in the future.

Strategic Initiative #5: People development - Attract, Develop and Retain Tribe Members.

- We continued developing our "Leadership Lab" project, in which tribe members are developing talents and skills to foster both their professional growth and the Company's performance.
- We launched "Tribology University," a program to train our sales tribe to converse with buyers about the attributes and features of the WD-40 Specialist product line.

KEY AREAS OF FOCUS IN FISCAL YEAR 2014.

The Company had great results in fiscal year 2013. However, there are certain areas that need our ongoing attention as we grow:

- We are focused on keeping our gross margin range at 50% or higher.
- Global focus on regulatory compliance of formulations. We must be vigilant as regulations change around the world.
- The enhancement of our global quality systems.
- Brand protection initiatives to minimize the effect of infringements of our trademarks.

FISCAL YEAR 2014 AND BEYOND.

How are we going to achieve the goals we have set for ourselves in Fiscal Year 2014?

We expect fiscal year 2014 net sales of $383.3 million to $398.0 million and net income of $40.5 million to $42.8 million. We expect diluted earnings per share of $2.65 to $2.80 based on an estimated 15.3 million weighted average shares outstanding. Gross margin for the full year is expected to be close to 51%. We also expect advertising and promotion expenses of 6.5% to 7.5% of net sales.

In order to achieve these growth expectations, we rely on a set of strategic initiatives. We review these strategic initiatives annually to ensure we are focused on maximizing growth in the business. This year, we have refreshed our strategic initiatives for fiscal year 2014 as shown below:

Strategic Initiative	
1. **Grow WD-40 Multi-Use Product**	More places, more people, more uses, more frequently.
2. **Grow the WD-40 Specialist Product Line**	Leverage the power of the Shield to develop products and categories within identified geographies and platforms
3. **Broaden Product and Revenue Base**	Leverage the recognized strengths of WD-40 Company to derive from new sources and other identified brands
4. **Attract, Develop and Retain Outstanding Tribe Members**	Succeed as a Tribe while excelling as individuals
5. **Operational Excellence**	Continuous improvement by optimizing resources, systems and processes

Strategic Initiative # 1: Grow the WD-40 Multi-Use Product's awareness, distribution and usage across all geographies. More people, more places more uses, more often.

- We will continue to evaluate the potential of our products in the Sub-Sahara Africa market.
- We will continue to grow WD-40 multi-purpose maintenance products in all regions.
- We will stay focused on developing the China market. In the future, we believe China will grow to be a $100 million market and are laying the foundation for this growth.

Strategic Initiative # 2: Grow the WD-40 Specialist product line by leveraging the power of the Shield to develop products and categories within identified geographies and platforms.

- WD-40 Specialist product line provides growth opportunities to WD-40 Company as we develop bundles of the Company's products within our prioritized platforms and categories. In fiscal year 2014, we will continue our market research to find opportunities in the markets we have identified for growth around the world. Market research is a priority for WD-40 Company. We understand that the product innovation pipeline sustains our business model for the future and believe it will deliver the profitability returns that our constituents expect of the Company over the long term.

- We will be adding new products to the WD-40 Specialist product line within identified categories in selected markets outside of the United States.
- We will continue growing the existing offering of WD-40 Specialist products in the U.S. We have some pilot programs scheduled in this region in fiscal year 2014 to better understand our consumers' needs.

Strategic Initiative # 3: Broaden Product and Revenue Base. Leverage the recognized strengths of WD-40 Company to derive revenue from new services and identified brands.

- We will continue evaluating target acquisition opportunities to leverage our global presence and meet our financial goals.
- We will continue our pilot in the cycling market with WD-40 Bike products.
- We will extend the 3-IN-ONE brand and look at new delivery systems for Lava.

Strategic Initiative # 4: Attract, Develop and Retain Outstanding Tribe Members

- We will continue to offer leadership educational workshops to our tribe members around the world.
- We will continue to focus on giving the sales tribe the right tools to do their jobs. With the advent of WD-40 Specialist product line, we have launched Tribology University to provide product knowledge to help educate buyers about product attributes that solve specific problems for end users.
- We will extend our Global Leadership Development Program.

Strategic Initiative # 5: Operational Excellence. Continuous improvement by optimizing resources, systems and processes.

- Another key effort for us is to expand our gross margin in the upcoming year. There are many programs in place to execute on this initiative.
- The Company operates in a global market where regulatory compliance is a growing reality. We will focus on providing education and implementing programs around the world to help us adhere to evolving regulations.
- Global Quality Assurance is a priority for the Company. We will continue the development of our Global Quality Assurance platform to ensure our end users are delighted with our many new products.

Capital Allocation Strategy

Capital allocation at WD-40 Company is a thoughtful and deliberate process. We focus on both return of capital to shareholders and investing for the future. Our first priority is our regular dividend, which we have increased in each of the last three years. We target a dividend payout ratio of 50% of net income.

We next look at the opportunities available to us to invest for future growth. This can be either internal growth or by acquisition. With our solid cash flow, our balance sheet and line of credit we have the ability to pursue our strategic growth initiatives of market expansion and new product introductions.

Return on invested capital is important to us and we do not invest at any price. Instead we evaluate the opportunities based on the highest expected returns. We are pleased that our ROIC has been above our target of 20% in each of the last three fiscal years, particularly given the investments we have made in new products and markets to support long-term growth.

As I mentioned previously, we continue to look for acquisitions and we have not yet found a fit with any of the acquisition opportunities reviewed. As a result, we returned capital to our shareholders through our share repurchase program and acquired over $30 million of our shares this year.

As you can see, we remain focused on our many initiatives to continue to grow this business. However, today's business landscape is certainly not without risk, so you should be continually aware of some of the areas that could affect the Company. Litigation in the U.S. and other areas around the world continues to be an ongoing reality, and like every other business, we will always have legal exposure. Please review the complete list of risk factors contained in our Annual Report on Form 10-K.

With every initiative in our Company we hope we are delivering on our commitment to create positive lasting memories for our three constituents: our end users, tribe members and shareholders.

How do we deliver positive lasting memories to our end users? We continue to introduce new products in multiple markets around the world. Our WD-40 Specialist product line is delivering on its promise each year and has put us in the right direction for the future. We thank our end users for buying our products.

How do we deliver positive lasting memories to our tribe members? WD-40 Company provides a learning laboratory for our tribe members to become seasoned in their knowledge of the business and their roles. The Company also provides them with a learning environment where they can lead, collaborate and contribute. We certainly have created the environment where real personal and professional growth is encouraged. Each tribe member's contribution helps propel Company growth. Personal growth, professional growth, Company growth and greater shareholder returns are all outcomes of the investment we have made in developing our tribe. We thank our tribe members for embracing change and working together as a team to help reach our goals.

Finally, we thank our shareholders. The Company appreciates your support. The best way we can deliver positive lasting memories to you is to continue to provide attractive total shareholder returns and to be the "right investment" for you. We hope you are pleased with this year's performance.



Garry O. Ridge
President & CEO

This letter contains certain non-GAAP (accounting principles generally accepted in the United States of America) measures that our management believes provide our shareholders with additional insights into WD-40 Company's results of operations and how it runs its business. Our management uses these non-GAAP financial measures in order to establish financial goals and to gain an understanding of the comparative performance of the Company from year to year or quarter to quarter. The non-GAAP measures referenced in this letter, which include EBITDA (earnings before interest, income taxes, depreciation and amortization) and the cost of doing business, are supplemental in nature and should not be considered in isolation or as alternatives to net income, income from operations or other financial information prepared in accordance with GAAP as indicators of the Company's performance or operations. Reconciliations of these non-GAAP financial measures to WD-40 Company's financial statements as prepared under GAAP are as follows:

Cost of Doing Business (in thousands, except percentages)	**Fiscal Year Ended August 31, 2013**
Total operating expenses - GAAP	$ 132,526
Amortization of definite-lived intangible assets	(2,260)
Impairment of definite-lived intangible assets	(1,077)
Depreciation (in operating departments)	(1,851)
Cost of doing business	$ 127,338
Net sales	$ 368,548
Cost of doing business as a percentage of net sales	35%

EBITDA (in thousands, except percentages)	**Fiscal Year Ended August 31, 2013**
Net income - GAAP	$ 39,813
Provision for income taxes	17,054
Interest income	(506)
Interest expense	693
Amortization of definite-lived intangible assets	2,260
Depreciation	3,099
EBITDA	$ 62,413
Net sales	$ 368,548
EBITDA as a percentage of net sales	17%

Performance Graph. The following graph compares the cumulative total stockholder return on the Company's Common Shares to the yearly weighted cumulative return of a Peer Group Index (including both a new and old Index), the Standard & Poor's 500 Composite Index ("S&P 500") and the Russell 2000 Composite Stock Index for the five fiscal years ending August 31, 2013.

Periodically, the Company's Compensation Committee reviews and analyzes a peer group in order to benchmark executive compensation and to ensure that the entities included in the peer group continue to provide good comparisons for the Company. In fiscal year 2013, the Compensation Committee engaged Compensia, Inc., a national compensation consulting firm, to analyze the peer group selection and to provide advice and information relating to executive compensation for fiscal year 2014. In selecting a peer group, companies were selected from a list of U.S. headquartered companies having revenues and earnings reasonably comparable to the Company and doing business in the specialty chemical industry or within specific consumer products categories. The Company believes that the peer group used for benchmarking executive compensation represents a more diversified and representative sample of comparable industry or line-of-business companies than the peer group previously used by the Company for total stockholder return comparison purposes. Accordingly, the Company has changed the peer group used for comparison purposes for its five-year performance graph starting with fiscal year 2013 to be consistent with the peer group used by the Compensation Committee for benchmarking executive compensation for fiscal year 2014. The Company's new Peer Group Index, as most recently approved by the Compensation Committee, is comprised of the following 21 companies:

- Aceto Corporation
- American Vanguard Corporation
- Balchem Corporation
- Calgon Carbon Corporation
- Cambrex Corporation
- Flotek Industries, Inc.
- Hawkins, Inc.
- Innophos Holdings, Inc.
- Innospec, Inc.
- Inter Parfums, Inc
- Landec Corporation
- Measurement Specialties, Inc.
- National Presto Industries Inc.
- Nutraceutical International Corporation
- Oil-Dri Corporation of America
- Park Electrochemical Corporation
- Prestige Brands Holdings, Inc.
- Quaker Chemical Corporation
- Synutra International, Inc.
- USANA Health Sciences, Inc.
- Zep, Inc.

In the year of transition, both the old and new Peer Group Indices have been included in the performance graph. The below comparison assumes $100 was invested on August 31, 2008 in the Company's Common Shares and in each of the indices and assumes reinvestment of dividends.



Comparison of 5 Year Cummulative Total Returns
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
WD-40 Company
Old Peer Group (1)
S&P 500
New Peer Group
Russell 2000
Baseline

	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
WD-40 Company	100.00	80.16	107.63	129.24	157.34	191.97
S&P 500	100.00	81.75	85.76	101.63	119.92	142.35
Russell 2000	100.00	78.71	83.90	102.52	116.25	146.79
New Peer Group	100.00	64.10	71.99	88.57	105.21	139.83
Old Peer Group (1)	100.00	106.32	115.98	144.16	185.61	225.32

(1) WD-40 Company's old Peer Group Index was comprised of the following 9 consumer product companies: Church & Dwight, Inc., Kimball International, Inc., Lancaster Colony Corp., La-Z-Boy Inc., National Presto Industries, Inc., Prestige Brand Holdings, Inc., RPM International, Inc., Scotts Miracle-Gro Company and Valspar Corp.

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Commemorate 1953-2013: Remove this section along the perforation. ⟶

WD-40 Company thanks tribe members, our end users and our shareholders for all their support since 1953.

Rocket Chemical incorporated in 1953.

Norm Larsen, named president in 1953, developed the original WD-40 Multi-Use Product formula.

Cy Irving became president in 1958, retiring 11 years later.

In 1964, John Glenn orbited the earth in Friendship VII; WD-40 Multi-Use Product (MUP) protected his spacecraft.

The new name WD-40 Company was adopted in 1969. Jack Barry became CEO the same year.

Construction of the company headquarters began in 1973.

By 1963, Rocket Chemical Co. had grown to seven people, selling an average of 45 cases per day out of their cars.

After receiving a care package with WD-40 MUP, one Vietnam soldier wrote, "If I hadn't sprayed it on to lubricate my gun, I'd be dead now."


WD-40
DISPLACES MOISTURE
Another Fine Product of the
ROCKET CHEMICAL CO., Inc.
San Diego, California

Our original name was Rocket Chemical Company. Chemist Norm Larsen attempted to produce a treatment that could be applied to the metal skin of rockets in the early days of the space program. It wasn't easy to develop the perfect formula. The name WD-40 stands for "Water Displacement on the 40th try" based on the experimentation that was required. Since then numerous imitations have been developed – and failed.

The Company went public, listing on the NASDAQ; stock price increased 61% the very first day of trading.

Concentrate ingredients, containers and freight triggered a 1974 price increase.

Propellants switched from fluorocarbon to hydrocarbon in 1976, resulting in unit packaging reductions and increased margins.

Incorporation of subsidiary in Canada that same year.

3-for-1 common stock split in 1983.

UK subsidiary incorporated two years later.

Total sales surpassed $50 million in 1983.

Garry Ridge appointed to head Asia Pacific sales after joining the company in 1987.

WD-40 MUP Twin Pack successfully launched in 1986.

Australia subsidiary incorporated in 1988.

First Hong Kong sales manager hired in 1992, accelerating China expansion.

U.S. sales force transitioned from a commissioned to direct sales model in 1989.

Jerry Schleif named President and COO in 1990. He was later appointed CEO and retired in 1997.

Garry Ridge named President and CEO in 1997. Under his leadership, the company continued its global expansion, made new acquisitions, and expanded the WD-40 brand with multiple line extensions.

3-in-ONE acquired in 1995.

CO2 propellant introduced in 1997; the price of WD-40 MUP increased the same year.

Acquisition of two brands – Lava (U.S.) and Solvol (Australia) – in 2000. Major innovation initiative began with formation of Team Tomorrow.

Acquired 2000 Flushes, X-14, Carpet Fresh and Spot Shot brands.

1001 Brand (UK) acquired.

13 new line extensions introduced in 2004.

WD-40 MUP marketed in 187 countries.

53% of revenues generated outside U.S. – for the first time – in 2008.

Gross margin expansion in 2010.

WD-40 Specialist line introduced the following year.

Malaysia entity incorporated in 2012.

WD-40 Bike product line launched in the U.S. this past year.


Lava
3-IN-ONE
OIL
2000 FLUSHES
X-14
Mildew Stain
SPOT SHOT
Carpet Fresh
WD-40
SMART STRAW
blue WORKS
INDUSTRIAL GRADE
PENETRANT
WD-40
BIKE
CHAIN LUBRICANT
WD-40
SPECIALIST
RUST RELEASE
PENETRANT
SPRAY

YEAR	REVENUE	HEADCOUNT	
1953	$0*	4	
1954	$10,000*	4	
1955	$20,000*	4	
1956	$30,000*	5	
1957	$50,000*	5	First flight to exceed Mach 2 (twice the speed of sound)
1958	$70,000*	5	Worst worldwide economic downturn, 1945-1970
1959	$100,000*	5	The Fed began tightening monetary policy in 1959, leading to a recession that ended two years later.
1960	$175,000*	6	
1961	$250,000*	6	JFK set a goal to "land a man on the moon and return him safely to Earth" by the end of the decade.
1962	$300,000*	6	
1963	$375,000*	7	
1964	$450,000	7	
1965	$596,000	8	U.S. unit combat in Vietnam began in 1965.
1966	$916,000	9	
1967	$960,000	9	
1968	$1,330,000	9	
1969	$2,131,000	9	Despite initial setbacks, NASA's Apollo program achieved a successful moon mission in 1969.
1970	$2,737,000	9	An attempt to close Vietnam War budget deficits coincided with a mild recession.
1971	$3,683,000	9	
1972	$5,028,000	19	1970s Energy Crisis affected major industrial nations worldwide, causing petroleum shortages and inflation.
1973	$7,372,000	20	
1974	$10,405,000	23	Bretton Woods monetary system fell; economic stagnation in the Western hemisphere over much of the decade.
1975	$12,475,000	27	
1976	$17,339,000	31	
1977	$20,495,000	32	
1978	$26,270,000	35	
1979	$35,215,000	36	Federal Reserve's contracted monetary policy and residual effects of the Energy Crisis spurred the 1980 recession.
1980	$35,795,000	36	
1981	$44,590,000	36	
1982	$48,103,000	37	Falling demand for oil following the Energy Crisis led to a major surplus.
1983	$50,188,000	38	
1984	$57,306,000	39	
1985	$57,289,000	49	
1986	$69,384,000	56	The NASA space shuttle Challenger disintegrated after launch.
1987	$70,879,000	61	
1988	$80,005,000	79	
1989	$83,932,000	133	Middle East conflict and economic slowdown in 1990 led to rising costs.
1990	$90,990,000	136	
1991	$89,833,000	134	
1992	$99,964,000	136	
1993	$108,964,000	143	
1994	$112,166,000	144	Innovations in web and digital technology spurred feverish investment into Internet start-ups.
1995	$116,776,000	148	
1996	$130,912,000	149	
1997	$137,893,000	165	
1998	$144,397,000	167	
1999	$146,348,000	177	
2000	$152,698,000	184	The start of the decade saw the collapse of the financial bubble. Some companies failed, others lost much of their market cap but remained profitable.
2001	$163,748,000	227	
2002	$216,764,000	211	
2003	$238,140,000	213	
2004	$242,467,000	215	Liberal debt policies led to a housing bubble.
2005	$263,227,000	233	
2006	$286,916,000	244	
2007	$307,816,000	278	
2008	$317,118,000	302	The Great Recession lasted well over 20 months; less than 1% of banks failed, with aid from the $7 billion U.S. federal TARP program.
2009	$292,002,000	312	
2010	$321,516,000	316	
2011	$336,409,000	335	The last space shuttle flight.
2012	$342,784,000	348	
2013	$368,548,000	369	

* Financial data included on this timeline from 1953 through 1963 are estimates based on historical documents available to the Company such as board minutes, internal and external articles, and other documents. Financial data included from 1964 through the present date is from data published in the Company's historical annual reports and as submitted in its public filings with the Securities and Exchange Commission.

Global Business. Since the early days of the space race, WD-40 Company has grown to more than 365 employees worldwide with annual sales of more than $368 million. The Corporate Brand Support Centre, the R&D Center and its Latin America office are all located in the United States (U.S.). Outside the U.S., the Company has wholly owned subsidiaries in Canada, the United Kingdom, Australia, Malaysia and China, as well as several offices throughout Europe and Asia. WD-40 Company products are now sold in more than 187 countries around the world!



Distribution Centers

Australia
Canada
China
France
Germany
Netherlands
Italy
Spain
United Kingdom
United States

Subsidiaries & Offices

Australia
Canada
China
France
Germany
Italy
Malaysia
Netherlands
Portugal
Spain
United Kingdom
United States

Global Trading Blocs

Americas
Canada
Latin America
United States

Europe
Continental Europe
Eastern Europe
Middle East
Sub-Sahara Africa
United Kingdom

Asia Pacific
Asia
Australia
China

WD-40 Specialist product line markets

Austria
Belgium
Canada
Cyprus
Czech
Denmark
Finland
France
Germany
Hungary
Israel
Italy
Kuwait
Lithuania
Netherlands
Norway
Oman
Pakistan
Poland
Qatar
Russia
Saudi Arabia
Slovenia
Sweden
Switzerland
Ukraine
United Kingdom
United States

⟵ Commemorate 1953-2013: Remove this section along the perforation.



60 years of growth; one powerful shield

On this, our 60th anniversary, we review the successes of the past year – and the decades leading up to it. Today our flagship WD-40 brand is more popular than ever, and is a mainstay in the home and on the job all over the world.

While a lot has changed since 1953, one thing will never change here at WD-40 Company. We remain a company fearlessly committed to innovation – it's what keeps us competitive and relevant in today's increasingly complex world.

Ten Year Performance

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Net sales ($M)	$ 242	$ 263	$ 286	$ 307	$ 317	$ 292	$ 321	$ 336	$ 342	$ 368
Gross profit ($M)	$ 125	$ 129	$ 138	$ 148	$ 148	$ 144	$ 165	$ 168	$ 168	$ 189
Gross margin	51.8%	49.2%	48.2%	48.4%	46.8%	49.5%	51.4%	50.0%	49.2%	51.3%
Net income ($M)	$ 25	$ 27	$ 28	$ 31	$ 27	$ 26	$ 36	$ 36	$ 35	$ 39
EPS basic	$ 1.52	$ 1.67	$ 1.67	$ 1.85	$ 1.66	$ 1.59	$ 2.17	$ 2.16	$ 2.22	$ 2.55
EPS diluted	$ 1.50	$ 1.65	$ 1.66	$ 1.83	$ 1.64	$ 1.58	$ 2.15	$ 2.14	$ 2.20	$ 2.54
Headcount	222	233	244	278	302	312	316	334	347	369
Sales per EE ($M)	$ 1.09	$ 1.13	$ 1.18	$ 1.11	$ 1.05	$ 0.94	$ 1.02	$ 1.01	$ 0.98	$ 1.00
Net income per EE ($M)	$ 0.12	$ 0.12	$ 0.12	$ 0.11	$ 0.09	$ 0.08	$ 0.11	$ 0.11	$ 0.10	$ 0.11
ROIC	17.0%	18.4%	17.1%	20.1%	15.5%	15.8%	26.3%	21.9%	23.1%	22.0%


WD-40
COMPANY

Table of Contents



Notice of Annual Meeting of Stockholders and Proxy Statement

WD-40 COMPANY

1061 Cudahy Place
San Diego, California 92110

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The 2013 Annual Meeting of Stockholders of WD-40 Company will be held at the following location and for the following purposes:

When Tuesday, December 10, 2013, at 2:00 p.m.

Where Joan B. Kroc Institute for Peace & Justice,
University of San Diego,
5998 Alcala Park,
San Diego, California 92110

Items of Business

1. To elect a Board of Directors for the ensuing year and until their successors are elected and qualified;
2. To hold an advisory vote to approve executive compensation;
3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2014; and
4. To consider and act upon such other business as may properly come before the meeting.

Who Can Vote Only the stockholders of record at the close of business on October 15, 2013 are entitled to vote at the meeting.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



VIA THE INTERNET
Visit the web site listed on your proxy card



BY MAIL
Sign, date and return your proxy card in the enclosed envelope



BY TELEPHONE
Call the telephone number on your proxy card



IN PERSON
Attend the Annual Meeting in San Diego

By Order of the Board of Directors

Richard T. Clampitt
Secretary
San Diego, California
October 31, 2013

PROXY STATEMENT SUMMARY

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and 2013 Annual Report before you vote.

2013 ANNUAL MEETING OF SHAREHOLDERS

Date and Time:
December 10, 2013, at 2:00 p.m.

Place:
Joan B. Kroc Institute for Peace & Justice
University of San Diego
5998 Alcala Park
San Diego, California 92110

Record Date:
October 15, 2013

Meeting Webcast:
www.wd40company.com in the Investor Relations section beginning at 2:00 p.m. Pacific Time on December 10, 2013

CORPORATE GOVERNANCE

Our Corporate Governance Policies Reflect Best Practices

• Annual election of all directors	• Executive sessions of independent directors held at each regularly scheduled board meeting
• Independent chair	• Company policy prohibits pledging and hedging of WD-40 Company stock
• Seven of eight directors are independent	• All equity grants received by directors since 2007 must be held until board service is ended
• Independent chair approves board meeting agendas	• Board participation in CEO succession planning

VOTING MATTERS AND BOARD RECOMMENDATIONS

Management Proposals:	Board's Recommendation	Page
Election of Directors (Item No. 1)	FOR all Director Nominees	3
Advisory Vote To Approve Executive Compensation (Item No. 2)	FOR	15
Ratification of appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2014 (Item No. 3)	FOR	38

EXECUTIVE COMPENSATION PHILOSOPHY AND FRAMEWORK

Compensation Objectives

The Company's executive compensation program is designed to achieve five primary objectives:

1. Attract, motivate, reward and retain high performing executives;
2. Align the interests and compensation of executives with the value created for stockholders;
3. Create a sense of motivation among executives to achieve both short- and long-term Company objectives;
4. Create a direct, meaningful link between business and team performance and individual accomplishment and rewards; and
5. Ensure our compensation programs are appropriately competitive in the relevant labor markets.

Our Executive Compensation Programs Incorporate Strong Governance Features

• No Employment Agreements with Executive Officers	• Executive Officers are Subject to Strong Stock Ownership Guidelines
• No Supplemental Executive Retirement Plans for Executive Officers	• Executives Prohibited from Hedging or Pledging Company Stock
• Long-Term Incentive Awards are Subject to Double-Trigger Vesting upon Change of Control	• No Backdating or Repricing of Equity Awards
• Annual and Long-Term Incentive Programs Provide a Balanced Mix of Goals for Profitability and Total Stockholder Return Performance	• Financial Goals for Performance Awards Never Reset

Say-on-Pay Voting

At the Company's 2011 Annual Meeting of Stockholders, the first advisory Say-on-Pay vote was held and the Company's stockholders were also asked to express their preference as to the frequency of future Say-on-Pay votes. With regard to the advisory vote as to the frequency of future Say-on-Pay votes, the Company's stockholders expressed a preference to have Say-on-Pay votes every year. The Say-on-Pay votes approving NEO compensation for 2011 and 2012 were approved in each year by more than 97% of the votes cast.

Please see the Compensation Discussion and Analysis section of this proxy statement for a detailed description of our executive compensation.

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

GENERAL INFORMATION

Q: Why am I receiving these proxy materials?

A: This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of WD-40 Company for use at its Annual Meeting of Stockholders to be held on Tuesday, December 10, 2013, and at any postponements or adjournments thereof. This Proxy Statement and enclosed form of Proxy are first sent to stockholders on or about October 31, 2013.

At the meeting, the stockholders of WD-40 Company will consider and vote upon (i) the election of the Board of Directors for the ensuing year; (ii) an advisory vote to approve executive compensation; and (iii) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2014. Detailed information concerning these matters is set forth below. Management knows of no other business to come before the meeting.

Q: What constitutes a quorum in order to hold and transact business at the Annual Meeting?

A: The close of business on October 15, 2013, is the record date for stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders of WD-40 Company. On October 15, 2013, WD-40 Company had outstanding 15,290,586 shares of $.001 par value common stock. Stockholders of record entitled to vote at the meeting will have one vote for each share so held on the matters to be voted upon. If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Broker non-votes are shares that are held of record by a bank or broker as to which the bank or broker has not received instructions from the beneficial owner as to how the shares are to be voted.

Q: If I hold my shares through a broker, how do I vote?

A: If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. If you hold your shares through a broker, it is important that you cast your vote if you want it to count in the election of directors and in the advisory vote to approve executive compensation. You may have received a notice from the Company entitled "Important Notice Regarding the Availability of Proxy Materials Shareholder Meeting to Be Held on December 10, 2013" with voting instructions or you may have received these proxy materials with separate voting instructions. Follow the instructions to vote or to request further voting instructions as set forth on the materials you have received. For more information on this topic, see the Securities and Exchange Commission ("SEC") Investor Alert issued in February 2010 entitled "New Shareholder Voting Rules for the 2010 Proxy Season" at: ***http://www.sec.gov/investor/alerts/votingrules2010.htm.***

Q: How will my vote be cast if I provide instructions or return my Proxy and can I revoke my proxy?

A: If the enclosed form of Proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. If no specified instruction is given with respect to a particular matter on your form of Proxy, your shares will be voted by the proxy holder as set forth on the form of Proxy. A Proxy may be revoked by attendance at the meeting or by filing a Proxy bearing a later date with the Secretary of the Company.

Q: How are the proxies solicited and what is the cost?

A: The cost of soliciting proxies will be borne by the Company. Solicitations other than by mail may be made by telephone or in person by employees of the Company for which the expense will be nominal.

PRINCIPAL SECURITY HOLDERS

The following table sets forth information concerning those persons known to the Company to be the beneficial owners of more than 5% of the common stock of the Company.

Name and Address of Beneficial Owner	Amount and Nature Of Beneficial Ownership October 15, 2013	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,246,769[1]	8.15%
Parnassus Investments 1 Market Street, Suite 1600 San Francisco, CA 94105	1,131,000[2]	7.40%
Kayne Anderson Rudnick Investment Management, LLC 1800 Avenue of the Stars, 2nd Floor Los Angeles, CA 90067	1,064,021[3]	6.96%
RidgeWorth Capital Management, Inc. 3333 Piedmont Road NE, Suite 1500 Atlanta, GA 30305	942,881[4]	6.17%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355-2331	903,919[5]	5.91%

1 As of June 30, 2013, BlackRock, Inc. ("BlackRock") and five BlackRock subsidiary investment managers filed reports on Form 13F with the Securities and Exchange Commission to report beneficial ownership of a total of 1,246,769 shares. BlackRock disclaims investment discretion with respect to all shares reported as beneficially owned by its investment management subsidiaries. Sole investment discretion and sole voting authority with respect to shares is reported for the following BlackRock subsidiaries: BlackRock Fund Advisors as to 715,324 shares, BlackRock Institutional Trust Company, N.A. as to 445,008 shares, BlackRock Investment Management, LLC as to 48,572 shares, BlackRock International Limited as to 11,057 shares and six other BlackRock subsidiaries as to a total of 26,808 shares. Beneficial ownership information for BlackRock, Inc. and its investment management subsidiaries as of October 15, 2013 is unavailable.

2 As of June 30, 2013, Parnassus Investments ("Parnassus") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 1,131,000 shares. Parnassus reported sole investment discretion and sole voting authority with respect to all shares. Beneficial ownership information as of October 15, 2013 is unavailable.

3 As of June 30, 2013, Kayne Anderson Rudnick Investment Management LLC ("Kayne") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 1,064,021 shares. Kayne reported sole investment discretion and sole voting authority with respect to all shares. Beneficial ownership information as of October 15, 2013 is unavailable.

4 As of June 30, 2013, SunTrust Bank, Inc. filed a report on Form 13F with the Securities and Exchange Commission on behalf of RidgeWorth Capital Management, Inc. and its subsidiaries, Ceredex Value Advisors LLC ("Ceredex") and Certium Asset Management, LLC ("Certium") to report beneficial ownership of 942,881 shares. Ceredex and Certium reported sole investment discretion and sole voting authority with respect to 941,502 and 1,379 shares respectively. Beneficial ownership information as of October 15, 2013 is unavailable

5 As of June 30, 2013, The Vanguard Group, Inc. ("Vanguard") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 903,919 shares, including 21,826 shares held by Vanguard Fiduciary Trust Company with respect to which Vanguard Fiduciary Trust Company reports shared investment discretion and sole voting authority. Vanguard reported sole investment discretion and no voting authority with respect to 881,393 shares and sole investment discretion and sole voting authority with respect to 700 shares. Beneficial ownership information as of October 15, 2013 is unavailable.

ITEM NO. 1 — NOMINEES FOR ELECTION AS DIRECTORS AND SECURITY OWNERSHIP OF MANAGEMENT

At the Company's Annual Meeting of Stockholders, the eight nominees named below under the heading, *Nominees for Election as Directors*, will be presented for election as directors until the next Annual Meeting of Stockholders and until their successors are elected or appointed. In the event any nominee is unable or declines to serve as a director at the time of the Annual Meeting, any proxy granted to vote for such nominee will be voted for a nominee designated by the present Board of Directors to fill such vacancy.

The nominees for election to the Board of Directors who receive a plurality of the votes cast for the election of directors by the shares present, in person or by proxy, shall be elected as directors. Holders of common stock are not entitled to cumulate their votes in the election of directors. Withheld votes and broker non-votes are not counted as votes in favor of any nominee. Since the eight nominees receiving the most votes will be elected as directors, withheld votes and broker non-votes will have no effect upon the outcome of the election.

Article III, Section 2 of the Bylaws of the Company, approved by stockholders on December 9, 2008, provides that the authorized number of directors of the Company shall not be less than seven nor more than twelve until changed by amendment of the Certificate of Incorporation or by a bylaw duly adopted by the stockholders. The exact number of directors is to be fixed from time to time by a bylaw or amendment thereof duly adopted by the stockholders or by resolution of the Board of Directors. The number of directors was fixed at eight effective as of December 13, 2011 by resolution of the Board of Directors adopted on October 11, 2011.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that each director and nominee other than Garry O. Ridge is an independent director as defined in Rule 5605(a)(2) of the Marketplace Rules of The Nasdaq Stock Market LLC (the "Nasdaq Rules"). In considering the independence of directors, the Board of Directors considered Gregory A. Sandfort's indirect interest, as an executive officer of Tractor Supply Company, in purchases of the Company's products made by Tractor Supply Company in the ordinary course of business. The total amount of net sales recorded by the Company for all product purchases by Tractor Supply Company during fiscal year 2013 was $773,561. The Company has concluded that Mr. Sandfort's indirect interest in such transactions is not material and does not require specific disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

Information concerning the independence of directors serving on committees of the Board of Directors is provided below as to each committee.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth certain information, including beneficial ownership of the Company's common stock, for the current directors, for the executive officers named in the Summary Compensation Table below, and for all directors and executive officers as a group.

				Amount and Nature of Beneficial Ownership October 15, 2013[1]	
Director/Nominee	Age	Principal Occupation	Director Since	Number	Percent of Class
Giles H. Bateman	68	Investor; Retired CFO, Price Club	2003	18,070[2]	*
Peter D. Bewley	67	Investor; Retired General Counsel, The Clorox Company	2005	26,718[3]	*
Richard A. Collato	70	Investor, Retired President & CEO, YMCA of San Diego County	2003	25,872[4]	*
Mario L. Crivello	73	Investor	1994	720,461[5]	4.71%
Linda A. Lang	55	Chairman & CEO, Jack in the Box, Inc.	2004	21,596[6]	*
Garry O. Ridge	57	President and CEO, WD-40 Company	1997	84,304[7]	*
Gregory A. Sandfort	58	President and CEO, Tractor Supply Company	2011	10,324[8]	*
Neal E. Schmale	67	Board Chair, WD-40 Company; Retired President and COO, Sempra Energy	2001	27,468[9]	*

* Less than one (1) percent.

1 All shares owned directly unless otherwise indicated.

2 Mr. Bateman has the right to acquire 7,300 shares upon the exercise of stock options and the right to receive 6,880 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

3 Mr. Bewley has the right to acquire 9,800 shares upon the exercise of stock options and the right to receive 11,437 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

4 Mr. Collato has the right to acquire 9,800 shares upon the exercise of stock options and the right to receive 8,128 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

5 Mr. Crivello has sole voting and investment power over 608,249 shares held in trust for the benefit of others. He also has sole voting and investment power over 106,098 shares held directly. Mr. Crivello also has the right to receive 6,114 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

6 Ms. Lang has the right to acquire 7,300 shares upon the exercise of stock options and the right to receive 10,654 shares upon settlement of restricted stock units upon termination of her service as a director of the Company.

7 Mr. Ridge has the right to acquire 30,000 shares upon exercise of stock options, the right to receive 5,884 shares upon settlement of restricted stock units upon termination of employment, the right to receive 5,854 shares upon settlement of restricted stock units upon vesting within 60 days and the right to receive 5,780 shares upon settlement of vested performance share units. Mr. Ridge also has voting and investment power over 1,168 shares held under the Company's 401(k) plan.

8 Mr. Sandfort has the right to receive 5,224 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

9 Mr. Schmale has the right to acquire 7,300 shares upon the exercise of stock options and the right to receive 11,437 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

ITEM NO. 1 — NOMINEES FOR ELECTION AS DIRECTORS AND SECURITY OWNERSHIP OF MANAGEMENT *(CONTINUED)*

Executive Officer	Age	Principal Occupation	Amount and Nature of Beneficial Ownership October 15, 2013[1]	
			Number	Percent of Class
Jay W. Rembolt	62	Chief Financial Officer and Vice President, Finance, WD-40 Company	39,705[2]	*
Michael J. Irwin	50	Executive Vice President, Global Business Development Group, WD-40 Company	19,320[3]	*
Michael L. Freeman	60	Division President, the Americas, WD-40 Company	25,105[4]	*
William B. Noble	55	Managing Director Europe, WD-40 Company Ltd. (U.K.)	23,809[5]	*
All Directors and Executive Officers as a Group			1,074,986[6]	6.93%

* Less than one (1) percent.

1 All shares owned directly unless otherwise indicated.

2 Mr. Rembolt has the right to acquire 17,160 shares upon exercise of stock options, the right to receive 1,452 shares upon settlement of restricted stock units upon vesting within 60 days and the right to receive 1,734 shares upon settlement of vested performance share units. Mr. Rembolt has voting and investment power over 5,865 shares held under the Company's 401(k) plan.

3 Mr. Irwin has the right to receive 3,971 shares upon settlement of restricted stock units upon termination of employment, the right to receive 1,204 shares upon settlement of restricted stock units upon vesting within 60 days and the right to receive 1,156 shares upon settlement of vested performance share units. Mr. Irwin has voting and investment power over 813 shares held under the Company's 401(k) plan.

4 Mr. Freeman has the right to receive 3,971 shares upon settlement of restricted stock units upon termination of employment, the right to receive 1,543 shares upon settlement of restricted stock units upon vesting within 60 days and the right to receive 1,734 shares upon settlement of vested performance share units. Mr. Freeman has voting and investment power over 2,222 shares held under the Company's 401(k) plan.

5 Mr. Noble has the right to acquire 10,000 shares upon exercise of stock options, the right to receive 3,971 shares upon settlement of restricted stock units upon termination of employment, the right to receive 1,222 shares upon settlement of restricted stock units upon vesting within 60 days and the right to receive 1,156 shares upon settlement of vested performance share units.

6 Total includes the rights of directors and executive officers to acquire 98,660 shares upon exercise of stock options, the rights of executive officers and directors to receive a total of 85,613 shares upon settlement of restricted stock units upon termination of employment or service as a director of the Company, the rights of executive officers to receive a total of 13,593 shares upon settlement of restricted stock units upon vesting within 60 days, the rights of executive officers to receive 13,872 shares upon settlement of vested performance share units and 11,674 shares held by executive officers under the Company's 401(k) plan.

NOMINEES FOR ELECTION AS DIRECTORS

GILES H. BATEMAN

Director

Age: 68
Director since: 2003

Committees:
Audit (Chair)
Finance

Giles H. Bateman was elected to the Board of Directors in 2003. Mr. Bateman has been retired since 2000. He was a co-founder and Chief Financial Officer of Price Club from 1976 until 1991. Mr. Bateman served as director and Chairman of CompUSA, Inc. from 1994 until 2000. Mr. Bateman served as a director of Tuesday Morning, Inc. from 2002 until 2006 and as a director of United PanAm Financial Corp. from 2006 until 2010. He presently serves as a director of Life Time Fitness, Inc. Mr. Bateman's financial expertise, considerable public company board experience and knowledge of the retail industry provide the Board with a breadth of relevant skill and experience.

Skills and Expertise

- Former CFO with in-depth financial expertise
- Strong consumer retail background
- Broad public company board experience

PETER D. BEWLEY

Director

Age: 67
Director since: 2005

Committees:
Governance (Chair)
Audit
Compensation

Peter D. Bewley was appointed to the Board of Directors in 2005. Mr. Bewley served as Associate General Counsel for Johnson & Johnson from 1985 to 1994 after serving as a staff attorney with Johnson & Johnson from 1977 to 1985. He was Vice President, General Counsel and Secretary and Chief Compliance Officer of Novacare, Inc. from 1994 to 1998. Mr. Bewley was the Senior Vice President–General Counsel and Secretary of The Clorox Company from 1998 until his retirement in 2005. He presently serves as a director of Tractor Supply Company. Mr. Bewley's experience at consumer packaged goods companies prepared him to address strategic issues confronting the Company. In addition, his service as general counsel and secretary of two public companies provides the Board with a practical and in depth perspective on corporate governance and legal matters.

Skills and Expertise

- Former General Counsel with extensive legal experience
- Governance expert
- Consumer packaged goods industry background

RICHARD A. COLLATO

Director

Age: 70
Director since: 2003

Committees:
Compensation (Chair)
Audit

Richard A. Collato was elected to the Board of Directors in 2003. Mr. Collato served as President and Chief Executive Officer of the YMCA of San Diego County from 1981 until his retirement in 2010. He is currently a General Manager of Ingold Family Investments, LLC. Mr. Collato served as a director of Surge Global Energy, Inc. from 2006 to 2008, as a director of Sempra Energy from 1993 to 2010 and as a director of PepperBall Technologies, Inc. from 2008 to February 2011. Mr. Collato has extensive public and private company board experience and 29 years of successful CEO experience. He serves on the board of the Corporate Directors Forum and is an adjunct professor at the University of San Diego's graduate program, teaching corporate governance. His understanding of corporate governance and management theory and practice makes him a contributing member of the Board.

Skills and Expertise

- Former CEO with deep management experience
- Particular expertise in compensation and risk management
- Knowledgeable in governance matters

MARIO L. CRIVELLO

Director

Age: 73
Director since: 1994

Committees:
Compensation
Finance
Governance

Mario L. Crivello was elected to the Board of Directors in 1994. Mr. Crivello was the managing owner and master of Tuna Purse Seiners until his retirement in 1984. Mr. Crivello and members of his family have been investors in the Company since its founding. His long-standing relationship with the Company and his insight into its history and market position provide the Board with a valuable shareowner perspective.

Skills and Expertise

- Institutional knowledge from the Company's beginning
- Significant shareholder with strong shareholder perspective
- Former business owner with focus on cost management and return

LINDA A. LANG

Director

Age: 55
Director since: 2004

Committees:
Finance (Chair)
Compensation

Linda A. Lang was elected to the Board of Directors in 2004. Since 2005, Ms. Lang has served as Chairman of the Board and Chief Executive Officer of Jack in the Box, Inc. Ms. Lang has been employed by Jack in the Box, Inc. for 26 years and from 1996 until 2005 she held the offices of President and Chief Operating Officer, Executive Vice President, Senior Vice President Marketing, Vice President and Regional Vice President, Southern California Region, and Vice President Marketing. Ms. Lang has extensive knowledge and expertise in the areas of brand management and marketing, financial management and reporting, supply chain and distribution management as well as strategic planning, executive compensation and succession management. Her experience in these and other areas of corporate management and governance offer complementary experience to the Board.

Skills and Expertise

- Active CEO in touch with today's consumer
- In depth experience in brand management, finance, distribution and compensation
- Strong focus on strategy development, strategic planning and strategy execution

GARRY O. RIDGE

President & CEO

Age: 57
Director since: 1997

Garry O. Ridge joined WD-40 Company in 1987 as Managing Director, WD-40 Company (Australia) Pty. Limited and he was responsible for Company operations throughout the Pacific and Asia. Mr. Ridge transferred to the corporate office in 1994 as Director International Operations and was elected Vice President - International in 1995. He was elected to the position of Executive Vice President/Chief Operating Officer in 1996 and he was named President and Chief Executive Officer in 1997. He was also elected to the Board of Directors in 1997. Prior to joining WD-40 Company Mr. Ridge was Managing Director of Mermax Pacific Pty. Ltd. and held a number of senior management positions with Hawker Pacific Pty. Ltd. (a Hawker Siddeley PLC Group Company) which was a licensee for WD-40 until 1988. As the CEO of the Company, Mr. Ridge offers the Board an important Company-based perspective. In addition, his particular knowledge of the Company's international markets and industry position provides the Board with valuable insight.

Skills and Expertise

- CEO of the Company
- Leader with a passion for a strong culture, employee engagement and protecting and maximizing the return on the Company's brand assets
- Particular expertise in driving a global business

GREGORY A. SANDFORT

Director

Age: 58
Director since: 2011

Committees:
Finance
Governance

Gregory A. Sandfort was elected to the Board of Directors in October 2011. Mr. Sandfort assumed the role of President and Chief Executive Officer of Tractor Supply Company in January 2013. Mr. Sandfort served as President and Chief Operating Officer of Tractor Supply Company since 2012. Mr. Sandfort served as President and Chief Merchandising Officer of Tractor Supply Company since 2009 and he served as Executive Vice President-Chief Merchandising Officer of Tractor Supply Company from 2007 to 2009. Mr. Sandfort previously served as President and Chief Operating Officer at Michael's Stores, Inc. from 2006 to 2007, and as Executive Vice President-General Merchandise Manager at Michaels Stores, Inc. from 2004 to 2006. Mr. Sandfort served as Vice Chairman and Co-Chief Executive Officer of Kleinert's Inc. from 2002 to 2003 and as a Vice President, General Merchandise Manager for Sears, Roebuck and Co. from 1998 to 2002. As Chief Executive Officer of an existing WD-40 Company customer, Mr. Sandfort brings a customer perspective to the board. The board also values Mr. Sandfort's extensive management experience in the retail industry.

Skills and Expertise

- Active CEO in a channel that distributes the Company's products
- Brings a customer perspective
- Direct connection with consumers of the Company's products

NEAL E. SCHMALE

Chair

Age: 67
Director since: 2001

Committees:
Audit
Finance
Governance

Neal E. Schmale was elected to the Board of Directors in 2001. Mr. Schmale was named Board Chair in 2004. Mr. Schmale was President and Chief Operating Officer of Sempra Energy from 2006 until his retirement effective as of November 1, 2011. Previously, he was Executive Vice President and Chief Financial Officer of Sempra Energy from 1998 through 2005. Mr. Schmale served as a director of Sempra Energy from 2004 until November 1, 2011. He presently serves as a director of Murphy Oil Corporation. Mr. Schmale's past experience as director on four public company boards and his extensive senior management experience with a Fortune 300 company offers the Board valuable judgment and management perspective.

Skills and Expertise

- Former COO and CFO with broad financial and operations experience
- Focused on strategy and execution
- Extensive public company board experience

BOARD LEADERSHIP, RISK OVERSIGHT AND COMPENSATION-RELATED RISK

The Board of Directors of WD-40 Company has maintained separation of its principal executive officer and board chair positions for many years. In addition, the board chair position is held by an independent director and the Charter of the Corporate Governance Committee provides that a retiring Chief Executive Officer will not be nominated to stand for re-election to the Board. The Board of Directors believes that separation of the principal executive officer and the board chair positions is appropriate for the Company given the size of the Board and the need for undivided attention of the Chief Executive Officer to the implementation of strategic directives and overall management responsibilities. As an independent director, the board chair can provide leadership to the Board without perceived or actual conflicts associated with individual and collective interests of management employees. The Board of Directors believes that a retiring Chief Executive Officer should not continue to serve as a director in order to provide management with an unfettered ability to provide new leadership.

Risk oversight is undertaken by the Board of Directors as a whole but various Board Committees are charged with responsibility to review and report on business and management risks included within the purview of each Committee's responsibilities. The Compensation Committee considers risks associated with the Company's compensation policies and practices, with particular focus on the incentive bonus and equity awards offered to the Company's executive officers. The Audit Committee considers risks associated with financial reporting and internal control and risks related to information technology catastrophe and disaster recovery, as well as management of the Company's insurance risks and coverage. The Finance Committee considers risks associated with the Company's financial management and investment activities, acquisition-related risks and Employee Retirement Income Security Act of 1974 plan oversight. The Board and the Committees receive periodic reports from management employees having responsibility for the management of particular areas of risk. The Chief Executive Officer is responsible for overall risk management and provides input to the Board of Directors with respect to the Company's risk management process and is responsive to the Board in carrying out its risk oversight role.

With respect to compensation-related risk, the Company's management has undertaken an annual assessment of the Company's compensation policies and practices and strategic business initiatives to determine whether any of these policies or practices, as well as any compensation plan design features, including those applicable to the executive officers, are reasonably likely to have a material adverse effect on the Company. Based on this review, management has concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion is based primarily on the fact that the incentives underlying most of the Company's compensation plan design features are directed to a balance between increased revenues, increased profitability and achievement of longer-term strategic objectives. Management has discussed these findings with the Compensation Committee.

BOARD OF DIRECTORS MEETINGS, COMMITTEES AND ANNUAL MEETING ATTENDANCE

The Board of Directors is charged by the stockholders with managing or directing the management of the business affairs and exercising the corporate power of the Company. The Board of Directors relies on the following standing committees to assist in carrying out the Board of Directors' responsibilities: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Finance Committee. Each of the committees has a written charter approved by the Board of Directors and such charters are available on WD-40 Company's web site at *www.wd40company.com* on the "Investors" page under the Officers and Directors link. There were six meetings of the Board of Directors during the last fiscal year. Each director serving for the full fiscal year attended at least 75 percent of the aggregate of the total number of meetings of the Board and of all committees on which the director served. The Board of Directors holds an annual organizational meeting on the date of the Annual Meeting of Stockholders. All Directors are expected to attend the Annual Meeting. At the last Annual Meeting of Stockholders, all nominee directors, except for Giles H. Bateman, were present.

BOARD OF DIRECTORS COMPENSATION

Director compensation is set by the Board of Directors upon the recommendation of the Corporate Governance Committee. The Corporate Governance Committee conducts an annual review of non-employee director compensation, including consideration of a survey of director compensation for the same peer group of companies used by the Compensation Committee for the assessment of executive compensation. The compensation advisor serving the Compensation Committee, Compensia, Inc., has also provided guidance and analysis to the Corporate Governance Committee with respect to non-employee director compensation recommendations. For fiscal year 2013, non-employee directors received compensation for services as directors pursuant to the Directors' Compensation Policy and Election Plan (the "Director Compensation Policy") adopted by the Board of Directors on October 9, 2012. Pursuant to the Director Compensation Policy, non-employee directors received a base annual fee of $35,000 for services provided from January 1, 2013 through the date of the Company's 2013 Annual Meeting of Stockholders. The Board Chair received an additional annual fee of $14,000. Non-employee directors received additional cash compensation for service on various Board Committees. The Chair of the Audit Committee received $16,000 and each other member of the Audit Committee received $8,000. The Chair of the Compensation Committee received $10,000 and each other member of the Compensation Committee received $4,000. Each Chair of the Corporate Governance Committee and the Finance Committee received $8,000 and each other member of those committees received $4,000. All such annual fees were paid in April 2013.

In December 2007, the Company's stockholders approved the WD-40 Company 2007 Stock Incentive Plan (the "Stock Incentive Plan") to authorize the issuance of stock-based compensation awards to employees as well as to directors and consultants. For services provided for the period from the date of the Company's 2012 Annual Meeting of Stockholders to the next annual meeting, the Director Compensation Policy provided for the grant of restricted stock unit ("RSU") awards having a grant date value of $49,000 to each non-employee director. Each RSU represents the right to receive one share of the Company's common stock. On December 11, 2012, each non-employee director received an RSU award covering 1,033 shares of the Company's common stock. Additional information regarding the RSU awards is provided in a footnote to the Director Compensation table below. Each non-employee director was also permitted to elect to receive an RSU award in lieu of all or a portion of his or her base annual fee for service as a director as specified above. The number of shares of the Company's common stock subject to each such RSU award granted to the non-employee directors equaled the compensation payable in RSUs divided by the fair market value of the Company's common stock as of the date of grant. RSU awards granted to non-employee directors pursuant to the Director Compensation Policy are subject to Award Agreements under the Stock Incentive Plan. All RSU awards granted to non-employee directors are fully vested and are settled in shares of the Company's common stock upon termination of the director's service as a director of the Company.

The Company also maintains a Director Contributions Fund from which each incumbent non-employee director has the right, at a specified time each fiscal year, to designate $6,000 in charitable contributions to be made by the Company to properly qualified (under Internal Revenue Code Section 501(c)(3)) charitable organizations.

DIRECTOR COMPENSATION TABLE FISCAL YEAR 2013

The following Director Compensation table provides information concerning director compensation earned by each non-employee director for services rendered in fiscal year 2013. Since the annual base fee and fees for service on Committees are payable for services provided to the Company from January 1st of the fiscal year until the next annual meeting of stockholders, such compensation is reported for purposes of the Director Compensation table on a weighted basis. For fiscal year 2013, one third of the reported compensation earned or paid in cash is based on the Director Compensation Policy in effect for calendar year 2012 and two thirds of the reported compensation earned or paid in cash is based on the Director Compensation Policy in effect for calendar year 2013. Amounts earned and reported in the Director Compensation table for Fees Earned or Paid in Cash for the fiscal year for each director are dependent upon the various committees on which each director served as a member or as chair during the fiscal year.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Giles H. Bateman	$54,000	$48,964	$—	$6,000	$108,964
Peter D. Bewley	$51,333	$48,964	$—	$6,000	$106,297
Richard A. Collato	$51,333	$48,964	$—	$6,000	$106,297
Mario L. Crivello	$46,000	$48,964	$—	$6,000	$100,964
Linda A. Lang	$46,000	$48,964	$—	$6,000	$100,964
Gregory A. Sandfort	$44,667	$48,964	$—	$6,000	$ 99,631
Neal E. Schmale	$64,000	$48,964	$—	$6,000	$118,964

1 For services rendered during fiscal year 2013, directors received RSU awards pursuant to elections made in 2011 and 2012 under the Director Compensation Policy with respect to their services as directors in calendar years 2012 and 2013, respectively, in each case in lieu of all or part of their base annual fees for such calendar year (as described in the narrative preceding the Director Compensation table) as follows: Peter D. Bewley, Linda A. Lang, Gregory A. Sandfort and Neal E. Schmale received RSU awards valued at $33,985.

2 Amounts included in the Stock Awards column represent the grant date fair value for non-elective RSU awards granted to all non-employee directors pursuant to the Director Compensation Policy. On December 11, 2012, each director received a non-elective RSU award covering 1,033 shares of the Company's common stock. Each RSU award has a grant date fair value equal to the closing price of the Company's common stock on that date in the amount of $47.40 per share multiplied by the number of shares underlying the RSU award. The number of shares underlying each RSU award is rounded down to the nearest whole share. The number of RSUs held by each director as of the end of the fiscal year are reported above in footnotes to the table under the heading, *Security Ownership of Directors and Executive Officers*. The RSUs are settled in stock only upon termination of service as a director and the RSUs provide for the payment of dividend equivalent compensation in amounts equal to dividends declared and paid on the Company's common stock.

3 Outstanding options held by each director as of the end of the fiscal year are reported above in footnotes to the table under the heading, *Security Ownership of Directors and Executive Officers*.

4 Amounts represent charitable contributions made by the Company as designated by each non-employee director pursuant to the Company's Director Contribution Fund.

EQUITY HOLDING REQUIREMENT FOR DIRECTORS

All RSU awards to non-employee directors, including both non-elective grants and RSU awards granted pursuant to the annual elections of the directors to receive RSUs in lieu of all or part of their base annual fee, provide for immediate vesting but will not be settled in shares of the Company's common stock until termination of the each director's service as a director. The number of shares to be issued to each non-employee director upon termination of service is disclosed in the footnotes to the table under the heading, *Security Ownership of Directors and Executive Officers*.

STOCKHOLDER COMMUNICATIONS WITH BOARD OF DIRECTORS

Stockholders may send communications to the Board of Directors by submitting a letter addressed to: WD-40 Company, Corporate Secretary, 1061 Cudahy Place, San Diego, CA 92110.

The Board of Directors has instructed the Corporate Secretary to forward such communications to the Board Chair. The Board of Directors has also instructed the Corporate Secretary to review such correspondence and, at the Corporate Secretary's discretion, to not forward correspondence which is deemed of a commercial or frivolous nature or inappropriate for Board of Director consideration. The Corporate Secretary may also forward the stockholder communication within the Company to another department to facilitate an appropriate response.

COMMITTEES

Director	Audit	Compensation	Governance	Finance
Giles H. Bateman	Chair			✓
Peter D. Bewley	✓	✓	Chair	
Richard A. Collato	✓	Chair		
Mario L. Crivello		✓	✓	✓
Linda A. Lang		✓		Chair
Garry O. Ridge				
Gregory A. Sandfort			✓	✓
Neal E. Schmale	✓		✓	✓
Number of Meetings Held in Fiscal Year 2013	5	7	4	5

CORPORATE GOVERNANCE COMMITTEE NOMINATION POLICIES AND PROCEDURES

The Corporate Governance Committee is comprised of Peter D. Bewley (Chair), Mario L. Crivello, Gregory A. Sandfort and Neal E. Schmale. The Corporate Governance Committee also functions as the Company's nominating committee and is comprised exclusively of independent directors as defined in the Nasdaq Rules. The Corporate Governance Committee met four times during the last fiscal year.

The Corporate Governance Committee acts in conjunction with the Board of Directors to ensure that a regular evaluation is conducted of succession plans, performance, independence, and of the qualifications and integrity of the Board of Directors. The Corporate Governance Committee also reviews the applicable skills and characteristics required of nominees for election as directors. The objective is to balance the composition of the Board of Directors to achieve a combination of individuals of different backgrounds and experiences, including, but not limited to, whether the candidate is currently or has recently been an executive officer at a publicly traded company; whether the candidate has substantial background in matters related to the Company's products or markets, in particular, supply chain management, information technology, retailing and marketing; and whether the candidate has substantial international business experience, a substantial financial background or is serving as a director at one or more publicly traded companies. The Board of Directors has not established any specific diversity criteria for the selection of nominees other than the general composition criteria noted above.

In determining whether to recommend a director for re-election, the Corporate Governance Committee considers the director's past attendance at meetings, results of annual evaluations and the director's participation in and anticipated future contributions to the Board of Directors. A director who will have reached the age of 72 prior to the date of the next annual meeting of stockholders, except for non-employee directors first elected to the Board prior to June 29, 1999, will not be recommended for re-election at that meeting.

The Corporate Governance Committee reviews new Board of Director nominees through a series of internal discussions, reviewing available information, and interviewing selected candidates. Generally, candidates for nomination to the Board of Directors have been suggested by directors or employees. The Company does not currently employ a search firm or third party in connection with seeking or evaluating candidates.

The Corporate Governance Committee will consider director candidates recommended by security holders under the same criteria as other candidates described above. Nominations may be submitted by letter addressed to: WD-40 Company Corporate Governance Committee, Corporate Secretary, 1061 Cudahy Place, San Diego, CA 92110. Nominations by security holders must be submitted in accordance with the requirements of the Company's Bylaws, including submission of such nominations within the time required for submission of stockholder proposals as set forth below under the heading, *Stockholder Proposals*.

AUDIT COMMITTEE
RELATED PARTY TRANSACTIONS REVIEW AND OVERSIGHT

The Audit Committee is comprised of Giles H. Bateman (Chair), Peter D. Bewley, Richard A. Collato, and Neal E. Schmale. Five meetings were held during the last fiscal year to review quarterly financial reports, to consider the annual audit and other audit services, to review the audit with the independent registered public accounting firm after its completion and to review the Company's business continuity and insurance programs. The Board of Directors has determined that Mr. Bateman is an "audit committee financial expert" as defined by regulations adopted by the Securities and Exchange Commission. Mr. Bateman and each of the other members of the Audit Committee are independent directors as defined in the Nasdaq Rules. Each member of the Audit Committee also satisfies the requirements for service on the Audit Committee as set forth in Rule 5605(c)(2) of the Nasdaq Rules.

The Audit Committee has responsibility for review and oversight of related party transactions for potential conflicts of interest. Related party transactions include any independent business dealings between the Company and related parties who consist of the Company's executive officers, directors, director nominees and holders of more than 5% of the Company's shares. Such transactions include business dealings with parties in which any such related party has a direct or indirect interest. The Board of Directors has adopted a written policy to provide for the review and oversight of related party transactions by the Audit Committee. Executive officers and directors are required to notify the Secretary of the Company of any proposed or existing related party transactions in which they have an interest. The Secretary and the Audit Committee also rely upon the Company's disclosure controls and procedures adopted pursuant to Exchange Act rules for the purpose of assuring that matters requiring disclosure, including related party transactions that may involve the potential for conflicts of interests, are brought to the attention of management and the Audit Committee on a timely basis. Certain related party transactions do not require Audit Committee review and approval. Such transactions are considered pre-approved. Pre-approved transactions include:

- transactions approved in the ordinary course of business that do not exceed $50,000 in any fiscal year;
- compensation arrangements approved by the Compensation Committee or the Board of Directors and expense reimbursements consistent with the Company's expense reimbursement policy;

- transactions in which the related party's interest is derived solely from the fact that he or she serves as a director of another corporation that is a party to the transaction;
- transactions in which the related party's interest is derived solely from his or her ownership (combined with the ownership interests of all other related parties) of not more than a 5% beneficial interest (but excluding any interest as a general partner of a partnership) in an entity that is a party to the transaction; and
- transactions available to all employees of the Company generally.

If a related party transaction is proposed or if an existing transaction is identified, the Audit Committee has authority to disapprove, approve or ratify the transaction and to impose such restrictions or other limitations on the transaction as the Committee may consider necessary to best assure that the interests of the Company are protected and that the related party involved is not in a position to receive an improper benefit. In making such determination, the Audit Committee considers such factors as it deems appropriate, including without limitation (i) the benefits to the Company of the transaction; (ii) the commercial reasonableness of the terms of the transaction; (iii) the dollar value of the transaction and its materiality to the Company and to the related party; (iv) the nature and extent of the related party's interest in the transaction; (v) if applicable, the impact of the transaction on a non-employee director's independence; and (vi) the actual or apparent conflict of interest of the related party participating in the transaction.

During the fiscal year ended August 31, 2013, there were no transactions required to be reported pursuant to the requirements of Item 404(a) of Regulation S-K under the Exchange Act that did not require review and approval by the Audit Committee.

The Audit Committee also has responsibility for the selection, appointment and oversight of the independent registered public accounting firm for the Company. A separate report of the Audit Committee is included below.

FINANCE COMMITTEE

The Finance Committee is comprised of Linda A. Lang (Chair), Giles H. Bateman, Mario L. Crivello, Gregory A. Sandfort and Neal E. Schmale. Five meetings of the Finance Committee were held during the last fiscal year. The Finance Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing financial matters of importance to the Company, including matters relating to acquisitions, investment policy, capital structure, and dividend policy. The Finance Committee also reviews the Company's annual and long-term financial strategies and objectives.

COMPENSATION COMMITTEE

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised of Richard A. Collato (Chair), Peter D. Bewley, Mario L. Crivello and Linda A. Lang, all of whom are independent directors as defined under the Nasdaq Rules. The Compensation Committee met seven times during the last fiscal year. During the fiscal year ended August 31, 2013, there were no compensation committee interlock relationships with respect to members of the Board of Directors and the Compensation Committee as described in Item 407(e)(4)(iii) of Regulation S-K promulgated under the Exchange Act.

ITEM NO. 2 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, the Company's stockholders are being asked to cast an advisory vote to approve the compensation of the Company's Named Executive Officers ("NEOs") identified in the Compensation Discussion and Analysis section of this proxy statement. This vote is commonly referred to as a "Say-on-Pay" vote.

At the Company's 2011 Annual Meeting of Stockholders, the first Say-on-Pay vote was held and the Company's stockholders were also asked, by a non-binding advisory vote, to express their preference as to the frequency of future Say-on-Pay votes and the Board of Directors recommended annual Say-on-Pay voting. The Company's stockholders expressed a preference to have Say-on-Pay votes every year.

The following resolution will be presented for approval by the Company's stockholders at the 2013 Annual Meeting of Stockholders:

"RESOLVED, that the stockholders of WD-40 Company (the "Company") hereby approve the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis section of the Company's proxy statement for the 2013 Annual Meeting of Stockholders and in the accompanying compensation tables and narrative disclosures."

The advisory vote to approve executive compensation is a non-binding vote on the compensation of the Company's NEOs. This proxy statement contains a description of the compensation provided to the NEOs as required by Item 402 of Regulation S-K promulgated under the Exchange Act.

Stockholders are encouraged to carefully consider the Compensation Discussion and Analysis, accompanying compensation tables and related narrative discussion in this proxy statement in considering this advisory vote. The Board of Directors believes that the compensation provided to the Company's NEOs offers a competitive pay package with a proper balance of current and long term incentives aligned with the interests of the Company's stockholders.

This is an advisory vote and will not affect compensation previously paid or awarded to the NEOs. While a vote disapproving the NEOs' executive compensation will not be binding on the Board of Directors or the Compensation Committee, the Compensation Committee will consider the results of the advisory vote in making future executive compensation decisions.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting of Stockholders is required to approve this advisory vote on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* ADOPTION OF THE PROPOSED RESOLUTION FOR APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

COMPENSATION DISCUSSION AND ANALYSIS

WD-40 Company's Compensation Discussion and Analysis addresses the processes and decisions of the Company's Board of Directors and the Compensation Committee of the Company's Board of Directors (the "Committee") with respect to the compensation of the Company's Named Executive Officers (the "NEOs"). For fiscal year 2013, the Company's NEOs were:

- Garry O. Ridge, our Chief Executive Officer ("CEO");
- Jay W. Rembolt, our Chief Financial Officer ("CFO");
- Michael J. Irwin, our Executive Vice President, Global Business Development Group;
- Michael L. Freeman, our Division President, the Americas; and
- William B. Noble, our Managing Director, Europe.

EXECUTIVE SUMMARY OF FISCAL YEAR 2013 COMPENSATION DECISIONS

The compensation structure for the NEOs is comprised of three elements: base salary, retention-related equity compensation and performance-related cash and equity compensation.

Retention-related compensation includes restricted stock unit ("RSU") allocations, which vest over a period of three years after grant.

Performance-related compensation includes an annual cash bonus based on current year financial results and market share unit ("MSU") allocations that are earned based on a comparison of the Company's total stockholder return ("TSR") with the market, as measured by the Russell 2000 Index (the "Index").

The foregoing compensation structure elements are described fully later in this Compensation Discussion and Analysis.

In establishing the framework for overall NEO compensation and in assessing such compensation for each NEO in light of individual performance and overall Company performance, the Committee considers the actual and target levels of compensation in light of performance results over both short-term and long-term periods and in light of labor market data and peer group pay. The Committee seeks to align individual NEO performance incentives with both short-term and long-term Company objectives. The Committee reviews each of the principal elements of NEO compensation to determine the effectiveness of the established framework for NEO compensation based on measures of Company performance, specifically including earnings before interest, income taxes, depreciation and amortization ("EBITDA"), but also including relative Company performance as compared to the established peer group of companies and applicable market indexes. Additionally, the Committee also considers the relative achievement of longer term strategic objectives as to which each NEO is accountable. The Committee believes that a review of NEO compensation over a period of several years demonstrates the effectiveness of the Company's established framework for NEO compensation.

Compensation decisions for fiscal year 2013 were made in October 2012, based on individual and Company performance during fiscal year 2012 and a market survey conducted by the Committee's compensation consultant. The Company's financial performance for fiscal year 2012, as measured against goals for revenue growth, gross margin and EBITDA, generally fell below the minimum goals established by the Committee for the year. As a result, performance-based compensation elements for fiscal year 2012 did not provide compensation rewards to the NEOs for fiscal year 2012. The Company's financial results for fiscal year 2013 exceeded most of the established goals for EBITDA for the year and the NEOs earned short-term performance-based bonus compensation for fiscal year 2013. The relative market percentile of total compensation for each of the NEOs for fiscal year 2013 based on peer group data is provided below under the heading *Overall Reasonableness of Compensation*.

The following is a summary of the decisions made by the Committee for NEO compensation for fiscal year 2013:

- For fiscal year 2013, our CEO's base salary was not increased. Base salaries for the other NEOs were increased by amounts ranging from 2.5% to 3.5%. Base salaries for the NEOs were assessed in relation to labor market information and the Company's performance for fiscal 2012, as compared to other companies in our peer group. Our CEO's base salary was not increased because his total target compensation met the pay position established by the Committee. Merit increases for the NEOs other than our CEO were awarded in recognition of relative achievement of individual performance measures and goals established for each NEO.

- Annual incentive bonus compensation is awarded to the NEOs under the Company's Performance Compensation Plan described below under the heading *Performance Incentive Program*. For purposes of the Performance Incentive Program, goals for global, regional and business unit EBITDA were established at the beginning of the year. As described in detail below, based on the Company's outstanding financial results for fiscal year 2013, the NEOs were rewarded with cash bonuses that ranged from 60% to 95% of each NEO's individual bonus opportunity.
- In October 2012, the NEOs received annual RSU awards providing for the issuance of a total of 11,470 shares of the Company's common stock to be earned by continued employment by the Company over a vesting period of three years. These awards serve a retention purpose together with an incentive to maximize long term stockholder value through share price appreciation.
- A market study was completed by the Committee's compensation consultant in fiscal year 2012 that included a recommendation to employ MSU awards which align executive rewards with the Company's relative TSR. MSU awards provide for the issuance of shares of the Company's common stock following a three year performance vesting period based on relative levels of achievement of performance of the Company's TSR as compared to the Index.
- In October 2012, the NEOs received MSU awards subject to performance vesting covering a target number of shares of the Company's common stock equal to 11,470 shares. If the Company's TSR over the three year vesting period matches the median return for the Index, the target number of shares of the Company's common stock would be issued to the NEOs. The actual number of shares to be issued will be from 0% to 200% of the target number of shares depending upon the Company's TSR as compared to the return for the Index.[1]
- RSU and MSU award amounts for fiscal year 2013 varied among the NEOs based on labor market compensation practices specific to the region of employment, relative achievement of individual performance measures and goals established for each NEO as well as Company performance for fiscal year 2012 in areas over which each NEO had direct influence.
- For fiscal years prior to 2013, the NEOs received annual performance share unit ("PSU") awards providing for the issuance of shares of the Company's common stock following a two year performance vesting period based on relative levels of achievement of target levels for the Company's revenue and gross margin. For PSU awards to the NEOs in October 2011 having a performance measurement period ending as of August 31, 2013, each NEO received 80.75% of the target number of shares as a result of relative achievement of the performance measures applicable to the PSU awards, Aggregate Revenue Growth and Gross Margin, over the two year measurement period. Aggregate Revenue Growth over the two year measurement period was 10.4%, which was greater than the minimum performance goal of 10% and was less than the target performance goal of 15%, resulting in 54.0% of the target number of shares for this performance measure's portion of the PSU award being earned. Gross Margin over the two year measurement period was 50.3%, which was greater than the minimum performance goal of 48% and was greater than the target performance goal of 50%, resulting in 107.5% of the target number of shares for this performance measure's portion of the PSU award being earned. The resultant overall percentage achievement was 80.75% of the target number of shares for the PSU award being earned by each NEO.[2]

1 For a more complete description of the MSU awards, refer to the *Executive Officer Compensation Decisions* section below under the heading, *Market Share Unit Awards*.

2 For a more complete description of the PSU award performance measures and calculation of the number of shares issued to each NEO with respect to their fiscal year 2012 PSU awards, refer to the *Executive Officer Compensation Decisions* section below under the headings, *Performance Share Unit Awards* and *Performance Share Unit Award Vesting for Fiscal Year 2013 Performance Achievement*.

- The Company's stockholders have provided advisory votes to approve executive compensation required by Section 14A of the Exchange Act (the "Say-on-Pay" votes) at the Company's annual meeting of stockholders for fiscal years 2011 and 2012. In each instance, at least 97% of the votes cast in the Say-on-Pay votes approved the compensation of the NEOs as disclosed in the Compensation Discussion and Analysis section of the Company's proxy statements for those fiscal years and in the accompanying compensation tables and narrative disclosures. The Committee has considered the results of these advisory Say-on-Pay votes in its decision-making for executive compensation of the NEOs and has concluded that no significant changes in executive compensation decisions and policies are warranted.

GOVERNANCE OF EXECUTIVE OFFICER COMPENSATION PROGRAM

The purpose of the Committee is to establish and administer the compensation arrangements for our CEO and the other executive officers of the Company, including the other NEOs, on behalf of the Board of Directors. The Committee is responsible for developing the Company's overall executive compensation strategy, with support from management and the Committee's independent compensation consulting firm, Compensia, Inc. ("Compensia"). The Committee also has responsibilities in connection with administration of the Company's equity compensation plans.

The Committee operates pursuant to a Charter which outlines its responsibilities, including the Committee's responsibilities with respect to performance reviews and approval of annual compensation arrangements for the NEOs. A copy of the Compensation Committee Charter can be found under the Officers and Directors link on the Investors page of the Company's website at *http://www.wd40company.com*.

PROCESS FOR EVALUATING EXECUTIVE OFFICER PERFORMANCE AND COMPENSATION

In accord with its Charter, the Committee works with the Company's Human Resources function in carrying out its responsibilities; the Vice President of Global Organization Development is management's liaison with the Committee. The Committee has engaged Compensia, a national compensation consulting firm, to provide advice and information relating to executive compensation. In fiscal year 2013, Compensia assisted the Committee in the evaluation of executive base salary, bonus compensation and equity incentive design and award levels, and the specific pay recommendation for our CEO. Compensia reports directly to the Committee and provides no additional services for management.

EXECUTIVE COMPENSATION PHILOSOPHY AND FRAMEWORK

COMPENSATION OBJECTIVES

The Company's executive compensation program is designed to achieve five primary objectives:

1. Attract, motivate, reward and retain high performing executives;
2. Align the interests and compensation of executives with the value created for stockholders;
3. Create a sense of motivation among executives to achieve both short- and long-term Company objectives;
4. Create a direct, meaningful link between business and team performance and individual accomplishment and rewards; and
5. Ensure our compensation programs are appropriately competitive in the relevant labor markets.

TARGET PAY POSITION/MIX OF PAY

The Company's compensation program consists primarily of base salary, annual cash incentives, and long-term oriented equity awards. Each of these components is discussed in greater detail in the *Executive Officer Compensation Decisions* section below. The Committee has established a target for executive officer total compensation (defined as base salary, plus target performance incentive bonus, plus the grant date fair value of equity awards) at the 50th percentile relative to the market (details on the use of peer group data is provided below). Actual pay may vary, based on Company and/or individual performance, length of time within the position, and anticipated contribution. The Committee does not adhere to specific guidelines regarding the percentage of total compensation that should be represented by each compensation component, but monitors market competitiveness. A review of total compensation for each NEO relative to the target market percentile is provided in the *Executive Officer Compensation Decisions* section below under the heading, *Overall Reasonableness of Compensation.*

COMPENSATION BENCHMARKING

For purposes of its fiscal year 2013 compensation decisions, the Committee examined the executive compensation practices of a peer group of twenty companies to assess the competitiveness of the Company's executive compensation. Peer group companies were selected from a list of U.S. headquartered companies having revenues and earnings reasonably comparable to the Company and doing business in the specialty chemical industry or within specific consumer products categories. In addition to the peer group data, the Committee considers broad industry company data from published compensation surveys for a set of companies having revenues comparable to the Company. This mix of data has been weighted, 50% for the broad industry company data and 50% for the peer group data. The companies used in the peer group analysis for fiscal year 2013 compensation decisions were as follows:

- Aceto Corporation
- American Vanguard Corporation
- Balchem Corporation
- Calgon Carbon Corporation
- Cambrex Corporation
- Hawkins, Inc.
- Innophos Holdings, Inc.
- Inter Parfums, Inc.
- Landec Corporation
- National Presto Industries Inc.
- Nutraceutical International Corporation
- Oil-Dri Corporation of America
- Park Electrochemical Corp.
- Prestige Brands Holdings, Inc.
- Quaker Chemical Corporation
- Schiff Nutrition International, Inc.
- STR Holdings, Inc.
- Synutra International, Inc.
- USANA Health Sciences, Inc.
- Zep, Inc.

EXECUTIVE OFFICER COMPENSATION DECISIONS

BASE SALARY: PROCESS

Base salaries for all executive officers, including the NEOs, are approved by the Committee effective for the beginning of each fiscal year. In setting base salaries, the Committee considers the salary range prepared by its compensation advisor based on each NEO's job responsibilities and the market 50th percentile target pay position. Salary adjustments, if any, are based on factors such as individual performance, position, current pay relative to the market, future anticipated contribution and the Company-wide merit increase budget. Assessment of individual performance follows a rigorous evaluation process, including self-evaluation and the establishment of annual goals for each executive officer and an assessment of the achievement thereof. Individual performance elements considered in this process included individual and Company performance goals and achievements in such areas as growth, innovation, leadership, earnings and customer relations for Mr. Ridge; governance and risk, compliance, forecasting and financial reporting for Mr. Rembolt; strategic business development for Mr. Irwin; and business unit performance, teamwork, execution and growth for Messrs. Freeman and Noble.

BASE SALARY: FISCAL YEAR 2013

In October 2012, the Committee reviewed the market competitiveness of executive officer base salaries relative to peer group market data presented by the Committee's compensation advisor. The Committee considered each NEO's individual performance relative to the performance elements identified above as well as the overall performance of the Company for fiscal year 2012. In that regard, the Committee considered the Company's performance as compared to peer group companies as well. Based on these considerations, the Committee approved merit increases to the base salaries of the NEOs other than the CEO ranging from 2.5% to 3.5%. Our CEO received no base salary increase for fiscal year 2013 based on the foregoing considerations, and a determination that his total target compensation was within the established guidelines.

PERFORMANCE INCENTIVE PROGRAM

The Company uses its Performance Incentive Program to tie executive officer compensation to the Company's financial performance. All Company employees participate in the same Performance Incentive Program as described below. The Performance Incentive Program is offered to the executive officers pursuant to the WD-40 Company Performance Incentive Compensation Plan most recently approved by the stockholders at the Company's 2012 Annual Meeting of Stockholders.

The Performance Incentive Program is intended to provide direct incentives to all Company employees, including executive officers, to affect regional financial performance and, for the Company as a whole, to promote sales at increasing levels of profitability. Specific performance measures tied to regional financial results are used in the Performance Incentive Program formulas as applied to each employee according to his or her particular area of responsibility.

For the NEOs, incentive awards for fiscal year 2013 were based on pre-established goals for the following corporate performance measures: (i) the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") computed for each of the Company's relevant financial reporting segments ("Regional EBITDA"); (ii) EBITDA computed for the WD-40 Bike business unit ("Bike EBITDA"); (iii) EBITDA computed based on a weighted average of the attainment for each of the three financial reporting segments ("All Trade Blocs EBITDA"); and (iv) EBITDA computed on a consolidated basis ("Global EBITDA"). The All Trade Blocs EBITDA performance measure weights the attainment of the Americas financial reporting segment at 50% of the total potential bonus for the All Trade Blocs metric; the attainment of the Europe, Middle East and Africa ("EMEA") financial reporting segment at 35% of the total potential bonus for the All Trade Blocs metric; and the attainment of the Asia-Pacific financial reporting segment at 15% of the total potential bonus for the All Trade Blocs metric. The goals for these performance measures for the NEOs were the same as the goals for such measures as applied to formulas for all other employees for whom such performance measures were applicable.

Depending upon actual performance results, the Performance Incentive Program bonus opportunities range from 0% to 100% of base salary for our CEO and from 0% to 60% of base salary for the other NEOs. The maximum bonus opportunity for our CEO at 100% of base salary as compared to the maximum bonus opportunity for the other NEOs at 60% of base salary has been established by the Board of Directors in recognition of the higher level of responsibility of our CEO for overall Company performance, in reliance on competitive market data that supports total potential CEO compensation at such levels, and to establish a compensation package for our CEO that has a higher percentage of potential compensation tied to Company performance.

The maximum bonus for each NEO is referred to herein as their "annual opportunity". For each of the NEOs, the Performance Incentive Program for fiscal year 2013 provided three distinct performance measure levels for possible bonus awards. The first level represented 50% of the annual opportunity, the second level represented 30% of the annual opportunity and the third level represented 20% of the annual opportunity. These weightings were the same as applied to the Performance Incentive Program for all other employees of the Company. The maximum bonus payouts for Messrs. Freeman and Noble required achievement of specified segment goals for Regional EBITDA (first level), All Trade Blocs EBITDA (second level) and Company performance that equaled the maximum goal amount for Global EBITDA as described below (third level). For Messrs. Ridge and Rembolt (each of whom has global rather than regional responsibilities), the maximum bonus payouts required achievement of specified goals for Global EBITDA (first level), All Trade Blocs EBITDA (second level) and Company performance that equaled the maximum goal for Global EBITDA as described below (third level). For Mr. Irwin, the maximum bonus payout required achievement of specified performance goals that were the same as the goals for Messrs. Ridge and Rembolt except that the first level goals required achievement of specified goals for both Global EBITDA and Bike EBITDA, weighted at 30% for Global EBITDA and 70% for Bike EBITDA.

After all bonus amounts earned for the first level and second level were calculated, the Global EBITDA result was measured. The maximum goal for Global EBITDA was established by means of a formula that was based on all bonus payouts under the first and second levels and the anticipated maximum bonus payout under the third level.

Target and maximum payout amounts for each of the NEOs for the fiscal year 2013 Performance Incentive Program are disclosed below in the table under the heading, *Grants of Plan-Based Awards Fiscal Year 2013.*

The following table sets forth the fiscal year 2013 Performance Incentive Program payout weightings and the minimum and maximum goals for the performance measures applicable to each of the NEOs:

Level	Performance Measure	Garry O. Ridge Jay W. Rembolt	Michael L. Freeman	William B. Noble	Michael J. Irwin	Minimum Goal FY 2013 ($ millions)	Maximum Goal FY 2013 ($ millions)
i	Regional EBITDA (Americas)	N/A	50%	N/A	N/A	$43.0	$46.3
i	Regional EBITDA (EMEA)[1]	N/A	N/A	50%	N/A	$27.8	$30.4
i	Global EBITDA	50%	N/A	N/A	15%	$56.6	$65.3
i	Bike EBITDA	N/A	N/A	N/A	35%	$ (0.6)	$ (0.5)
ii	All Trade Blocs EBITDA (weighted average)	30%	30%	30%	30%	N/A	N/A
	Americas (50% weighting)					$46.3	$48.9
	EMEA (35% weighting)[1]					$30.4	$33.9
	Asia Pacific (15% weighting)					$10.5	$11.1
iii	Global EBITDA	20%	20%	20%	20%	$59.7	$63.3

1 EMEA figures have been converted from pounds sterling at an average annual exchange rate for fiscal year 2013 of $1.5633 per pound.

The following table sets forth the actual fiscal 2013 performance results and percentage achievement for each of the performance measures under the Performance Incentive Program formulas applicable to the NEOs:

Level	Performance Measure	Actual FY 2013 ($ millions)	% Achievement
i	Regional EBITDA (Americas)	$49.0	100.0%
i	Regional EBITDA (EMEA)[1]	$33.3	100.0%
i	Global EBITDA	$74.6	100.0%
i	Bike EBITDA	$ (0.8)	0.0%
ii	All Trade Blocs EBITDA (weighted average)	N/A	83.4%
	Americas (50% weighting)	$48.8	96.8%
	EMEA (35% weighting)[1]	$36.0	100.0%
	Asia Pacific (15% weighting)	$10.2	0.0%
iii	Global EBITDA	$64.6	100.0%

1 EMEA figures have been converted from pounds sterling at an average annual exchange rate for fiscal year 2013 of $1.5633 per pound.

Achievement of the maximum goals for Regional EBITDA and Global EBITDA are intended to be attainable through the concerted efforts of all management teams working in their own regions and areas of responsibility and for the Company as a whole. Based on the Company's fiscal 2013 performance and the Committee's certification of the relative attainment of each of the performance measures under the Performance Incentive Program, the payouts for our executive officers, including the NEOs, were calculated. On October 14, 2013, the Committee approved payment of the following bonuses to the NEOs for fiscal 2013 performance

Executive Officer	Title	FY 2013 Annual Opportunity (As % of Base Salary)	FY 2013 Bonus Paid ($)	FY 2013 Actual Bonus (As % of Opportunity)
Garry O. Ridge	Chief Executive Officer	100%	$571,815	95.0%
Jay W. Rembolt	Vice President, Finance and Chief Financial Officer	60%	$156,710	95.0%
Michael J. Irwin	Executive Vice President, Global Business Development Group	60%	$112,338	60.0%
Michael L. Freeman	Division President, the Americas	60%	$176,918	95.0%
William B. Noble[1]	Managing Director, Europe	60%	$185,462	95.0%

[1] Mr. Noble's bonus amount has been converted from pounds sterling at an average annual exchange rate for fiscal year 2013 of $1.5633 per pound.

As an example of the operation of the Performance Incentive Program, Mr. Ridge's bonus payout for fiscal year 2013 was computed as follows:

- Bonus Opportunity = 100% X Salary ($601,747) = $601,747.
- Level 1 (Regional Revenue (Global EBITDA)) = 50% of Bonus Opportunity = $300,874.
  - — Level 1 Bonus = Level 1 Achievement (100.0%) X Level 1 Bonus Opportunity = $300,874.
- Level 2 (Regional EBITDA (All Trade Blocs EBITDA)) = 30% of Bonus Opportunity = $180,524.
  - — Level 2 Bonus = Level 2 Achievement (83.42%) X Level 2 Bonus Opportunity = $150,592.
- Level 3 (Global EBITDA) = 20% of Bonus Opportunity = $120,349.
  - — Level 3 Bonus = Level 3 Achievement (100.0%) X Level 3 Bonus Opportunity = $120,349.

Mr. Ridge's aggregate bonus payout was the sum of the payouts under each of the three levels of the Performance Incentive Program, or $571,815.

EQUITY COMPENSATION

Equity compensation is a critical component of the Company's efforts to attract and retain executives and key employees, encourage employee ownership in the Company, link pay with performance and align the interests of executive officers with those of stockholders. To provide appropriately directed incentives to our executive officers, the Committee has, for fiscal years prior to 2013, provided awards of both time-vesting restricted stock unit ("RSU") awards and performance-vesting performance share unit ("PSU") awards. The Committee reviewed both labor market information provided by Compensia, the Committee's independent compensation consulting firm, and peer group practices in determining what changes might be appropriate to the equity program for the NEOs. Equity awards are awarded pursuant to the Company's 2007 Stock Incentive Plan (the "Stock Incentive Plan") approved by the stockholders at the 2007 Annual Meeting of Stockholders.

With the conclusion of a comprehensive equity compensation study by Compensia, the Committee considered recommendations by Compensia to convert the portion of equity grants historically allocated to PSU awards to market-based performance awards, or market share unit ("MSU") awards. Compensia's recommendations were based upon the growing trend to align NEO compensation with stockholder return objectives. MSU awards can be designed to track against various stockholder return metrics, the most common being total stockholder return ("TSR"), which incorporates asset appreciation and the assumption of reinvested dividends. After thorough consideration of the proposed change to NEO equity allocation guidelines, the Committee decided to employ the model recommended by its compensation advisor. Equity allocations for fiscal 2013 are divided equally between RSU awards and MSU awards. MSU awards provide for vesting after a three year performance vesting period based on a comparison of the Company's TSR against the Russell 2000 Index (the "Index") as described in more detail below. All RSU, PSU and MSU awards are subject to terms and conditions set forth in an applicable award agreement (the "Award Agreement").

The principal attributes and benefits of the RSU and MSU awards for executive officers are as follows:

- Both RSU and MSU awards provide for the issuance of shares of the Company's common stock upon vesting;
- RSU awards provide for vesting in relatively equal portions over a period of three years from the grant date;
- MSU awards provide for performance-based vesting over a performance measurement period of three fiscal years ending on August 31st of the third calendar year tied to the Company's TSR rather than other performance measures used previously for PSU awards and that have historically provided the basis for non-equity bonus compensation; and
- A mix of RSU and MSU awards for our executive officers has been considered by the Committee to be appropriate as compared to RSU awards alone or stock options for the following reasons: i) MSU awards provided a more direct performance-based incentive; ii) RSU awards have a greater perceived value to recipients than stock options; iii) RSU and MSU awards, in the aggregate, have a lower compensation expense impact on the Company's financial results; iv) RSU and MSU awards have less dilutive impact on a share count basis; and v) the issuance of shares of the Company's common stock upon vesting encourages long-term stock ownership and facilitates the achievement of the Company's stock ownership guidelines which have been met by all NEOs (as described below in the Other Compensation Policies section, under the heading, *Executive Officer Stock Ownership Guidelines*).

The Board recognizes the potentially dilutive impact of equity awards. The Company's equity award practices are designed to balance the impact of dilution and the Company's need to remain competitive by recruiting, retaining and providing incentives for high-performing employees.

Restricted Stock Unit Awards

RSU awards provide for the issuance of shares of the Company's common stock to the award recipient upon vesting provided that the recipient remains employed with the Company through each vesting date. Shares of the Company's common stock equal to the portion of the RSU award that has vested are issued promptly upon the vesting date. RSU awards provide for vesting over a period of three years from the grant date. 34% of the RSU award will vest on the first vesting date and 33% of the RSU award will vest on each of the second and third vesting dates. The vesting date each year is the third business day following the Company's public release of its annual earnings for the preceding fiscal year, but not later than November 15 of the vesting year. Payment of required withholding taxes due with respect to the vesting of the RSU awards, if any, will be covered through withholding of shares by the Company. The Company will issue a net number of shares to the recipient for a vested RSU award after withholding shares having a value as of the vesting date equal to the required tax withholding obligation.

Market Share Unit Awards

MSU awards granted to the NEOs for fiscal year 2013 provide for performance-based vesting over a performance measurement period of three fiscal years ending August 31, 2015 (the "Measurement Period"). The recipient must remain employed with the Company for vesting purposes until the date on which the Committee certifies achievement of the requisite performance provided for in the MSU Award Agreement. A number of shares of the Company's common stock equal to an "Applicable Percentage" of the "Target

Number" of shares covered by the MSU awards to the NEOs will be issued as of the "Settlement Date". The Applicable Percentage is determined by reference to the performance vesting provisions of the MSU Award Agreements as described below. The Settlement Date for an MSU award is the third business day following the Company's public release of its annual earnings for the third fiscal year of the Measurement Period, but not later than November 15 of the next fiscal year. Payment of required withholding taxes due with respect to the settlement of an MSU award, if any, will be covered through withholding of shares by the Company. The Company will issue a net number of shares to the recipient for a vested MSU award after withholding shares having a value as of the Settlement Date equal to the required tax withholding obligation.

The performance vesting provisions of MSU awards are based on relative TSR for the Company over the Measurement Period as compared to the total return ("Return") for the Index as reported for total return (with dividends reinvested), as published by Russell Investments. For purposes of computing the relative TSR for the Company as compared to the Return for the Index, dividends paid with respect to the Shares will be treated as having been reinvested as of the ex-dividend date for each declared dividend. The Applicable Percentage of the Target Number of shares will be determined based on the absolute percentage point difference between the TSR for the Company as compared to the Return for the Index as set forth in the table below:

Relative TSR (absolute percentage point difference)	Applicable Percentage
> 20%	200%
20%	200%
15%	175%
10%	150%
5%	125%
Equal	100%
-5%	75%
-10%	50%
>-10%	0%

The Applicable Percentage will be determined on a straight line sliding scale from the minimum 50% Applicable Percentage achievement level to the maximum 200% Applicable Percentage achievement level. For purposes of determining the TSR for the Company and the Return for the Index, the beginning and ending values for each measure will be determined on an average basis over a period of all market trading days within the ninety (90) calendar days prior to the beginning of the fiscal year for the beginning of the Measurement Period and over a period of all market trading days within the ninety (90) calendar days prior to the end of the third fiscal year of the Measurement Period.

In the event of a Change in Control (as defined in the Stock Incentive Plan), the Measurement Period will end as of the effective date of the Change in Control and the ending values for calculating the TSR for the Company and the Return for the Index will be determined based on the closing price of the Company's common stock and the value of the Index, respectively, immediately prior to the effective date of the Change in Control. The Applicable Percentage will be applied to a proportionate amount of the Target Number of MSUs based on the portion of the Measurement Period elapsed as of the effective date of the Change in Control. The recipient NEO will receive RSUs for the portion of the Target Number of MSUs to which the Applicable Percentage is not applied. Those RSUs will time vest, subject to rights under the NEO's Change of Control Severance Agreement, as of the Settlement Date.

Performance Share Unit Awards

PSU awards granted for fiscal years prior to 2013 provided for performance-based vesting over a performance measurement period of two fiscal years. The recipient must remain employed with the Company for vesting purposes until the date on which the Committee certifies achievement of the requisite performance provided for in the PSU Award Agreement. Shares of the Company's common stock equal to an "Applicable Percentage" of the "Target Number" of shares underlying the PSU award granted to the NEOs are issued as of the "Settlement Date". The Applicable Percentage is determined by reference to the performance vesting provisions of the PSU Award Agreement as described below. The Settlement Date for a PSU award is the third business day following the Company's public release of its annual earnings for the second fiscal year of the performance measurement period. Payment of required withholding taxes due with respect to the settlement of a PSU award, if any, will be covered through withholding of shares by the Company. The Company will issue a net number of shares to the recipient for a vested PSU award after withholding shares having a value as of the Settlement Date equal to the required tax withholding obligation.

The performance vesting provisions of the PSU awards granted for fiscal year 2012 are based on relative achievement of two equally weighted performance measures, "Aggregate Revenue Growth" and "Gross Margin", over the performance measurement period of two fiscal years as provided in the table below:

Aggregate Revenue Growth	Gross Margin	Applicable Percentage
> 20%	> 52%	150%
20%	52%	150%
15%	50%	100%
10%	48%	50%
< 10%	< 48%	0%

In order to determine the Applicable Percentage of the Target Number of shares subject to a PSU award that will be vested upon achievement of the performance measures, the Applicable Percentage is determined independently for each performance measure and the two Applicable Percentages so determined are given equal weight by taking the simple average of the two amounts. For each performance measure, the Applicable Percentage will be determined on a straight line sliding scale from the minimum 50% Applicable Percentage achievement level to the maximum 150% Applicable Percentage achievement level.

Aggregate Revenue Growth is calculated as the annual percentage growth in world-wide consolidated net sales for the second fiscal year of the two fiscal year measurement period (defined in the PSU Award Agreement as the "Measurement Year") as compared to the world-wide consolidated net sales for the fiscal year immediately preceding the two fiscal year performance measurement period (defined in the PSU Award Agreement as the "Base Year"). Net sales for the Measurement Year are to be measured by translation of all consolidated reporting entities' actual local currency revenues into U.S. dollars at the Base Year average foreign currency exchange rate applicable to each such entity.

Gross Margin is calculated as the aggregate world-wide consolidated gross profit for the full two fiscal year performance measurement period as a percentage of aggregate world-wide consolidated net sales for the performance measurement period. Gross profit and net sales for the performance measurement period are to be measured by translation of all consolidated reporting entities' actual local currency gross profits and net sales at the actual foreign currency exchange rate applicable to each such entity for the period, as reported.

FISCAL YEAR 2013 EQUITY AWARDS

For fiscal year 2013, equity awards to our executive officers were granted to satisfy goals for executive officer retention, to provide incentives for future performance, and to meet objectives for overall levels of compensation and pay mix. In October 2012, the Committee approved RSU and MSU awards to the NEOs as set forth below in the table under the heading, *Grants of Plan-Based Awards Fiscal Year 2013*. In establishing award levels for the NEOs for fiscal year 2013, the Committee placed emphasis on long-term retention goals and desired incentives for future contributions. The RSU and MSU awards to our CEO were, consistent with past practice, larger than the awards to the other NEOs in recognition of his higher level of responsibility for overall Company performance and in reliance on market data that supports a higher level of equity compensation for our CEO. The specific award amounts were determined for each NEO based on an assessment of the NEO's achievement of individual performance goals as well as Company performance for fiscal year 2012 in areas over which the NEO had particular influence.

PERFORMANCE SHARE UNIT AWARD VESTING FOR FISCAL YEAR 2013 PERFORMANCE ACHIEVEMENT

On October 14, 2013, the Committee certified achievement of the Aggregate Revenue Growth and Gross Margin performance measures for the performance measurement period ended August 31, 2013 for purposes of calculating the vested number of shares of the Company's common stock for PSU awards granted to the NEOs in October 2011. The following table sets forth the calculated Aggregate Revenue Growth and Gross Margin for the measurement period ended August 31, 2013, and Applicable Percentage as to each performance measure and the Applicable Percentage of the Target Number of shares underlying the PSU awards.

	Calculated Performance Measure	Applicable Percentage
Aggregate Revenue Growth	10.4%	54.0%
Gross Margin	50.3%	107.5%
Applicable Percentage of Target Number of Shares		80.75%

For the PSU awards granted to the NEOs in October 2011, the NEOs were thus eligible to receive 80.75% of the Target Number of shares of the Company's common stock underlying the PSU awards. The following table sets forth the Target Number and vested number of shares underlying the PSU awards granted to each NEO in October 2011.

Executive Officer	Target Number	Vested Shares
Garry O. Ridge	7,158	5,780
Jay W. Rembolt	2,147	1,734
Michael J. Irwin	1,432	1,156
Michael L. Freeman	2,147	1,734
William B. Noble	1,432	1,156

BENEFITS AND PERQUISITES

As is the case with most Company employees, the NEOs are provided with standard health and welfare benefits, as well as the opportunity to participate in the WD-40 Company Profit Sharing/401(k) Plan (the "Plan"). The Plan serves to provide our executive officers, including the NEOs, with tax-advantaged retirement savings as an additional component of overall compensation. Employees have the right to invest the Company's contributions to the Plan in a Company Stock Fund invested in shares of the Company's common stock as an alternative to other investment choices available under the Plan.

The Company maintains individual Supplemental Death Benefit Plan agreements with each of the NEOs other than Mr. Noble. The Company's Supplemental Death Benefit Plan agreement obligations are funded by life insurance policies owned by the Company.

The Company also provides leased vehicles to its executive officers and private health insurance for Mr. Noble in excess of coverage available to other Company employees in the United Kingdom. The costs associated with the perquisites and other personal benefits provided to the NEOs are included in the Summary Compensation Table below and they are separately identified in the footnote disclosure of such perquisites and other personal benefits included with the Summary Compensation Table.

The Committee considers the cost of the foregoing health and welfare benefits and perquisites in connection with its approval of the total compensation for each of our NEOs. All such costs are considered appropriate in support of the Committee's objective of attracting and retaining high quality executive officers because they are common forms of compensation for senior executives and are expected by such executives when they consider competing compensation packages.

POST-EMPLOYMENT OBLIGATIONS

The Company has change of control severance agreements with each of the NEOs. The specific terms of the agreements are described in detail below under the heading, *Change of Control Severance Agreements*. The agreements were entered into with our executive officers after extensive review by the Committee and the Board of Directors and negotiation with the executive officers to replace previously existing employment agreements. Consideration was given to possible inclusion of severance compensation to be paid to the executive officers in the event of their termination of employment without cause (or for good reason) without regard to the existence of a change of control of the Company. No such provisions were included and severance compensation is payable only following a termination of employment without "cause" or for "good reason" within two years following a "change of control" of the Company (as the quoted terms are defined in the severance agreements).

The Committee believes that the change of control severance agreements help ensure the best interests of stockholders by fostering continuous employment of key management personnel. As is the case in many public companies, the possibility of an unsolicited change of control exists. The uncertainty among management that can arise from a possible change of control can result in the untimely departure or distraction of key executive officers. Reasonable change of control severance agreements reinforce continued attention and dedication of executive officers to their assigned duties and support the Committee's objective of retaining high quality executives.

OVERALL REASONABLENESS OF COMPENSATION

The Committee believes that the Company is achieving its compensation objectives and, in particular, rewards executive officers for driving operational success and stockholder value creation. Based on reviews of tally sheets and a "pay-for-performance" analysis by the Committee, and in light of the Company's compensation objectives, the Committee and the Board of Directors believe that the pay mix and target pay position relative to market for each of the NEOs are reasonable and appropriate. The "pay-for-performance" analysis includes a review of the individual components of executive officer compensation that are tied to Company performance, as measured by identified performance metrics as well as the price of the Company's common stock. In particular, the Committee reviews executive officer bonus compensation to determine whether it appropriately rewards individual efforts directed toward the achievement of specific target levels of Company performance and does not otherwise provide rewards in the absence of reasonable measures of individual and Company success. Similarly, with respect to equity awards, the Committee considers the effectiveness of such awards in providing a reasonable incentive to the executive officers to pursue the achievement of performance targets for increasing revenues, gross margin and profitability without inappropriately rewarding the executive officers if performance targets are not achieved over the long term.

The following table sets forth the total compensation for each of our NEOs (as reported based on cash compensation received as base salary and performance incentive bonus plus the grant date fair value of equity awards) for fiscal year 2013, together with the relative market percentile for each NEO.

Executive Officer	Base Salary	Annual Bonus Earned	Grant Value of Stock Awards[1]	Total Compensation	Total Comp Received vs Market
Garry O. Ridge	$601,747	$571,815	$546,039	$1,719,601	55th percentile
Jay W. Rembolt	$275,010	$156,710	$113,697	$ 545,417	50th percentile
Michael J. Irwin	$312,090	$112,338	$ 90,992	$ 515,420	40th percentile
Michael L. Freeman	$310,500	$176,918	$136,489	$ 623,907	55th percentile
William B. Noble[2]	$325,284	$185,462	$ 95,533	$ 606,279	60th percentile

1 Stock Awards are reported at their grant date fair values. Information concerning such awards for fiscal year 2013 is set forth below in the table under the heading, *Grants of Plan-Based Awards Fiscal Year 2013*.

2 Mr. Noble's salary and bonus amounts have been converted from pounds sterling at an average annual exchange rate for fiscal year 2013 of $1.5633 per pound.

For fiscal year 2013, total compensation for our NEOs was assessed by Compensia. In reviewing total compensation for the NEOs, the Committee also reviews the Company's relative performance against the peer group. Due to the outstanding operational performance and financial results for fiscal year 2013, actual total compensation received by most of the executive officers ranged from the 50th to 60th percentiles relative to market. These market position comparisons are based on the blended analysis from the Committee's compensation consultant which incorporates proxy analysis and broader market information from global compensation survey sources as discussed above under the heading, *Compensation Benchmarking*.

OTHER COMPENSATION POLICIES

EXCHANGE ACT RULE 10b5-1 TRADING PLANS AND INSIDER TRADING GUIDELINES

The Company maintains insider trading guidelines, including transaction pre-approval requirements, applicable to our officers and directors required to report changes in beneficial ownership under Section 16 of the Exchange Act as well as certain other employees who can be expected to have access to material non-public information concerning the Company. These insider trading guidelines also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To avoid the potential for abuse, the Company's policy with respect to such trading plans is that once adopted, trading plans are not subject to change or cancellation. Any such change or cancellation of an approved trading plan by an executive officer, director or employee covered by the Company's insider trading guidelines in violation thereof will result in the Company's refusal to approve future trading plan requests for that person.

EXECUTIVE OFFICER STOCK OWNERSHIP GUIDELINES

In December 2007, the Board of Directors approved guidelines for executive officer ownership of the Company's common stock. The guidelines specify that each executive officer will be expected to attain, within a period of five years from the date of adoption of the guidelines, and to maintain thereafter, equity ownership in the Company valued at not less than one times his or her current base salary for executive officers other than our CEO and two times base salary for our CEO.

Our CEO's higher required ownership guideline is consistent with best market practices. Valuation for purposes of the guidelines is to be determined at the higher of cost or current fair market value for shares of the Company's common stock held outright and shares underlying vested RSUs then held. Vested stock options are valued on a net after tax basis assuming a 45% marginal tax rate on the stock option value equal to the current market price for the Company's common stock less the option exercise price.

The Board of Directors believes that the stock ownership guidelines serve to improve alignment of the interests of our executive officers and the Company's stockholders. At the present time, all of the NEOs have exceeded the expected level of stock ownership.

As noted above under the heading *Equity Compensation,* the NEOs receive both time-vesting RSU awards and performance-vesting MSU awards. As these awards vest, shares of the Company's common stock are issued to the NEOs and these shares may then be sold or retained, subject to the stock ownership guidelines described above. RSU, PSU and MSU awards held as of August 31, 2013 by the NEOs are set forth, together with stock options granted for fiscal years prior to 2009, in the table below under the heading, *Outstanding Equity Awards at 2013 Fiscal Year End*. Each of the NEOs, other than Mr. Rembolt, hold vested RSU awards that must be retained until termination of employment as noted above in the footnotes to the tables under the heading, *Security Ownership of Directors and Executive Officers*.

TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") limits the deductibility of compensation payable in any tax year to certain covered executive officers (generally limited to the NEOs, but presently excluding the CFO pursuant to current Treasury Department guidance). Section 162(m) of the Code generally provides that a publicly-held company cannot deduct compensation paid to its most highly paid executive officers to the extent that such compensation exceeds $1 million per officer per taxable year.

Compensation that is "performance-based" within the meaning of the Code does not count toward the $1 million limit. Compensation paid in fiscal year 2013 to the NEOs pursuant to the WD-40 Company Performance Incentive Compensation Plan most recently approved by the stockholders at the Company's 2012 Annual Meeting of Stockholders is intended to qualify as "performance-based" compensation. In addition, vested shares under PSU and MSU awards are intended to qualify as "performance-based" compensation upon the Settlement Date for such awards.

While the Compensation Committee attempts to maximize the deductibility of compensation paid to the NEOs, the Committee retains the flexibility necessary to provide total compensation in line with competitive practice, the Company's compensation philosophy, and the interests of stockholders. Therefore, the Company may from time to time pay compensation to its executive officers that may not be deductible under Section 162(m).

ACCOUNTING CONSIDERATIONS

We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date fair value of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of WD-40 Company's Board of Directors has reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this proxy statement and the Company's annual report on Form 10-K for the year ended August 31, 2013, and, based upon that review and discussion, recommended to the board that it be so included.

Compensation Committee
Richard A. Collato, Chair
Peter D. Bewley
Mario L. Crivello
Linda A. Lang

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's stock, to file with the Securities Exchange Commission initial reports of stock ownership and reports of changes in stock ownership. Reporting persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the last fiscal year and written representations that no other reports were required, except as described below, all Section 16(a) requirements were complied with by all persons required to report with respect to the Company's equity securities during the last fiscal year.

On October 22, 2012, Garry O. Ridge, Jay W. Rembolt and Graham P. Milner each filed a late report on Form 4 to report a disposition of common stock equivalent shares upon certified vesting of PSUs on October 8, 2012. On October 23, 2012, Michael L. Freeman, Geoffrey J. Holdsworth, Michael J. Irwin and William B. Noble each filed a late report on Form 4 to report a disposition of common stock equivalent shares upon certified vesting of PSUs on October 8, 2012.

EXECUTIVE COMPENSATION

None of our executive officers has an employment agreement or other arrangement, whether written or unwritten, providing for a term of employment or compensation for services rendered other than under specific plans or programs described herein.

For fiscal year 2013, our executive officers received a base salary amount established by the Compensation Committee of the Board of Directors at the beginning of the fiscal year. In addition, each employee of the Company, including each executive officer, may receive bonus compensation under a Performance Incentive Program established at the beginning of the fiscal year by the Company and, for our executive officers, by the Committee. A complete description of the Performance Incentive Program is provided in the Compensation Discussion and Analysis section of this proxy statement under the heading *Performance Incentive Program*. Information regarding the target and maximum potential bonus compensation payable under the Performance Incentive Program for fiscal year 2013 is provided below in the table under the heading, *Grants of Plan-Based Awards Fiscal Year 2013*. The actual payouts under the Performance Incentive Program for fiscal year 2013 and further details regarding the program are provided in the Compensation Discussion and Analysis section of this proxy statement.

SUMMARY COMPENSATION TABLE

The following table shows information for the three fiscal years ended August 31, 2013, August 31, 2012 and August 31, 2011 concerning the compensation of our CEO, our CFO and the three most highly compensated executive officers other than the CEO and CFO as of the end of fiscal year 2013 (collectively, the "Named Executive Officers" or "NEOs").

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Garry O. Ridge	2013	$601,747	$546,039	$571,815	$72,805	$1,792,406
President and Chief	2012	601,747	472,642	—	68,303	1,142,692
Executive Officer	2011	601,747	590,144	—	72,486	1,264,377
Jay W. Rembolt	2013	$275,010	$113,697	$156,710	$77,977	$ 623,394
Vice President, Finance	2012	267,000	141,793	—	73,665	482,458
and Chief Financial Officer	2011	248,822	147,536	—	79,266	475,624
Michael J. Irwin	2013	$312,090	$ 90,992	$112,338	$75,519	$ 590,939
Executive Vice President,	2012	303,000	94,529	—	72,498	470,027
Global Business Development Group	2011	296,888	147,536	—	74,223	518,647
Michael L. Freeman	2013	$310,500	$136,489	$176,918	$78,849	$ 702,756
Division President,	2012	300,000	141,793	3,510	73,073	518,376
the Americas	2011	293,990	147,536	—	78,510	520,036
William B. Noble[4]	2013	$325,284	$ 95,533	$185,462	$76,760	$ 683,039
Managing Director Europe	2012	320,923	94,529	—	77,056	492,508
WD-40 Company (U.K.) Ltd.	2011	319,531	147,536	19,771	99,126	585,964

1 Stock Awards for fiscal years 2013, 2012 and 2011 are reported at their grant date fair values. Grant date fair value assumptions and related information is set forth in Note 14, *Stock-based Compensation*, to the Company's financial statements included in the Company's annual report on Form 10-K filed on October 22, 2013. Stock Awards consisting of market share units ("MSUs") awarded in fiscal year 2013, and performance share units ("PSUs") awarded in fiscal years 2012 and 2011, are included based on the value of 100% of the target number of shares of the Company's common stock to be issued upon achievement of the applicable performance measures. For achievement of the highest level of the applicable performance measure for the MSUs, NEOs will receive 200% of the target number of shares. For achievement of the highest level of all applicable performance measures for the PSUs, NEOs will receive 150% of the target number of shares. For fiscal year 2013, the total amounts for Stock Awards based on the grant date fair values for all MSU awards based on the maximum number of shares to be received would be as follows: $807,650 for Mr. Ridge, $168,171 for Mr. Rembolt, $134,587 for Mr. Irwin, $201,881 for Mr. Freeman and $141,304 for Mr. Noble. Based on the actual number of vested PSU awards for those awards granted in fiscal years 2012 and 2011 (see the Compensation Discussion and Analysis section under the heading, *Equity Compensation*, for details relating to the vesting of PSUs awarded for fiscal year 2012), the total amounts for Stock Awards for fiscal years 2012 and 2011 for each of the NEOs would have been as follows: $418,060 and $406,039, respectively, for Mr. Ridge, $125,434 and $101,510, respectively, for Mr. Rembolt, $83,596 and $101,510, respectively, for Mr. Irwin, $125,434 and $101,510, respectively, for Mr. Freeman, and $83,596 and $101,510 respectively, for Mr. Noble.

2 Amounts reported as Non-Equity Incentive Plan Compensation represent incentive bonus payouts under the Company's Performance Incentive Program as described in the narrative preceding the Summary Compensation Table and in the Compensation Discussion and Analysis section of this proxy statement. Threshold, target and maximum payouts for each of the NEOs for fiscal year 2013 are set forth below in the table under the heading, *Grants of Plan-Based Awards Fiscal Year 2013*.

3 All Other Compensation for each of the NEOs includes, among other nominal cost benefits, group medical, dental, vision, wellness, and life insurance benefit costs for each NEO other than Mr. Noble and supplemental health insurance costs for Mr. Noble ("welfare benefit costs"), employer profit sharing and matching contributions to the Company's 401(k) Profit Sharing Plan for each NEO other than Mr. Noble and a U.K. retirement benefit for Mr. Noble, and vehicle allowance costs which include lease or depreciation expense, fuel, maintenance and insurance costs for each NEO other than Mr. Noble and a cash allowance and fuel for Mr. Noble. For fiscal year 2013, the welfare benefit costs for each NEO were as follows: Mr. Ridge - $10,725; Mr. Rembolt - $20,583; Mr. Irwin - $18,583; Mr. Freeman - $20,083; and Mr. Noble - $7,698. For fiscal year 2013, the profit sharing and matching contributions for each of the NEOs were as follows: Mr. Ridge - $41,750; Mr. Rembolt - $41,767; Mr. Irwin - $41,750; and Mr. Freeman - $41,772. Mr. Noble's retirement cost was $48,794. The vehicle allowance costs for each NEO for fiscal year 2013 were as follows: Mr. Ridge - $20,330; Mr. Rembolt - $15,627; Mr. Irwin - $15,186; Mr. Freeman - $16,994; and Mr. Noble - $20,268.

4 Mr. Noble's Salary, Non-Equity Incentive Plan Compensation and All Other Compensation for each fiscal year have been converted from pounds sterling at average annual exchange rates for the year as follows: for fiscal year 2013 at $1.5633 per pound, for fiscal year 2012 at $1.5809 per pound and for fiscal year 2011 at $1.5981 per pound.

GRANTS OF PLAN-BASED AWARDS FISCAL YEAR 2013

In December 2007, the Company's stockholders approved the WD-40 Company 2007 Stock Incentive Plan to authorize the issuance of stock-based compensation awards to employees, directors and consultants. In addition to base salary and the Performance Incentive bonus, for fiscal year 2013 the executive officers were granted RSU and MSU awards under the Stock Incentive Plan. A description of the RSU and MSU awards is provided above in the Compensation Discussion and Analysis section under the heading, *Equity Compensation*.

Information concerning the grant of RSU and MSU awards to the NEOs is provided in the following Grants of Plan-Based Awards table. The table also contains information with respect to Performance Incentive Program opportunity awards for fiscal year 2013 as described above in the Compensation Discussion and Analysis section under the heading, *Performance Incentive Program*. The table provides threshold, target and maximum payout information relating to the Company's fiscal year 2013 Performance Incentive Program.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Options Awards[4]
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Garry O. Ridge	10/25/2012	$1	$300,874	$601,747					
	10/25/2012				3,186	6,373	12,746		$261,612
	10/25/2012							6,373 RSUs	$284,427
Jay W. Rembolt	10/25/2012	$1	$ 80,100	$160,200					
	10/25/2012				663	1,327	2,654		$ 54,473
	10/25/2012							1,327 RSUs	$ 59,224
Michael J. Irwin	10/25/2012	$1	$ 90,900	$181,800					
	10/25/2012				531	1,062	2,124		$ 43,595
	10/25/2012							1,062 RSUs	$ 47,397
Michael L. Freeman	10/25/2012	$1	$ 90,000	$180,000					
	10/25/2012				796	1,593	3,186		$ 65,393
	10/25/2012							1,593 RSUs	$ 71,096
William B. Noble[5]	10/25/2012	$1	$ 96,277	$192,554					
	10/25/2012				557	1,115	2,230		$ 45,771
	10/25/2012							1,115 RSUs	$ 49,762

1 The Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent Threshold, Target and Maximum payouts under the WD-40 Company Performance Incentive Plan for bonuses payable for fiscal year 2013 performance. The Target amount represents fifty percent of the Maximum payout for each NEO. The Maximum amount represents the bonus opportunity for each NEO that assumes full achievement of the performance measures for each of the first two levels of the Performance Incentive Program (as more fully discussed above in the Compensation Discussion and Analysis section under the heading, *Performance Incentive Program*) and attainment by the Company of a level of Global EBITDA sufficient to maximize such payouts under the Performance Incentive Program's third level formula applicable to all employees.

2 The Estimated Future Payouts Under Equity Incentive Plan Awards represent the Threshold, Target and Maximum number of shares to be issued upon performance vesting of MSU awards as described in the Compensation Discussion and Analysis section under the heading, *Equity Compensation*.

3 All Other Stock Awards represent RSUs described in the Compensation Discussion and Analysis section under the heading, Equity Compensation.

4 Information relating to the Grant Date Fair Value of Stock Awards is included in footnote 1 to the Summary Compensation Table above.

5 The Target and Maximum amounts for Mr. Noble's Estimated Future Payouts Under Non-Equity Incentive Plan Awards have been converted from pounds sterling at an average annual exchange rate for fiscal year 2013 of $1.5633 per pound.

OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR END

The following table provides detailed information concerning the unexercised stock options and RSU, MSU and PSU awards that were not vested as of the end of the last fiscal year for each of the NEOs.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [1]	Market Value of Shares or Units of Stock That Have Not Vested ($) [2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [4]
Garry O. Ridge								
					11,635	$676,924	13,531	$787,234
	30,000	—	36.03	10/16/17				
Total	**30,000**	**—**			**11,635**	**$676,924**	**13,531**	**$787,234**
Jay W. Rembolt								
					2,800	$162,904	3,474	$202,117
	3,000	—	27.67	10/19/14				
	5,000	—	27.27	10/18/15				
	5,000	—	35.99	10/17/16				
	6,160	—	36.03	10/16/17				
Total	**19,160**	**—**			**2,800**	**$162,904**	**3,474**	**$202,117**
Michael J. Irwin								
					2,220	$129,160	2,494	$145,101
	—	—						
Total	**—**	**—**			**2,220**	**$129,160**	**2,494**	**$145,101**
Michael L. Freeman								
					3,066	$178,380	3,740	$217,593
	—	—						
Total	**—**	**—**			**3,066**	**$178,380**	**3,740**	**$217,593**
William B. Noble								
					2,273	$132,243	2,547	$148,184
	10,000	—	36.03	10/16/17				
Total	**10,000**	**—**			**2,273**	**$132,243**	**2,547**	**$148,184**

1 Represents RSU awards to the NEOs that were not vested as of the fiscal year end.

2 The Market Value of the RSU awards at fiscal year end was $58.18 per unit, determined by reference to the closing price for the Company's common stock as of August 31, 2013.

3 Represents the target number of shares to be issued with respect to MSU and PSU awards granted to the NEOs that were not vested as of the fiscal year end. The target number of shares to be issued with respect to MSU awards equals the number of shares to be issued with respect to the MSU awards upon achievement of the target level of achievement for such MSU awards which is equal to that of the applicable comparative Index performance as described above in the Compensation Discussion and Analysis section under the heading, *Equity Compensation*. The target number of shares to be issued with respect to PSU awards equals the number of shares to be issued with respect to the PSU awards upon achievement of the mid-point target level of performance for such PSU awards as described above in the Compensation Discussion and Analysis section under the heading, *Equity Compensation*.

4 The Market Value of the target number of shares to be issued with respect to unvested MSU and PSU awards at fiscal year end was $58.18 per share, determined by reference to the closing price for the Company's common stock as of August 31, 2013.

OPTION EXERCISES AND STOCK VESTED FISCAL YEAR 2013

The following table sets forth the number of shares of the Company's common stock acquired on exercise of stock options in the Company's last fiscal year and the aggregate dollar value realized on exercise of such stock options for the NEOs. The table also sets forth the number of shares of the Company's common stock acquired upon the vesting of RSU and PSU awards in the Company's last fiscal year and the aggregate dollar value realized with respect to such vested RSU and PSU awards. Information concerning vested PSU awards granted in October 2011 having a performance measurement period ending as of August 31, 2013 is provided in the Compensation Discussion and Analysis section of this proxy statement under the heading, *Equity Compensation*.

	Option Awards		Stock Awards	
Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Garry O. Ridge	30,000	$575,392	10,454	$500,119
Jay W. Rembolt	7,000	$197,494	2,695	$128,929
Michael J. Irwin	—	$ —	2,532	$121,131
Michael L. Freeman	3,501	$ 55,875	2,695	$128,929
William B. Noble	25,000	$596,000	2,532	$121,131

1 The Value Realized on Exercise is calculated by subtracting the aggregate exercise price for the shares of the Company's common stock acquired upon exercise of the stock options from the fair market value price of such shares as of the date of exercise. The fair market value price of each share at exercise is determined by the actual trade price for the share if sold in a cashless exercise transaction, otherwise by the closing price as of the date of exercise.

2 The Number of Shares Acquired on Vesting for each NEO includes shares of the Company's common stock issued upon vesting of RSU and PSU awards on October 18, 2012.

3 The Value Realized on Vesting for shares of the Company's common stock issued on October 18, 2012 is calculated based on the number of vested RSU and PSU awards multiplied by the closing price of $47.84 for the Company's common stock as of that date.

SUPPLEMENTAL DEATH BENEFIT PLANS AND SUPPLEMENTAL INSURANCE BENEFITS

The Company maintains Supplemental Death Benefit Plans for the NEOs other than Mr. Noble. Under the death benefit plan agreements, the NEO's designated beneficiary or estate, as applicable, will receive a death benefit equal to the NEO's then current base salary in the event of his death prior to retirement from the Company. All of the NEOs are also eligible to receive life insurance benefits offered to all employees of the Company and, in the case of Mr. Noble, to all employees of the Company's U.K. subsidiary.

The death benefits under the Supplemental Death Benefit Plans are not formally funded but the Company has purchased key man life insurance policies owned by the Company to cover its benefit obligations. The Board of Directors has determined which key employees participate in the plans and the amount of the benefit payable for each participant. Non-employee directors do not have death benefit plan agreements.

Based upon their fiscal year 2013 base salaries, the supplemental death benefit to be provided to the NEOs other than Mr. Noble as of the end of fiscal year 2013 would have been as set forth in the following table.

Executive Officer	Death Benefit
Garry O. Ridge	$601,747
Jay W . Rembolt	$275,010
Michael J. Irwin	$312,090
Michael L. Freeman	$310,500
William B. Noble	$ —

CHANGE OF CONTROL SEVERANCE AGREEMENTS

Each executive officer serves at the discretion of the Board of Directors. On February 14, 2006, the Company entered into Change of Control Severance Agreements ("Severance Agreements") with each of the executive officers identified in the Summary Compensation Table above, with the exception of Mr. Rembolt. On October 16, 2008, the Company entered into a Severance Agreement with Mr. Rembolt. The Severance Agreements provide that each executive officer will receive certain severance benefits if his employment is terminated without "Cause" or if he resigns for "Good Reason", as those terms are defined in the Severance Agreements, within two years after a "Change of Control" as defined in the Severance Agreements and summarized below. If the executive officer's employment is terminated during the aforementioned two-year period by the Company without "Cause" or by the executive officer for "Good Reason", the executive officer will be entitled to a lump sum payment (subject to limits provided by reference to Section 280G of the Internal Revenue Code which limits the deductibility of certain payments to executives upon a change in control) of twice the executive officer's salary, calculated based on the greater of the executive officer's then current annual salary or a five-year average, plus twice the executive officer's bonus compensation, calculated based on the greater of the most recent annual bonus compensation or a five-year average. Further, any of the executive officer's outstanding stock options and other equity incentive awards that are not then fully vested will be accelerated and vested in full following such termination of employment within such two-year period and the executive officer will be entitled to continuation of health and welfare benefits under the Company's then existing benefit plans or equivalent benefits for a period of up to two years from the date of termination of employment. No employment rights or benefits other than the change of control severance benefits described in this paragraph are provided by the Severance Agreements.

For purposes of the Severance Agreements and subject to the express provisions and limitations contained therein, a "Change of Control" means a transaction or series of transactions by which a person or persons acting together acquire more than 30% of the Company's outstanding shares; a change in a majority of the incumbent members of the Company's Board of Directors as specified in the Severance Agreements, a reorganization, merger or consolidation as specified in the Severance Agreements or a sale of substantially all of the assets or complete liquidation of the Company. As specified more particularly in the Severance Agreements, a "Change of Control" does not include a reorganization, merger or consolidation or a sale or liquidation where a majority of the incumbent members of the Company's Board of Directors continue in office and more than 60% of the successor company's shares are owned by the Company's pre-transaction stockholders.

The Severance Agreements have a term of two years, subject to automatic renewal for successive two year periods unless notice of non-renewal is provided by the Company's Board of Directors not less than six months prior to the end of the current term. The term of the Severance Agreements will be automatically extended for a term of two years following any "Change of Control."

The following table sets forth the estimated amounts payable to each of the NEOs pursuant to their respective Severance Agreements on the assumption that the employment of each NEO was terminated without "Cause" or otherwise for "Good Reason" effective as of the end of fiscal year 2013 following a "Change of Control" as provided for in the Severance Agreements. The table also includes the value, as of the end of the fiscal year, of all RSU, MSU and PSU awards that were not vested as of the end of fiscal year 2013.

Executive Officer	Severance Pay[1]	Welfare Benefits[2]	Accelerated Vesting of RSUs, MSUs and PSUs[3]	Total Change of Control Severance Benefits
Garry O. Ridge	1,514,687	$21,450	$1,464,158	$3,000,295
Jay W. Rembolt	630,192	$41,166	$ 365,021	$1,036,379
Michael J. Irwin	725,768	$37,166	$ 274,261	$1,037,195
Michael L. Freeman	695,566	$40,166	$ 395,973	$1,131,705
William B. Noble	789,182	$15,396	$ 280,427	$1,085,005

1 For each NEO, Severance Pay includes two times the reported fiscal year 2013 base salary plus two times the 5 year average amount of bonus compensation paid to the NEOs for the fiscal years 2008 through 2012.

2 For each NEO, Welfare Benefits includes an estimate of the Company's cost to provide 2 years of continuation coverage under the Company's welfare benefit plans, which does not include life insurance or long-term disability insurance.

3 The value included for accelerated vesting of RSU, MSU and PSU awards equals the value of the RSU, MSU and PSU awards that were not vested at $58.18 for each RSU, MSU and PSU based on the closing price for the Company's common stock as of August 31, 2013. MSUs and PSUs are valued for this purpose based upon the Target Number of shares of the Company's common stock to be issued with respect to the MSUs and PSUs as described above in the Compensation Discussion and Analysis section under the heading, *Equity Compensation*, in the event of the acceleration of vesting thereof pursuant to the NEOs' Severance Agreements, MSU Award Agreements and PSU Award Agreements.

AUDIT COMMITTEE REPORT

Each year the Board of Directors appoints an Audit Committee to fulfill regulatory requirements and to assist the Board in oversight of the Company's financial reporting, internal control functions and audit process. Each member of the Audit Committee meets the independence requirements set by the Nasdaq Stock Market.

The responsibilities of the Audit Committee include the selection and appointment of an independent registered public accounting firm to be hired as the Company's independent accountants. The Audit Committee is also responsible for recommending to the Board that the Company's consolidated financial statements be included in its annual report on Form 10-K.

With respect to the preparation and audit of the Company's consolidated financial statements, management is responsible for the preparation of the financial statements; the establishment of accounting and financial reporting principles; the establishment of disclosure controls and procedures; the establishment of internal control over financial reporting; the evaluation of the effectiveness of both disclosure controls and procedures and internal control over financial reporting; and the evaluation of changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion as to whether the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has reviewed the consolidated financial statements of the Company for the fiscal year ended August 31, 2013. The Audit Committee has discussed the preparation of the consolidated financial statements with management and with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, and the Audit Committee has met separately with PricewaterhouseCoopers LLP and with management to discuss issues relating to the preparation and audit of the financial statements.

For the fiscal year ended August 31, 2013, management has completed the documentation, testing and evaluation of the Company's system of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has been kept apprised of management's activities in the completion of such work and evaluation and the Audit Committee has provided oversight and advice with respect to the process undertaken by management. The Audit Committee will continue to oversee such work being undertaken by the Company for the fiscal year ending August 31, 2014.

The Audit Committee has taken the following steps in making its recommendation that the Company's consolidated financial statements be included in its annual report on Form 10-K for the fiscal year ended August 31, 2013:

1. At regularly scheduled meetings of the Audit Committee, management and PricewaterhouseCoopers LLP provided periodic reports as to the work undertaken by the Company to complete the documentation, testing and evaluation of the Company's system of internal control over financial reporting. Upon completion of such work and upon preparation of the Company's consolidated financial statements for the year ended August 31, 2013, the Audit Committee reviewed a report provided by management on the effectiveness of the Company's internal control over financial reporting;
2. The Audit Committee discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm for the fiscal year ended August 31, 2013, those matters required to be discussed by Statement on Auditing Standards No. 61 and Public Company Accounting Oversight Board Auditing Standard No. 2, including information concerning the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process;
3. The Audit Committee discussed with PricewaterhouseCoopers LLP its independence and received from PricewaterhouseCoopers LLP a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence;
4. The Audit Committee reviewed and discussed with the Company's management and PricewaterhouseCoopers LLP the Company's audited consolidated balance sheet at August 31, 2013, and the related consolidated statements of operations, of shareholders' equity, of comprehensive income and of cash flows for the fiscal year ended August 31, 2013; and
5. The Audit Committee has reviewed PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm and Management's Report on Internal Control over Financial Reporting included in the Company's annual report on Form 10-K for the fiscal year ended August 31, 2013.

Based on the reviews and discussions explained above, the Audit Committee recommended to the Board that the Company's consolidated financial statements be included in its annual report on Form 10-K for its fiscal year ended August 31, 2013. PricewaterhouseCoopers LLP has been selected to serve as the Company's independent registered public accounting firm for the fiscal year ending August 31, 2014.

Audit Committee
Giles H. Bateman, Chair
Peter D. Bewley
Richard A. Collato
Neal E. Schmale

ITEM NO. 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company to audit the consolidated financial statements of the Company for fiscal year 2014. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee may reconsider its selection.

A majority of the votes of the common stock present or represented at the meeting is required for approval. Broker non-votes will be voted in favor of approval. PricewaterhouseCoopers LLP acted as the Company's independent registered public accounting firm during the past fiscal year and, unless the Audit Committee appoints new independent accountants, PricewaterhouseCoopers LLP will continue to act in such capacity during the current fiscal year. It is anticipated that a representative of PricewaterhouseCoopers LLP will attend the Annual Meeting of Stockholders, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit products and services provided by the independent registered public accounting firm. These products and services may include audit services, audit-related services, tax services, software and other products or services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent accountants and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent public accountants in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. The possible effect on the independence of the public accountants is considered by the Audit Committee. There is no direct or indirect understanding or agreement that places a limit on current or future years' audit fees or permissible non-audit product and services.

AUDIT FEES

PricewaterhouseCoopers LLP has provided audit services to the Company for each of the past two fiscal years. Audit fees consist of fees for professional services rendered for the audit of the Company's consolidated annual financial statements, the review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for audit services performed for the Company for the past two fiscal years were $677,622 for the year ended August 31, 2012 and $775,317 for the year ended August 31, 2013.

AUDIT-RELATED FEES

Audit-related services consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." No such audit-related services were performed by PricewaterhouseCoopers LLP or billed to the Company for the year ended August 31, 2012 or the year ended August 31, 2013.

TAX FEES

Tax fees consist of tax compliance, tax advice, tax consulting or tax planning services provided by PricewaterhouseCoopers LLP to the Company. The aggregate fees billed to date to the Company by PricewaterhouseCoopers LLP in connection with intercompany transfer pricing consulting services were $40,000 for the year ended August 31, 2012, and $72,500 for the year ended August 31, 2013.

ALL OTHER FEES

Other fees for services provided by PricewaterhouseCoopers LLP for fiscal years 2012 and 2013 consisted of fees for access provided by PricewaterhouseCoopers LLP to its online research reference materials. The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for other services performed for the Company were $1,800 for both the year ended August 31, 2012 and for the year ended August 31, 2013.

STOCKHOLDER PROPOSALS

Stockholder proposals must be received by the Company no sooner than May 4, 2014 and not later than July 3, 2014 to be included in the proxy statement and form of proxy for the next annual meeting. Any proposal submitted outside of these dates will be considered untimely in order to be considered at the Company's 2014 Annual Meeting of Stockholders in accordance with the Company's Bylaws.

By Order of the Board of Directors
Richard T. Clampitt
Secretary

Dated: October 31, 2013

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, STOCKHOLDERS ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OR FORMS OF PROXY IN THE ENCLOSED ENVELOPE.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______ .

Commission File Number: 000-06936

WD-40 COMPANY

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**95-1797918** (I.R.S. Employer Identification No.)
1061 Cudahy Place, San Diego, California (Address of principal executive offices)	**92110** (Zip code)

Registrant's telephone number, including area code: **(619) 275-1400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☑

The aggregate market value (closing price) of the voting stock held by non-affiliates of the registrant as of February 28, 2013 was approximately $792,284,408.

As of October 17, 2013, there were 15,261,492 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

The Proxy Statement for the annual meeting of stockholders on December 10, 2013 is incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K.

WD-40 COMPANY

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended August 31, 2013

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements which reflect the Company's current views with respect to future events and financial performance.

These forward-looking statements are subject to certain risks and uncertainties. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends identify forward-looking statements. These statements include, but are not limited to, references to the near-term growth expectations for multi-purpose maintenance products and homecare and cleaning products, the impact of changes in product distribution, competition for shelf space, the impact of competition on product pricing, the level of promotional and advertising spending, plans for and success of product innovation, the impact of new product introductions on the growth of sales, the impact of customer mix and costs of raw materials, components and finished goods costs on gross margins, the impact of promotional programs on sales, the rate of sales growth in the Asia-Pacific segment, direct European countries and Eastern and Northern Europe, foreign currency exchange rates and fluctuations in those rates, the impact of changes in inventory management, the effect of future income tax provisions and audit outcomes on tax rates, and the effects of, and changes in, worldwide economic conditions and legal proceedings and other risk factors identified in Item 1A of this report. The Company undertakes no obligation to revise or update any forward-looking statements.

As used in this report, the terms "we," "our," "us" and "the Company" refer to WD-40 Company and its wholly-owned subsidiaries, unless the context suggests otherwise. Amounts and percents in tables and discussions may not total due to rounding.

Item 1. Business

Overview

WD-40 Company is a global consumer products company dedicated to delivering unique, high value and easy-to-use solutions for a wide variety of maintenance needs of "doer" and "on-the-job" users by leveraging and building the brand fortress of the Company. The Company was founded in 1953 and its headquarters are located in San Diego, California. For more than four decades, the Company sold only one product, WD-40®, a multi-purpose maintenance product which acts as a lubricant, rust preventative, penetrant, cleaner and moisture displacer. Over the years, the Company has further developed the WD-40 brand and acquired several brands worldwide, many of which have been homecare and cleaning product brands, in order to build a fortress of brands that deliver a unique high value to end users. In addition, some of these brand acquisitions have provided the Company with access to existing distribution channels for other of its existing brands and have also provided the Company with economies of scale in areas such as sales, manufacturing and administration. The Company's acquisitions include the following:

- 3-IN-ONE® brand of general purpose and specialty maintenance products in fiscal year 1996;
- Lava® brand of heavy-duty hand cleaners in fiscal year 1999;
- 2000 Flushes® automatic toilet bowl cleaners, X-14® automatic toilet bowl cleaners and Carpet Fresh® rug and room deodorizers, all of which were associated with the Global Household Brands acquisition, and Solvol® brand of heavy-duty hand cleaners in Australia in fiscal year 2001;
- Spot Shot® brand, whose primary product was a carpet stain remover; in fiscal year 2002; and
- 1001® line of carpet and household cleaners in the United Kingdom ("U.K.") in fiscal year 2004.

The Company is focused on and committed to innovation and renovation of its products. The Company sees innovation and renovation as important factors to the long-term growth of its brands, and it intends to continue to work on future product, packaging and promotional innovations and renovations. The Company is also focused on expanding its current brands in existing markets with new product development. The Company's product development team supports new product development and current product improvement for the Company's brands. Over the years, the Company's research and development team has made an innovation impact on most of the Company's brands. Key innovations for the Company's products include, but are not limited to, WD-40 Smart Straw®, WD-40 Trigger Pro®, 3-IN-ONE Professional Garage Door Lube™, Spot Shot Pet Clean™ which is a non-aerosol Spot Shot trigger product, Blue Works® product line, and a mildew stain remover under the X-14 brand. In addition, the Company launched a new WD-40 Specialist® product line, which consists of certain specialty maintenance products aimed at an expanded group of end users that currently uses WD-40 multi-use product, during fiscal year 2012. The Company also formed WD-40 Bike Company LLC, a new business unit focused on the development of a comprehensive line of bicycle maintenance products for cyclists and mechanics, during the fourth quarter of fiscal year 2012. The Company launched the WD-40 Bike™ product line in the United States ("U.S.") during fiscal year 2013.

The Company's core strategic initiatives and the areas where it will continue to focus its time, talent and resources in future periods include: (i) maximizing the WD-40 brand through geographic expansion and market penetration; (ii) leveraging the WD-40 brand to develop new products and categories within the Company's prioritized platforms; (iii) expanding product and revenue base; (iv) attracting, developing and retaining people; and (v) operating with excellence.

The Company's brands are sold in various locations around the world. Multi-purpose maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the U.K. and Australia.

Financial Information about Operating Segments

The Company's operating segments are determined consistent with the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company is organized on the basis of geographical area into the following three segments:

- Americas segment consists of the U.S., Canada and Latin America;
- Europe, Middle East and Africa ("EMEA") segment consists of countries in Europe, the Middle East and Africa; and
- Asia-Pacific segment consists of Australia, China and other countries in the Asia region.

The Company's management reviews product performance on the basis of sales, which comes from its two product groups – multi-purpose maintenance products and homecare and cleaning products. The Company sells its products primarily through mass retail and home center stores, warehouse club stores, grocery stores, hardware stores, automotive parts outlets, sport retailers, independent bike dealers and industrial distributors and suppliers. The financial information required by this item is included in Note 16 – Business Segments and Foreign Operations of the Company's consolidated financial statements, included in Item 15 of this report, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations", included in Item 7 of this report.

Products

Multi-Purpose Maintenance Products

The WD-40 brand is a market leader among multi-purpose maintenance products and is sold as an aerosol spray, a non-aerosol trigger spray and in liquid form through mass retail stores, hardware stores, warehouse club stores, automotive parts outlets and industrial distributors and suppliers. WD-40 products are sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. WD-40 products have a wide variety of consumer uses in, for example, household, marine, automotive, construction, repair, sporting goods and gardening applications, in addition to numerous industrial applications.

The 3-IN-ONE brand consists of multi-purpose drip oil and spray lubricant products, as well as other specialty maintenance products. The drip oil is an entry-level lubricant with unique spout options that allow precise applications for small mechanisms and assemblies, tool maintenance and threads on screws and bolts. 3-IN-ONE Oil is the market share leader among drip oils for household consumers. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming, construction and jewelry manufacturing. In addition to the drip oil line of products, the 3-IN-ONE brand also includes a professional line of products known as 3-IN-ONE Professional, which is a line of high quality, great value multi-purpose maintenance products. The high quality of the 3-IN-ONE brand and its established distribution network have enabled these products to gain international acceptance. 3-IN-ONE products are sold primarily in the U.S., Europe, Canada, Latin America, Australia and Asia.

The Blue Works brand consists of a line of industrial grade, specialty maintenance products that include lubricants, penetrants, degreasers and cleaners designed specifically for the needs of industrial users. Blue Works products were launched in the U.S. during the second quarter of fiscal year 2010 and in selected markets in Europe in early fiscal year 2011. Since sales of the Blue Works products have not been material since its launch, the Company started to discontinue sales of this brand in the U.S. in fiscal year 2013. The Company expects to phase out sales of the Blue Works products in most locations in the near term. Due to the phasing out of the Blue Works brand, discussions of this brand will not be included in the Company's future reports.

WD-40 Specialist consists of a line of best-in-class performing specialty problem solving products that include penetrants, water resistant silicone sprays, corrosion inhibitors and rust removers that are aimed at an expanded group of end users that currently uses the WD-40 multi-use product. The Company launched the WD-40 Specialist product line in the U.S. during the first quarter of fiscal year 2012 and in Canada and select countries in Latin America, Asia and Europe throughout fiscal years 2012 and 2013. The launch of this product line has used the same established distribution channels where the Company currently sells its existing products.

WD-40 Bike Company LLC is a business unit that the Company formed as part of its focus on global innovation and product development. The WD-40 Bike product line consists of a comprehensive line of bicycle maintenance products that include wet and dry chain lubricants, heavy-duty degreasers, foaming bike wash and frame protectants that are designed specifically for the avid cyclist, bike enthusiasts and mechanics. The Company started to launch certain products in this line in the U.S. during the first quarter of fiscal year 2013, but the focus for such sales has been to smaller independent bike dealers rather than larger retailers. As a result of this, initial sales have been immaterial and sales are expected to remain immaterial in the near term.

Homecare and Cleaning Products

The X-14 brand is a line of quality products designed for unique cleaning needs. X-14 is sold as a liquid mildew stain remover and two types of automatic toilet bowl cleaners. X-14 is sold primarily in the U.S. through grocery and mass retail channels.

The 2000 Flushes brand is a line of long-lasting automatic toilet bowl cleaners which includes a variety of formulas. 2000 Flushes is sold primarily in the U.S. and Canada through grocery and mass retail channels.

The Carpet Fresh brand is a line of room and rug deodorizers sold as powder, aerosol foam and trigger spray products. Carpet Fresh is sold primarily through grocery and mass retail channels in the U.S., U.K. and Australia. In the U.K., Carpet Fresh is sold under the 1001 brand name. In Australia, Carpet Fresh is sold under the No Vac brand name.

The Spot Shot brand is sold as an aerosol carpet stain remover and a liquid trigger carpet stain and odor eliminator. The brand also includes environmentally friendly products such as Spot Shot Instant Carpet Stain & Odor Eliminator™ and Spot Shot Pet Clean, which are non-toxic and biodegradable. Spot Shot products are sold primarily through grocery and mass retail channels, warehouse club stores and hardware and home center stores in the U.S. and Canada. Spot Shot products are also sold in the U.K. under the 1001 brand name.

The 1001 brand includes carpet and household cleaners and rug and room deodorizers which are sold primarily through mass retail, grocery and home center stores in the U.K. The brand was acquired to introduce the Company's other homecare and cleaning product formulations under the 1001 brand in order to expand the Company's homecare and cleaning products business into the U.K. market.

The Lava and Solvol brands consist of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels. Lava is sold primarily in the U.S., while Solvol is sold exclusively in Australia.

The homecare and cleaning products are considered harvest brands providing positive returns to the Company, but they are becoming a smaller part of the business as the multi-purpose maintenance products sales grow as the Company executes its core strategic initiatives. The Company began to evaluate the strategic alternatives for certain of its homecare and cleaning products during the third quarter of fiscal year 2013. To date, no decisions have been made relative to the future strategic plans for these brands.

Financial information about operating segments and product lines is included in Note 16 – Business Segments and Foreign Operations of the consolidated financial statements, included in Item 15 of this report.

Sales and Marketing

The Company's sales do not reflect any significant degree of seasonality. However, it is common for the Company's sales to fluctuate from period to period or year to year due to various factors, including but not limited to new or lost distribution, the number of product offerings carried by a customer and the level of promotional activities and programs being run at customer locations. New or lost distribution occurs when the Company gains or loses customers, it gains or loses store count for a customer or its products are added to new locations within a store or removed from existing locations. From time to time, as part of new product offering launches, the Company may gain access to entirely new distribution channels. The number of product offerings refers to the number of brands and/or the number of products within each of those brands that the Company's customers offer for sale to end user customers. The level of promotional activities and programs relates to the number of events or volumes of purchases by customers in support of off-shelf or promotional display activities. Changes in any one of these three factors or a combination of them can cause the Company's sales levels to increase or decrease from period to period. It is also common and/or possible that the Company could lose distribution or product offerings and experience a decrease in promotional activities and programs in one period and subsequently regain this business in a future period. The Company is accustomed to such fluctuations and manages this as part of its normal business activities.

Sources and Availability of Components and Raw Materials

The Company relies on a limited number of suppliers, including single or sole suppliers, for certain of its raw materials, packaging, product components and other necessary supplies. The Company's primary components and raw materials include aerosol cans and petroleum-based products, which are manufactured from commodities that are subject to volatile price changes. The availability of these components and raw materials is affected by a variety of supply and demand factors, including global market trends, plant capacity decisions and natural disasters. The Company expects these components and raw materials to continue to be readily available in the future, although the Company will continue to be exposed to volatile price changes.

Research and Development

The Company recognizes the importance of innovation and renovation to its long-term success and is focused on and committed to research and new product development activities. The Company's product development team engages in consumer research, product development, including those associated with the WD-40 Bike business unit, current product improvement and testing activities. The product development team also leverages its development capabilities by partnering with a network of outside resources including the Company's current and prospective outsource suppliers. In addition, the research and development team engages in activities and product development efforts which are necessary to ensure that the Company meets all regulatory requirements for the formulation of its products. The Company incurred research and development expenses of $7.2 million, $5.1 million and $5.5 million in fiscal years 2013, 2012 and 2011, respectively. None of this research and development activity was customer-sponsored.

Manufacturing

The Company outsources directly or through its marketing distributors the manufacturing of its finished products to various third-party contract manufacturers. The Company or its marketing distributors use contract manufacturers in the United States, Canada, Mexico, Brazil, Argentina, Columbia, the U.K., Italy, Australia, Japan, China, South Korea and India. Although the Company does not typically have definitive minimum purchase obligations included in the contract terms with its contract manufacturers, when such obligations have been included, they have been immaterial to date. Supply needs are communicated by the Company to its contract manufacturers, and the Company is committed to purchase the products manufactured based on orders and short-term projections, ranging from two to five months, provided to the contract manufacturers. The Company also formulates and manufactures concentrate used in its WD-40 products at its own facilities and at third-party contract manufacturers.

In addition to the commitments to purchase products from contract manufacturers described above, the Company may also enter into commitments with other manufacturers from time to time to purchase finished goods and components to support innovation initiatives and/or supply chain initiatives.

Order Backlog

Order backlog is not a significant factor in the Company's business.

Competition

The markets for the Company's products, particularly those related to its homecare and cleaning products, are highly competitive. The Company's products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. The Company is aware of many competing products, some of which sell for lower prices or are produced and marketed by companies with greater financial resources than those of the Company. The Company relies on the awareness of its brands among consumers, the value offered by those brands as perceived by consumers, product innovation and renovation and its multiple channel distributions as its primary strategies. New products typically encounter intense competition, which may require advertising and promotional support and activities. When or if a new product achieves consumer acceptance, ongoing advertising and promotional support may be required in order to maintain its relative market position.

Trademarks and Patents

The Company owns numerous patents, but relies primarily upon its established trademarks, brand names and marketing efforts, including advertising and sales promotion, to compete effectively. The WD-40 brand, 3-IN-ONE, Blue Works, Lava, Solvol, X-14, 2000 Flushes, Carpet Fresh and No Vac, Spot Shot and 1001 trademarks are registered or have pending registration in various countries throughout the world.

Employees

At August 31, 2013, the Company employed 369 people worldwide: 154 by the United States parent corporation; 6 by the Malaysia subsidiary; 9 by the Canada subsidiary; 134 by the U.K. subsidiary (including 59 in the U.K., 26 in Germany, 25 in France, 16 in Spain and 8 in Italy); 17 by the Australia subsidiary; 45 by the China subsidiary; 2 by WD-40 Bike Company; and 2 by WD-40 Manufacturing Company, the Company's manufacturing subsidiary.

Financial Information about Foreign and Domestic Operations

For detailed information about the Company's foreign and domestic operations, including net sales by reportable segment and long-lived assets by geography, refer to Note 16 - Business Segments and Foreign Operations of the consolidated financial statements, included in Item 15 of this report.

Access to SEC Filings

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available through the Investors section of the Company's website at www.wd40company.com. These reports can be accessed free of charge from the Company's website as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the Securities and Exchange Commission ("SEC"). Information contained on the Company's website is not included as a part of, or incorporated by reference into, this report.

Interested readers may also read and copy any materials that the Company files at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains the Company's reports.

Item 1A. Risk Factors

The following risks and uncertainties, as well as other factors described elsewhere in this report or in other SEC filings by the Company, could adversely affect the Company's business, financial condition and results of operations.

The Company's financial results could suffer if the Company is unable to implement and successfully manage its core strategic initiatives or if the Company's core strategic initiatives do not achieve the intended results.

There is no assurance that the Company will be able to implement and successfully manage its core strategic initiatives, including its five major strategic initiatives, or that the core strategic initiatives will achieve the intended results, which include sales volume growth. The Company's five major strategic initiatives include: (i) maximizing the WD-40 brand through geographic expansion and market penetration; (ii) leveraging the WD-40 brand to develop new products and categories within the Company's prioritized platforms; (iii) expanding product and revenue base; (iv) attracting, developing and retaining people; and (v) operating with excellence. If the Company is unable to implement and successfully manage its core strategic initiatives in accordance with its business plans, the Company's business and financial results could be adversely affected. Moreover, the Company cannot be certain that implementation of its core strategic initiatives will necessarily advance its business or financial results as intended.

Cost increases in finished goods, components, raw materials, transportation and other necessary supplies or services could harm the Company's financial condition and results of operations.

Increases in the cost of finished goods, components and raw materials and increases in the cost of transportation and other necessary supplies or services may harm the Company's financial condition and results of operations. Petroleum-based products and aerosol cans, which constitute a significant portion of the costs for many of the Company's products, have experienced significant price volatility in the past, and may continue to do so in the future. Fluctuations in oil and diesel fuel prices have also impacted the Company's cost of transporting its products. As component and raw material costs are the principal contributors to the cost of goods sold for all of the Company's products, any significant fluctuation in the costs of components and raw materials could have a material impact on the gross margins realized on the Company's products. Specifically, the costs of petroleum-based materials, which are included in many of the Company's products, are exposed to fluctuations resulting from the increase in the cost of petroleum and there has been significant volatility in such costs in recent years. In the event there is significant volatility in the Company's cost of goods or increases in raw material and/or component costs or the costs of transportation and other necessary supplies or services, the Company may not be able to maintain its gross margins if it chooses not to raise its product sales prices. Should the Company choose to increase product sales prices to offset cost increases, such increases may adversely affect demand and unit sales. Sustained increases in the cost of raw materials, components, transportation and other necessary supplies or services, or significant volatility in such costs, could have a material adverse effect on the Company's financial condition and results of operations.

Reliance on a limited base of third-party contract manufacturers, logistics providers and suppliers of raw materials and components may result in disruption to the Company's business and this could adversely affect the Company's financial condition and results of operations.

The Company relies on a limited number of third-party contract manufacturers, logistics providers and suppliers, including single or sole source suppliers for certain of its raw materials, packaging, product components and other necessary supplies. The Company does not have direct control over the management or business of these third parties, except indirectly through terms negotiated in service or supply contracts. Should the terms of doing business with the Company's primary third-party contract manufacturers, suppliers and/or logistics providers change or should the Company have a disagreement with or be unable to maintain relationships with such third parties or should such third parties experience financial difficulties, the Company's business may be disrupted. In addition, if the Company is unable to contract with third-party manufacturers or suppliers for the quantity and quality levels needed for its business, the Company could experience disruptions in production and its financial results could be adversely affected.

Global economic conditions may negatively impact the Company's financial condition and results of operations.

A general weakening or decline in the global economy or a reduction in business or consumer spending or confidence could delay or significantly decrease purchases of the Company's products by its customers, including mass retail and home center stores, warehouse club stores, grocery stores, hardware stores, automotive parts outlets and industrial distributors and suppliers. Consumer purchases of discretionary items, which could include the Company's multi-purpose maintenance products and homecare and cleaning products, may decline during periods where disposable income is reduced or there is economic uncertainty, and this may negatively impact the Company's financial condition and results of operations. During unfavorable or uncertain economic times, consumers may also increase purchases of lower-priced or non-branded products and the Company's competitors may increase their level of promotional activities to maintain sales volumes, both of which may negatively impact the Company's financial condition and results of operations. In addition, adverse global economic conditions could result in a lower level of manufacturing and industrial activities, particularly in areas such as China where the Company primarily sells its products through the industrial channel.

The Company's sales and operating results may be affected by uncertain or changing economic and market conditions, including inflation, deflation, prolonged weak consumer demand or other changes which may affect the principal markets in which the Company conducts its business. If economic or market conditions in the United States or other key global markets deteriorate, the Company may experience material adverse effects on its business, financial condition and results of operations. In recent years, the banking system and financial markets have experienced disruptions, including among other things, bank failures and consolidations, diminished liquidity and credit availability and rating downgrades. In addition, global markets have continued to experience adverse conditions in recent periods, particularly in Europe where there are ongoing concerns regarding the increased sovereign debt levels in several countries and the inability of some of those countries to meet future financial obligations, and the associated overall volatility of the Euro currency. Although these factors are outside of the Company's control, they directly affect its business. The slow pace of economic recovery or any new economic downturn or recession could cause the Company's customers to delay or significantly decrease their purchases, which could reduce the Company's future sales and negatively impact its results of operations and cash flows.

Adverse economic and market conditions could also harm the Company's business by negatively affecting the parties with whom it does business, including its customers, retailers, distributors and wholesalers, and third-party contract manufacturers and suppliers. These conditions could impair the ability of the Company's customers to pay for products they have purchased from the Company. As a result, allowances for doubtful accounts and write-offs of accounts receivable from the Company's customers may increase. In addition, the Company's third-party contract manufacturers and its suppliers may experience financial difficulties that could negatively affect their operations and their ability to supply the Company with finished goods and the raw materials, packaging, and components required for the Company's products.

Sales volume growth may be difficult to achieve.

The Company's ability to achieve sales volume growth will depend on its ability to (i) execute its core strategic initiatives, (ii) drive growth within its existing markets through innovation, renovation and enhanced merchandising and marketing of its established brands, (iii) introduce its products to new users and (iv) capture market share from its competitors. It is more difficult for the Company to achieve sales volume growth in mature markets where the Company's products are widely used as compared to in developing markets where the Company's products have been newly introduced or are not well known by consumers. In order to protect the Company's existing market share or capture additional market share from its competitors, the Company may need to increase its expenditures related to promotions and advertising or introduce and establish new products or product lines. In past periods, the Company has also increased sales prices on certain of its products in response to increased costs for components and raw materials. Sales price increases may slow sales volume growth or create declines in volume in the short term as customers adjust to sales price increases. In addition, a change in the strategies of the Company's existing customers, including shelf simplification, the discontinuation of certain product offerings or the shift in shelf space to competitors' products could reduce the Company's sales and potentially offset sales volume increases achieved as a result of other sales growth initiatives. If the Company is unable to increase market share in its existing product lines by developing product improvements, investing adequately in its existing brands, building usage among new customers, developing, acquiring or successfully launching new products or product line extensions, or successfully penetrating new and developing markets globally, the Company may not achieve its sales volume growth objectives.

The Company faces significant competition in its markets which could lead to reduced profitability.

The Company faces significant competition from other consumer products companies, both in the U.S. and in other global markets. Many of the Company's products, particularly its homecare and cleaning products, compete with other widely advertised brands within each product category and with "private label" brands and "generic" non-branded products of the Company's customers in certain categories, which are typically sold at lower prices. The Company also encounters competition from similar and alternative products, many of which are produced and marketed by major national or multinational companies. In addition, from time to time the Company discovers products in the marketplace that are counterfeit reproductions of its products. The availability of counterfeits of the Company's products, particularly in China and Russia, could adversely impact the Company's sales and potentially damage the value and reputation of its brands.

The Company's products generally compete on the basis of product performance, brand recognition, price, quality or other benefits to consumers and meeting end users needs. Advertising, promotions, merchandising and packaging also have a significant impact on consumer purchasing decisions. A newly introduced consumer product, whether improved or recently developed, usually encounters intense competition requiring substantial expenditures for advertising, sales and consumer promotion. If a product gains consumer acceptance, it normally requires continued advertising, promotional support and product improvements in order to maintain its relative market position.

Some of the Company's competitors are larger and have financial resources greater than those of the Company. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than the Company. In addition, the Company's competitors may attempt to gain market share and shelf space by offering products at sales prices at or below those typically offered by the Company.

Competitive activity may require the Company to increase its investment in marketing or reduce its sales prices and this may lead to reduced profit margins, a loss of market share or loss of distribution, each of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, financial condition and results of operations.

Global operations outside the U.S. expose the Company to uncertain conditions, foreign currency exchange rate risk and other risks in international markets.

The Company's sales outside of the U.S. were approximately 61% of consolidated net sales in fiscal year 2013 and one of its core strategic initiatives includes maximizing the WD-40 brand through geographic expansion and market penetration. As a result, the Company currently faces, and will continue to face, substantial risks associated with having increased global operations outside the U.S., including:

- economic or political instability in the Company's international markets, including Latin America, the Middle East, parts of Asia, Russia, Eastern Europe and the Eurozone countries;
- restrictions on or costs relating to the repatriation of foreign profits to the U.S., including possible taxes or withholding obligations on any repatriations;
- challenges associated with conducting business in foreign jurisdictions;
- increasing complexity associated with operating in multiple international tax jurisdictions;
- dispersed employee base and compliance with employment regulations and other labor issues, including unionization and minimum wages, in countries outside the U.S.; and
- the imposition of tariffs or trade restrictions and costs, burdens and restrictions associated with other governmental actions.

These risks could have a significant impact on the Company's ability to sell its products on a competitive basis in global markets outside the U.S. and could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is also exposed to foreign currency exchange rate risk with respect to its sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. Although the Company uses instruments to hedge certain foreign currency risks, primarily those associated with its U.K. subsidiary, it is not fully protected against foreign currency fluctuations and, therefore, the Company's reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time. Also, the current and ongoing European financial restructuring efforts may cause the value of the European currencies, particularly the Euro, to further deteriorate, thus reducing the purchasing power of certain European customers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Additionally, the Company's global operations outside the U.S. are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, credit risk of local customers and distributors and potentially adverse tax consequences. Also, as the Company further develops and grows its business operations outside the U.S., the Company may be exposed to additional complexities and risks, particularly in emerging markets such as China. In many foreign countries, particularly in those with developing economies, it may be a local custom for a company which operates in such countries to engage in business practices that are prohibited by the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act or other applicable laws and regulations. Although the Company has adopted policies and contract terms to mandate compliance with these laws, there can be no assurance that all of its employees, contractors and agents will comply with the Company's requirements. Violations of these laws could be costly and disrupt the Company's business, which could have a material adverse effect on its business, financial condition and results of operations.

Dependence on key customers could adversely affect the Company's business, financial condition and results of operations.

The Company sells its products through a network of domestic and international mass retail and consumer retailers as well as industrial distributors and suppliers. The retail industry has historically been the subject of consolidation due to economic events, and as a result, the development of large chain stores has taken place. Today, the retail channel in the U.S. is comprised of several of these large chain stores that capture the bulk of the market share. Since many of the Company's customers have been part of the consolidation in the retail industry, these limited customers account for a large percentage of the Company's net sales. The Company expects that a significant portion of its revenues will continue to be derived from this limited number of customers. As a result, changes in the strategies of the Company's largest customers, including shelf simplification, a reduction in the number of brands they carry or a shift in shelf space to "private label" or competitors' products, may harm the Company's sales. The loss of, or reduction in, orders from any of the Company's most significant customers could have a material adverse effect on the Company's brand values, business, financial condition and results of operations. Large customers may seek price reductions, added support or promotional concessions. If the Company agrees to such customer demands and/or requests, it could negatively impact the Company's ability to maintain existing profit margins.

In addition, the Company's business is based primarily upon individual sales orders, and the Company typically does not enter into long-term contracts with its customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from the Company at any time and for any reason. The Company is also subject to changes in customer purchasing patterns or the level of promotional activities. These types of changes may result from changes in the manner in which customers purchase and manage inventory levels, or display and promote products within their stores. Other potential factors such as customer disputes regarding shipments, fees, merchandise condition or related matters may also impact operating results. If the Company ceases doing business with a significant customer or if sales of its products to a significant customer materially decrease, the Company's business, financial condition and results of operations may be harmed.

Government regulations and environmental laws and regulations could result in material costs or otherwise adversely affect the Company's financial condition and results of operations.

The manufacturing, chemical composition, packaging, storage, distribution and labeling of the Company's products and the manner in which the Company's business operations are conducted must comply with extensive federal, state and foreign laws and regulations, such as the California Air Resources Board ("CARB") regulations and the California Transparency in Supply Chains Act as well as many others in the United States. In addition, the Company's international operations are subject to regulations in each of the foreign jurisdictions in which it manufactures, distributes and sells its products. If the Company is not successful in complying with the requirements of all such regulations or changes to existing regulations, it could be fined or other actions could be taken against the Company by the governing body and this could adversely affect the Company's financial condition and results of operations. It is also possible that governments will increase regulation of the transportation, storage or use of certain chemicals, to enhance homeland security or protect the environment and such regulation could negatively impact the Company's ability to obtain raw materials, components and/or finished goods or could result in increased costs. In the event that such regulations result in increased product costs, the Company may not be in a position to raise selling prices, and therefore an increase in costs could have a material adverse effect on the Company's business, financial condition and results of operations.

Some of the Company's products have chemical compositions that are controlled by various state, federal and international laws and regulations. The Company is required to comply with these laws and regulations and it seeks to anticipate regulatory developments that could impact the Company's ability to continue to produce and market its products. The Company invests in research and development to maintain product formulations that comply with such laws and regulations. There can be no assurance that the Company will not be required to alter the chemical composition of one or more of the Company's products in a way that will have an adverse effect upon the product's efficacy or marketability. A delay or other inability of the Company to complete product research and development and successfully reformulate its products in response to any such regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to a new SEC rule mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and this rule will require management to conduct due diligence and disclose and report on whether certain minerals and metals, known as "conflict minerals", are contained in the Company's products and whether they originate from the Democratic Republic of Congo ("DRC") and adjoining countries. Among other things, the implementation of this rule could adversely affect the sourcing, availability and pricing of such materials if they are found to be used in the manufacture of the Company's products, and this in turn could affect the costs associated with the Company's products. In addition, there will be ongoing costs associated with the compliance and disclosures for this new rule. Since the Company's supply chain structure is complex, management may have difficulty verifying the origin of these materials and if they exist within the Company's products and, as a result, the Company may be unable to certify that its products are DRC conflict mineral free.

The Company is also subject to numerous environmental laws and regulations that impose various environmental controls on its business operations, including, among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon the Company's operations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous wastes. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. The Company believes that its expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on its financial condition, results of operations or cash flows. However, the environmental laws under which the Company operates are complicated, often become increasingly more stringent and may be applied retroactively. Accordingly, there can be no assurance that the Company will not be required to incur additional expenditures to remain in or to achieve compliance with environmental laws in the future or that any such additional expenditures will not have a material adverse effect on the Company's business, financial condition or results of operations.

If the success and reputation of one or more of the Company's leading brands erodes, its business, financial condition and results of operations could be negatively impacted.

The financial success of the Company is directly dependent on the success and reputation of its brands, particularly its WD-40 brand. The success and reputation of the Company's brands can suffer if marketing plans or product development and improvement initiatives do not have the desired impact on the brands' image or do not attract customers as intended. The Company's brands can also be adversely impacted due to the activities and pressures placed on them by the Company's competitors. Further, the Company's business, financial condition and results of operations could be negatively impacted if one of its leading brands suffers damage to its reputation due to real or perceived quality or safety issues. Quality issues, which can lead to large scale recalls of the Company's products, can be due to items such as product contamination, packaging errors and incorrect ingredients in the Company's product. Although the Company makes every effort to prevent brand erosion and preserve its reputation and the reputation of its brands, there can be no assurance that such efforts will be successful.

The Company may not successfully develop, introduce and /or establish new products and line extensions.

The Company's future performance and growth depend, in part, on its ability to successfully develop, introduce and/or establish new products as both brand extensions and/or line extensions. The Company cannot be certain that it will successfully achieve those goals. The Company competes in several product categories where there are frequent introductions of new products and line extensions and such product introductions often require significant investment and support. The ability of the Company to understand consumer preferences is key to maintaining and improving the competitiveness of its product offerings. The development and introduction of new products, as well as the renovation of current products and product lines, require substantial and effective research, development and marketing expenditures, which the Company may be unable to recoup if the new or renovated products do not gain widespread market acceptance. There are inherent risks associated with new product development and marketing efforts, including product development or launch delays, product performance issues during development, changing regulatory frameworks that affect the new products in development and the availability of key raw materials included in such products. These inherent risks could result in the failure of new products and product line extensions to achieve anticipated levels of market acceptance, additional costs resulting from failed product introductions and the Company not being first to market. As the Company continues to focus on innovation and renovation, the Company's business, financial condition or results of operations could be adversely affected in the event that the Company is not able to effectively develop and introduce new or renovated products and line or brand extensions.

Goodwill and intangible assets are subject to impairment risk.

In accordance with the authoritative guidance on goodwill, intangibles and other, the Company assesses the potential impairment of its existing goodwill during the second fiscal quarter of each fiscal year and otherwise when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. The Company also assesses its definite-lived intangible assets for potential impairment when events and circumstances indicate that the carrying amount of the asset may not be recoverable and/or its remaining useful life may no longer be appropriate. Indicators such as underperformance relative to historical or projected future operating results, changes in the Company's strategy for its overall business or use of acquired assets, unexpected negative industry or economic trends, decline in the Company's stock price for a sustained period, decreased market capitalization relative to net book values, unanticipated technological change or competitive activities, loss of key distribution, change in consumer demand, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

During the fourth quarter of fiscal year 2013, as part of the Company's ongoing evaluation of potential strategic alternatives for certain of its homecare and cleaning products, the Company determined based on its review of events and circumstances that there were indicators of impairment for the Carpet Fresh and 2000 Flushes trade names. Management accordingly performed the Step 1 recoverability test for these two trade names and based on the results of this analysis, it was determined that the total of the undiscounted cash flows significantly exceeded the carrying value for the Carpet Fresh asset group and that no impairment existed for this trade name as of August 31, 2013. However, the Step 1 analysis indicated that the carrying value of the asset group for the 2000 Flushes exceeded its undiscounted future cash flows, and consequently, a second phase of the impairment test ("Step 2") was performed specific to the 2000 Flushes trade name to determine whether this trade name is impaired. Based on the results of this Step 2 analysis, the 2000 Flushes asset group's estimated fair value was determined to be lower than its carrying value. Consequently, the Company recorded a non-cash, before tax impairment charge of $1.1 million in the fourth quarter of fiscal year 2013 to reduce the carrying value of the 2000 Flushes asset to its fair value.

An intangible asset valuation is dependent on a number of significant estimates and assumptions, including macroeconomic conditions, overall category growth rates, sales growth rates, cost containment and margin expansion and expense levels for advertising and promotions and general overhead, all of which must be developed from a market participant standpoint. While the Company believes that the estimates and assumptions used in such analyses are reasonable, actual events and results could differ substantially from those included in the valuation. In the event that business conditions change in the future, the Company may be required to reassess and update its forecasts and estimates used in subsequent impairment analyses. If the results of these future analyses are lower than current estimates, an additional impairment charge may result at that time. For additional information, refer to the information set forth in Note 6 – Goodwill and Other Intangible Assets of the consolidated financial statements, included in Item 15 of this report.

The Company's business development activities may not be successful.

The Company seeks to increase growth through business development activities such as acquisitions, joint ventures, licensing and/or other strategic partnerships in the United States and internationally. However, if the Company is not able to identify, acquire and successfully integrate acquired products or companies or successfully manage joint ventures or other strategic partnerships, the Company may not be able to maximize these opportunities. The failure to properly manage business development activities because of difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors could materially adversely affect the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Company's business development activities will be profitable at their inception or that they will achieve sales levels and profitability that justify the investments made.

Future acquisitions, joint ventures or strategic partnerships could also result in the incurrence of debt, potentially dilutive issuances of equity securities, contingent liabilities, amortization expenses related to certain intangible assets and/or increased operating expenses, all of which could adversely affect the Company's results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of the Company's business development activities diminish in the future, the Company may be required to record impairments to goodwill, intangible assets or other assets associated with such activities, which could also adversely affect the Company's business, financial condition and results of operations.

The Company's operating results and financial performance may not meet expectations which could adversely affect the Company's stock price.

The Company cannot be sure that its operating results and financial performance, which include sales growth, net income, earnings per common share, gross margin and cash flows, will meet expectations. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of its key goals or core strategic initiatives, then the Company's actual performance could vary materially from its internal expectations and those of the market. Failure to meet or exceed these expectations could cause the market price of the Company's stock to decline. The Company's operating results and financial performance may be negatively influenced by a number of factors, many of which are discussed in this Item 1A "Risk Factors".

In addition, sales volume growth, whether due to acquisitions or internal growth, can place burdens on management resources and financial controls that, in turn, can have a negative impact on operating results and financial condition of the Company. To some extent, the Company plans its expense levels in anticipation of future revenues. If actual revenues fall short of these expectations, operating results may be adversely affected by reduced operating margins due to actual expense levels that are higher than might otherwise have been appropriate.

Failure to maximize or to successfully assert the Company's intellectual property rights or infringement by the Company on the intellectual property rights of others could impact its competitiveness or otherwise adversely affect the Company's financial condition and results of operations.

The Company relies on trademark, trade secret, patent and copyright laws to protect its intellectual property rights. Although the Company has established a global enforcement program to protect its intellectual property rights, there can be no assurance that these intellectual property rights will be maximized or that they can be successfully asserted. There is a risk that the Company will not be able to obtain and perfect its own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. The Company cannot be certain that these rights, if obtained, will not be invalidated, circumvented or challenged in the future, and the Company could incur significant costs in connection with legal actions to defend its intellectual property rights. In addition, even if such rights are obtained in the United States, it may be that the laws of some of the other countries in which the Company's products are or may be sold do not protect intellectual property rights to the same extent as the laws of the United States, or they may be difficult to enforce. If other companies infringe the Company's intellectual property rights or take part in counterfeiting activities, they may dilute the value of the Company's brands in the marketplace, which could diminish the value that consumers associate with the Company's brands and harm its sales. The failure of the Company to protect or successfully assert its intellectual property rights or to protect its other proprietary information could make the Company less competitive and could have a material adverse effect on its business, financial condition and results of operations.

If the Company is found to have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others, such a finding could result in the need to cease the use of a trademark, trade secret, copyrighted work or patented invention in the Company's business and an obligation to pay a substantial amount for past infringement. It could also be necessary to pay a substantial amount in the future if the holders of such rights are willing to permit the Company to continue to use the intellectual property rights. Either having to cease use or pay such amounts could make the Company less competitive and could have a material adverse impact on its business, financial condition and results of operations.

Changes in marketing distributor relationships that are not managed successfully by the Company could result in a disruption in the affected markets.

The Company distributes its products throughout the world in one of two ways: the Direct Distribution model, in which products are sold directly by the Company to wholesalers and retailers in the U.S., Canada, Australia, China, the U.K. and a number of other countries throughout Europe; and the Marketing Distributor model, in which products are sold to marketing distributors who in turn sell to wholesalers and retailers. The Marketing Distributor model is generally used in certain countries where the Company does not have direct Company-owned operations. Instead, the Company partners with local companies who perform the sales, marketing and distribution functions. The Company invests time and resources in these relationships. Should the Company's relationship with a marketing distributor change or terminate, the Company's sales within such marketing distributor's territory could be adversely impacted until such time as a suitable replacement could be found and the Company's key marketing strategies implemented. There is a risk that changes in such marketing distributor relationships, including changes in key marketing distributor personnel, that are not managed successfully, could result in a disruption in the affected markets and that such disruption could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, in some countries, local laws may require substantial payments to terminate existing marketing distributor relationships, which could also have a material adverse effect on the Company's business, financial condition and results of operations.

Resolution of income tax matters may impact the Company's financial condition and results of operations.

Significant judgment is required in determining the Company's effective income tax rate and in evaluating tax positions, particularly those related to uncertain tax positions. The Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the accounting standard for uncertain tax positions. Changes in uncertain tax positions or other adjustments resulting from tax audits and settlements with taxing authorities, including related interest and penalties, impact the Company's effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. Favorable resolution of such matters could be recognized as a reduction to the Company's effective tax rate in the year of resolution. Unfavorable resolution of any tax matter could increase the Company's effective tax rate. Any resolution of a tax matter may require the adjustment of tax assets or tax liabilities or the use of cash in the year of resolution. For additional information, refer to the information set forth in Note 13 – Income Taxes of the consolidated financial statements, included in Item 15 of this report.

Product liability claims and other litigation and/or regulatory action could adversely affect the Company's sales and operating results.

While the Company makes every effort to ensure that the products it develops and markets are safe for consumers, the use of the Company's products may expose the Company to liability claims resulting from such use. Claims could be based on allegations that, among other things, the Company's products contain contaminants, provide inadequate instructions regarding their use or inadequate warnings concerning their use or interactions with other substances. Product liability claims could result in negative publicity that could harm the Company's sales and operating results. The Company maintains product liability insurance that it believes will be adequate to protect the Company from material loss attributable to such claims but the extent of such loss could exceed available limits of insurance or could arise out of circumstances under which such insurance coverage would be unavailable. Other business activities of the Company may also expose the Company to litigation risks, including risks that may not be covered by insurance such as contract disputes. If successful claims are asserted by third parties against the Company for uninsured liabilities or liabilities in excess of applicable limits of insurance coverage, the Company's business, financial condition and results of operations may be adversely affected. In addition, if one of the Company's products were determined to be defective, the Company could be required to recall the product, which could result in adverse publicity and significant expenses.

Additionally, the Company's products may be associated with competitor products or other products in the same category, which may be alleged to have caused harm to consumers. As a result of this association, the Company may be named in unwarranted legal actions. The potential costs to defend such claims may materially affect the Company's business, financial condition and results of operations.

The Company may experience difficulties with or malfunctions of the critical information systems that it uses for the daily operations of its business and this could adversely affect the Company's business, financial condition and results of operations.

The Company relies extensively on information technology systems, networks and services, some of which are managed, hosted and provided by third-party service providers, to conduct its business. System failure, malfunction or loss of data which is housed in the Company's critical information systems could disrupt its ability to timely and accurately process transactions and produce key financial reports, including information on the Company's operating results, financial position and cash flows. In addition, information technology security threats and more sophisticated computer crime pose a potential risk to the security of the Company's information technology systems and networks, as well as to the confidentiality, availability and integrity of the Company's data. The Company's information systems could be damaged or cease to function properly due to a number of reasons, including catastrophic events, power outages and security breaches. Although the Company has certain business continuity plans in place to address such service interruptions, there is no guarantee that these business continuity plans will provide alternative processes in a timely manner. As a result, the Company may experience interruptions in its ability to manage its daily operations and this could adversely affect the Company's business, financial condition and results of operations.

The information system that the U.S. office uses for its business operations is a market specific application which is not widely used by other companies. The company that owns and supports this application may not be able to provide the same level of support as that of companies which own larger, more widely spread information systems. If the company that supports this application in the U.S. were to cease its operations or were unable to provide continued support for this application, it could adversely affect the Company's daily operations or its business, financial condition and results of operations.

In addition, the Company's U.K. subsidiary is currently in the process of implementing a major upgrade to its critical information system. This information system is used by the U.K. subsidiary to process all of the daily transactions for the U.K. subsidiary and its branch offices located in Europe and to produce key financial reports for the European operations. If the U.K. subsidiary experiences difficulties in implementing or going live with this upgraded information system at its various locations, the Company may experience interruptions in its ability to manage its daily operations and report financial results and this could adversely affect the Company's business, financial condition and results of operations.

The Company may not have sufficient cash to service its indebtedness or to pay cash dividends.

The Company's current debt consists of a revolving credit facility and management has used the proceeds of this revolving credit facility primarily for stock repurchases. In order to service such debt, the Company is required to use its income from operations to make interest and principal payments required by the terms of the loan agreements. In addition, the Company's loan agreements typically include covenants to maintain certain financial ratios and to comply with other financial terms, conditions and covenants. Also, the Company has historically paid out a large part of its earnings to stockholders in the form of regular quarterly cash dividends. In December 2012, the Board of Directors declared a 7% increase in the regular quarterly cash dividend, increasing it from $0.29 per share to $0.31 per share.

The Company may incur substantial debt in the future for acquisitions or other business development activities. In addition, the Company may continue to use available cash balances to execute share repurchases under approved share buy-back plans. To the extent that the Company is required to seek additional financing to support certain of these activities, such financing may not be available in sufficient amounts or on terms acceptable to the Company. If the Company is unable to obtain such financing or to service its existing or future debt with its operating income, or if available cash balances are affected by future business performance, liquidity, capital needs, alternative investment opportunities or debt covenants, the Company could be required to reduce, suspend or eliminate its dividend payments to its stockholders.

Compliance with changing regulations and standards for accounting, corporate governance and public disclosure may result in additional expenses and this could negatively impact the Company's business, financial condition and results of operations.

Changing laws, regulations and standards relating to accounting and financial reporting, corporate governance and public disclosure, including new SEC regulations such as those required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, new NASDAQ Stock Market rules, new accounting requirements, including any that result from the joint convergence projects of the Financial Accounting Standards Board and the International Accounting Standards Board, and the potential future requirement to transition to international financial reporting standards, may create uncertainty and additional burdens and complexities for the Company. To maintain high standards of accounting and financial reporting, corporate governance and public disclosure, the Company intends to invest all reasonably necessary resources to comply with all such evolving standards and requirements. These investments may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities, either of which could negatively impact the Company's business, financial condition and results of operations.

The operations of the Company and its third-party contract manufacturers and suppliers of raw materials and components are subject to disruption by events beyond the Company's control.

Operations of the Company and the operations of its third-party contract manufacturers and suppliers of raw materials and components are subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, pandemics, fire, earthquakes, hurricanes, flooding or other natural disasters. If a major disruption were to occur, it could result in harm to people or the natural environment, temporary loss of access to critical data, delays in shipments of products to customers, supply chain disruptions, increased costs for finished goods, components and/or raw materials or suspension of operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has certain business continuity plans in place to respond to such events, there is no assurance that such plans are adequate or would be successfully implemented.

The Company's continued growth and expansion could adversely affect its internal control over financial reporting which could harm its business and financial condition.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting per the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting standards generally accepted in the United States. Internal control over financial reporting includes maintaining records in reasonable detail such that they accurately and fairly reflect the Company's transactions, providing reasonable assurance that receipts and expenditures are made in accordance with management's authorization, policies and procedures and providing reasonable assurance that the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements would be prevented or detected in a timely manner. The Company's continued growth and expansion, particularly in global markets, will place additional pressure and risk on the Company's system of internal control over financial reporting. Any failure by the Company to maintain an effective system of internal control over financial reporting associated with such growth and expansion could limit the Company's ability to report its financial results accurately and on a timely basis or to detect and prevent fraud.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Americas

The Company owns and occupies an office and plant facility, consisting of office, plant and storage space, which is located at 1061 Cudahy Place, San Diego, California 92110. The Company also leases additional office and storage space in San Diego. The Company leases a regional sales office in Miami, Florida, a research and development office in Summit, New Jersey and office space in Toronto, Ontario, Canada.

EMEA

The Company owns and occupies an office and plant facility, consisting of office, plant and storage space, located in Milton Keynes, United Kingdom. In addition, the Company leases space for its branch offices in Germany, France, Italy, Spain, Portugal and the Netherlands.

Asia-Pacific

The Company leases office space in Epping, New South Wales, Australia, Shanghai, China and Kuala Lumpur, Malaysia.

Item 3. Legal Proceedings

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business.

On May 31, 2012, a legal action was filed against the Company in the United States District Court, Southern District of Texas, Houston Division (IQ Products Company v. WD-40 Company). IQ Products Company, a Texas corporation ("IQPC"), or an affiliate or a predecessor of IQPC, has provided contract manufacturing services to the Company for many years. The allegations of IQPC's complaint arose out of a pending termination of this business relationship. In 2011, the Company requested proposals for manufacturing services from all of its domestic contract manufacturers in conjunction with a project to redesign the Company's supply chain architecture in North America. IQPC submitted a proposal as requested, and the Company tentatively awarded IQPC a new contract based on the information and pricing included in that proposal. IQPC subsequently sought to materially increase the quoted price for such manufacturing services. As a result, the Company chose to terminate its business relationship with IQPC. IQPC also raised alleged safety concerns regarding a long-standing manufacturing specification related to the Company's products. The Company believes that IQPC's safety concerns are unfounded.

In its complaint, IQPC asserts that the Company is obligated to indemnify IQPC for claims and losses based on a 1993 indemnity agreement and pursuant to common law. IQPC also asserts that it has been harmed by the Company's allegedly retaliatory conduct in seeking to terminate its relationship with IQPC, allegedly in response to the safety concerns identified by IQPC. IQPC seeks declaratory relief to establish that it is entitled to indemnification and also to establish that the Company is responsible for reporting the alleged safety concerns to the United States Consumer Products Safety Commission and to the United States Department of Transportation. The complaint also seeks damages for alleged economic losses in excess of $40.0 million, attorney's fees and punitive damages based on alleged misrepresentations and false promises. The Company believes the case is without merit and will vigorously defend this matter. At this stage in the litigation, the Company does not believe that a loss is probable and management is unable to reasonably estimate a possible loss or range of possible loss.

Item 4. Mine Safety Disclosures

Not applicable.

Executive Officers of the Registrant

The following table sets forth the names, ages, year elected to current position and current titles of the executive officers of the Company as of August 31, 2013:

Name, Age and Year Elected to Current Position			Title
Garry O. Ridge	57	1997	President and Chief Executive Officer
Jay W. Rembolt	62	2008	Vice President, Finance and Chief Financial Officer
Michael J. Irwin	50	2008	Executive Vice President, Global Business Development Group
Graham P. Milner	59	2002	Executive Vice President, Global Business Development Group
Michael L. Freeman	60	2002	Division President, The Americas
Geoffrey J. Holdsworth	51	1997	Managing Director, Asia-Pacific
William B. Noble	55	1996	Managing Director, WD-40 Company Ltd. (U.K.)

Mr. Ridge joined the Company's Australian subsidiary, WD-40 Company (Australia) Pty. Limited, in 1987 as Managing Director. He held several senior management positions prior to his election as Chief Executive Officer in 1997.

Mr. Rembolt joined the Company in 1997 as Manager of Financial Services. He was promoted to Controller in 1999 and to Vice President, Finance/Controller in 2001. He was then named Vice President, Finance and Chief Financial Officer in 2008.

Mr. Irwin joined the Company in 1995 as Director of U.S. Marketing, and he was subsequently promoted to Director of Marketing, The Americas. He was named Vice President, Marketing, The Americas in 1998, Senior Vice President, Chief Financial Officer and Treasurer in 2001, Executive Vice President in 2002, and Executive Vice President, Strategic Development in 2008. In 2013, he was appointed to his current position of Executive Vice

President, Global Business Development Group and has been supporting the activities associated with the WD-40 Bike business unit since its formation.

Mr. Milner joined the Company in 1992 as International Director. He was named Vice President, Sales and Marketing, The Americas, in 1997, Senior Vice President, The Americas, in 1998, and Executive Vice President, Global Innovation and Chief Branding Officer in 2002. He was then appointed to his current position of Executive Vice President, Global Business Development Group in 2013 and has been supporting the activities associated with the WD-40 Bike business unit since its formation.

Mr. Freeman joined the Company in 1990 as Director of Marketing and was promoted to Director of Operations in 1994. He became Vice President, Administration and Chief Information Officer in 1996, and was named Senior Vice President, Operations in 2001 and Division President, The Americas, in 2002.

Mr. Holdsworth joined the Company's Australia subsidiary, WD-40 Company (Australia) Pty. Limited, in 1996 as General Manager and was promoted to his current position of Managing Director, Asia-Pacific in 1997.

Mr. Noble joined the Company's Australia subsidiary, WD-40 Company (Australia) Pty. Limited, in 1993 as International Marketing Manager for the Asia Region. He was then promoted to his current position of Managing Director, WD-40 Company Ltd. (U.K.) in 1996.

All executive officers hold office at the discretion of the Board of Directors.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock is traded on the NASDAQ Global Select Market. The following table sets forth the high and low sales prices per share of the Company's common stock for each of the quarterly periods indicated as reported by the NASDAQ Global Select Market.

	Fiscal Year 2013			Fiscal Year 2012		
	High	Low	Dividend	High	Low	Dividend
First Quarter	$ 54.42	$ 45.12	$ 0.29	$ 47.29	$ 35.37	$ 0.27
Second Quarter	$ 55.18	$ 45.59	$ 0.31	$ 45.05	$ 39.25	$ 0.29
Third Quarter	$ 57.50	$ 51.31	$ 0.31	$ 47.50	$ 41.47	$ 0.29
Fourth Quarter	$ 64.23	$ 53.35	$ 0.31	$ 51.81	$ 45.88	$ 0.29

On October 17, 2013, the last reported sales price of the Company's common stock on the NASDAQ Global Select Market was $66.50 per share, and there were 15,261,492 shares of common stock outstanding held by approximately 867 holders of record.

Dividends

The Company has historically paid regular quarterly cash dividends on its common stock. In December 2012, the Board of Directors declared a 7% increase in the regular quarterly cash dividend, increasing it from $0.29 per share to $0.31 per share. On October 4, 2013, the Company's Board of Directors declared a cash dividend of $0.31 per share payable on October 31, 2013 to shareholders of record on October 21, 2013.

The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the Company's common stock. The Company's ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and debt covenants.

Purchases of Equity Securities By the Issuer and Affiliated Purchasers

On December 13, 2011, the Company's Board of Directors approved a share buy-back plan. Under the plan, which was in effect through December 12, 2013, the Company was authorized to acquire up to $50.0 million of its outstanding shares on such terms and conditions as may be acceptable to the Company's Chief Executive Officer or Chief Financial Officer and in compliance with all laws and regulations applicable thereto. During the period from December 14, 2011 through July 31, 2013, the Company repurchased 1,013,400 shares at a total cost of $50.0 million. As a result, the Company has utilized the entire authorized amount and completed the repurchases under this share buy-back plan.

On June 18, 2013, the Company's Board of Directors approved a new share buy-back plan. Under the plan, which is in effect from August 1, 2013 through August 31, 2015, the Company is authorized to acquire up to $60.0 million of its outstanding shares on such terms and conditions as may be acceptable to the Company's Chief Executive Officer or Chief Financial Officer and subject to present loan covenants and in compliance with all laws and regulations applicable thereto. During the period from August 1, 2013 through August 31, 2013, the Company repurchased 45,633 shares at a total cost of $2.7 million.

The following table provides information with respect to all purchases made by the Company during the three months ended August 31, 2013. All purchases listed below were made in the open market at prevailing market prices. Purchase transactions between June 3, 2013 and June 28, 2013 and between August 16, 2013 and August 26, 2013 were executed pursuant to trading plans adopted by the Company pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
June 1 - June 30	90,293	$ 55.35	90,293	$ 1,467,365
July 1 - July 31	25,167	$ 58.28	25,167	$ -
August 1 - August 31	45,633	$ 58.62	45,633	$ 57,324,196
Total	161,093	$ 56.74	161,093	

Item 6. Selected Financial Data

The following data has been derived from the Company's audited consolidated financial statements. The data should be read in conjunction with such consolidated financial statements and other financial information included elsewhere in this report (in thousands, except per share amounts):

	As of and for the Fiscal Year Ended August 31,				
	2013	2012	2011	2010	2009
Net sales	$ 368,548	$ 342,784	$ 336,409	$ 321,516	$ 292,002
Cost of products sold	179,385	174,302	168,297	156,210	147,469
Gross profit	189,163	168,482	168,112	165,306	144,533
Operating expenses	132,526	116,753	113,980	110,108	104,688
Income from operations	56,637	51,729	54,132	55,198	39,845
Interest and other income (expense), net	230	(816)	(601)	(1,641)	(1,521)
Income before income taxes	56,867	50,913	53,531	53,557	38,324
Provision for income taxes	17,054	15,428	17,098	17,462	12,037
Net income	$ 39,813	$ 35,485	$ 36,433	$ 36,095	$ 26,287
Earnings per common share:					
Basic	$ 2.55	$ 2.22	$ 2.16	$ 2.17	$ 1.59
Diluted	$ 2.54	$ 2.20	$ 2.14	$ 2.15	$ 1.58
Dividends per share	$ 1.22	$ 1.14	$ 1.08	$ 1.00	$ 1.00
Weighted-average shares outstanding - diluted	15,619	16,046	16,982	16,725	16,656
Total assets	$ 323,064	$ 300,870	$ 279,777	$ 289,108	$ 262,617
Long-term obligations [1]	$ 25,912	$ 25,963	$ 24,321	$ 32,764	$ 41,456

[1] Long-term obligations include long-term debt, long-term deferred tax liabilities, net and deferred and other long-term liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader of the Company's financial statements with a narrative from the perspective of management on the Company's financial condition, results of operations, liquidity and certain other factors that may affect future results. This MD&A includes the following sections: Overview, Highlights, Results of Operations, Performance Measures and Non-GAAP Reconciliations, Liquidity and Capital Resources, Critical Accounting Policies, Recently Issued Accounting Standards and Related Parties. The MD&A is provided as a supplement to, and should be read in conjunction with, the Company's audited consolidated financial statements and the related notes included in Item 15 of this report.

In order to show the impact of changes in foreign currency exchange rates on our results of operations, we have included constant currency disclosures, where necessary, in the Overview and Results of Operations sections which follow. Constant currency disclosures represent the translation of our current fiscal year revenues and expenses from the functional currencies of our subsidiaries to U.S. dollars using the exchange rates in effect for the corresponding period of the prior fiscal year. We use results on a constant currency basis as one of the measures to understand our operating results and evaluate our performance in comparison to prior periods. Results on a constant currency basis are not in accordance with accounting principles generally accepted in the United States of America ("non-GAAP") and should be considered in addition to, not as a substitute for, results prepared in accordance with GAAP.

Overview

The Company

WD-40 Company, based in San Diego, California, is a global consumer products company dedicated to delivering unique, high value and easy-to-use solutions for a wide variety of maintenance needs of "doer" and "on-the-job" users by leveraging and building upon the Company's fortress of brands. Our vision is to create positive lasting memories by solving problems in the homes and factories around the world. We market multi-purpose maintenance products -- under the WD-40®, 3-IN-ONE®, and BLUE WORKS® brand names. Currently included in the WD-40 brand are the WD-40 multi-use product and the WD-40 Specialist® and WD-40 Bike™ product lines. In the fourth quarter of fiscal year 2012, we developed the WD-40 Bike product line, which is focused on a comprehensive line of bicycle maintenance products that include wet and dry chain lubricants, heavy-duty degreasers, foaming bike wash and frame protectants that are designed specifically for the avid cyclist, bike enthusiasts and mechanics. We launched the WD-40 Bike product line in the U.S. during fiscal year 2013. We also market the following homecare and cleaning brands: X-14® mildew stain remover and automatic toilet bowl cleaners, 2000 Flushes® automatic toilet bowl cleaners, Carpet Fresh® and No Vac® rug and room deodorizers, Spot Shot® aerosol and liquid carpet stain removers, 1001® household cleaners and rug and room deodorizers and Lava® and Solvol® heavy-duty hand cleaners.

Our brands are sold in various locations around the world. Multi-purpose maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the U.K. and Australia. We sell our products primarily through mass retail and home center stores, warehouse club stores, grocery stores, hardware stores, automotive parts outlets, sport retailers, independent bike dealers and industrial distributors and suppliers.

Highlights

The following summarizes the financial and operational highlights for our business during the fiscal year ended August 31, 2013:

- *Consolidated net sales increased $25.7 million, or 8%, for fiscal year 2013 compared to the prior fiscal year. Changes in foreign currency exchange rates had an unfavorable impact of $2.0 million on consolidated net sales for fiscal year 2013. Thus, on a constant currency basis, net sales would have increased by $27.7 million for fiscal year 2013 compared to the prior fiscal year.*

  - *Multi-purpose maintenance products sales, which include the WD-40, 3-IN-ONE and BLUE WORKS brands, were $320.9 million, up 12% from the prior fiscal year.*

- *Homecare and cleaning products sales, which include all other brands, were $47.6 million, down 15% from the prior fiscal year.*

- *Americas segment sales were $180.5 million, up 2% compared to the prior fiscal year. EMEA segment sales were $136.0 million, up 16% compared to the prior fiscal year. Asia-Pacific segment sales were $52.0 million, up 7% compared to the prior fiscal year.*

- *Gross profit as a percentage of net sales increased to 51.3% for fiscal year 2013 compared to 49.2% for the prior fiscal year.*

- *Consolidated net income increased $4.3 million, or 12%, for fiscal year 2013 compared to the prior fiscal year. Changes in foreign currency exchange rates had an unfavorable impact of $0.2 million on consolidated net income for fiscal year 2013. Thus, on a constant currency basis, net income would have increased by $4.5 million for fiscal year 2013 compared to the prior fiscal year.*

- *Diluted earnings per common share for fiscal year 2013 were $2.54 versus $2.20 in the prior fiscal year period.*

- *Progress continues to be made on the development and launch of new multi-purpose maintenance products. The Company launched the WD-40 Specialist product line in the U.S. during the first quarter of fiscal year 2012 and continued to launch the product line in Canada and select countries in Latin America, Asia and Europe throughout fiscal years 2012 and 2013.*

- *Share repurchases have been executed under both our $50.0 million and $60.0 million approved share buy-back plans. The $50.0 million plan has been fully utilized and all remaining authorized purchases under the plan were completed in the fourth quarter of fiscal year 2013. To date through August 31, 2013, the Company had repurchased 45,633 shares at an average price of $58.62 per share for a total cost of $2.7 million under the new $60.0 million plan which was approved by the Company's Board of Directors in June 2013.*

- *The project which we started in early fiscal year 2012 to redesign our supply chain architecture in North America was completed at the end of fiscal year 2013. Although we incurred additional costs during the transition phases of this project and our overall inventory has increased from historical levels as a result of this new architecture, we have realized manufacturing cost savings in recent periods and have improved service to our customers.*

Our core strategic initiatives and the areas where we will continue to focus our time, talent and resources in future periods include: (i) maximizing the WD-40 brand through geographic expansion and market penetration; (ii) leveraging the WD-40 brand to develop new products and categories within the Company's prioritized platforms; (iii) expanding product and revenue base; (iv) attracting, developing and retaining people; and (v) operating with excellence.

Results of Operations

Fiscal Year Ended August 31, 2013 Compared to Fiscal Year Ended August 31, 2012

Operating Items

The following table summarizes operating data for our consolidated operations (in thousands, except percentages and per share amounts):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2013	2012	Dollars	Percent
Net sales:				
Multi-purpose maintenance products	$ 320,883	$ 286,480	$ 34,403	12%
Homecare and cleaning products	47,665	56,304	(8,639)	(15)%
Total net sales	368,548	342,784	25,764	8%
Cost of products sold	179,385	174,302	5,083	3%
Gross profit	189,163	168,482	20,681	12%
Operating expenses	132,526	116,753	15,773	14%
Income from operations	$ 56,637	$ 51,729	$ 4,908	9%
Net income	$ 39,813	$ 35,485	$ 4,328	12%
Earnings per common share - diluted	$ 2.54	$ 2.20	$ 0.34	15%

Net Sales by Segment

The following table summarizes net sales by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2013	2012	Dollars	Percent
Americas	$ 180,544	$ 177,394	$ 3,150	2%
EMEA	135,984	116,936	19,048	16%
Asia-Pacific	52,020	48,454	3,566	7%
Total	$ 368,548	$ 342,784	$ 25,764	8%

<u>Americas</u>

The following table summarizes net sales by product line for the Americas segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2013	2012	Dollars	Percent
Multi-purpose maintenance products	$ 147,312	$ 136,105	$ 11,207	8%
Homecare and cleaning products	33,232	41,289	(8,057)	(20)%
Total	$ 180,544	$ 177,394	$ 3,150	2%
% of consolidated net sales	**49%**	**52%**		

Sales in the Americas segment, which includes the U.S., Canada and Latin America, increased to $180.5 million, up $3.1 million, or 2%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year. Changes in foreign currency exchange rates did not have a material impact on sales for the fiscal year ended August 31, 2013 compared to the prior fiscal year.

Sales of multi-purpose maintenance products in the Americas segment increased $11.2 million, or 8%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year. This sales increase was driven by higher sales of WD-40 multi-purpose maintenance products in the U.S. and Latin America, each of which were up 9% year over year. The sales increase in the U.S. was in part due to a higher overall level of promotional activities for the WD-40 multi-use products that were conducted throughout fiscal year 2013 as compared to the prior fiscal year. The increase in Latin America was primarily due to improved business conditions and a more stable economic environment throughout most of the Latin America countries in fiscal year 2013 as compared to fiscal year 2012. Also contributing to the overall sales increase of the multi-purpose maintenance products in the Americas segment was the sales increase of the WD-40 Specialist product line from period to period due to new distribution and product offerings in the U.S. and the launch of this product line in Canada and Latin America during fiscal year 2013. As a result of fluctuations in the promotional patterns with certain of our key customers, particularly those in the mass retail, home center and warehouse club channels in the U.S., it is common for our sales to vary period over period and year over year.

Sales of homecare and cleaning products in the Americas segment decreased $8.1 million, or 20%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year. This sales decrease was driven primarily by lower sales of the Carpet Fresh and Spot Shot products and the 2000 Flushes automatic toilet bowl cleaners, which were down 41%, 28% and 13%, respectively, in the U.S. for fiscal year 2013 compared to the prior fiscal year. While each of our homecare and cleaning products continue to generate positive cash flows, we have continued to experience decreased sales for these products primarily due to lost distribution, reduced product offerings, competition, category declines and the volatility of orders from and promotional programs with certain of our customers, particularly those in the warehouse club and mass retail channels. In the second half of fiscal year 2013, management started to evaluate the strategic alternatives for certain of the Company's homecare and cleaning products. To date, no decisions have been made relative to the future strategic plans for these brands.

For the Americas segment, 81% of sales came from the U.S. and 19% of sales came from Canada and Latin America combined for each of the fiscal years ended August 31, 2013 and 2012.

EMEA

The following table summarizes net sales by product line for the EMEA segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2013	2012	Dollars	Percent
Multi-purpose maintenance products	$ 128,740	$ 109,115	$ 19,625	18%
Homecare and cleaning products	7,244	7,821	(577)	(7)%
Total	$ 135,984	$ 116,936	$ 19,048	16%
% of consolidated net sales	**37%**	**34%**		

Sales in the EMEA segment, which includes Europe, the Middle East and Africa, increased to $136.0 million, up $19.1 million, or 16%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year. Changes in foreign currency exchange rates for the fiscal year ended August 31, 2013 compared to the prior fiscal year had an unfavorable impact on sales. Sales for the fiscal year ended August 31, 2013 translated at the exchange rates in effect for the prior fiscal year would have been $137.7 million in the EMEA segment. Thus, on a constant currency basis, sales would have increased by $20.8 million, or 18%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year.

The countries in Europe where we sell through a direct sales force include the U.K., Italy, France, Iberia (which includes Spain and Portugal) and the Germanics sales region (which includes Germany, Austria, Denmark, Switzerland and the Netherlands). Overall, sales from direct markets increased $13.1 million, or 18%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year. We experienced sales increases throughout the Europe direct markets for the fiscal year ended August 31, 2013 compared to the prior fiscal year, with percentage increases in sales as follows: the Germanics sales region, 26%; Italy, 22%; France, 15%; the U.K., 12% and Iberia, 10%.

The sales increase in the direct markets was primarily due to new distribution, continued growth of the base business and the positive impacts of sales price increases which were implemented in certain locations and markets throughout Europe during the second and third quarters of fiscal year 2013. Although sales in the direct markets increased significantly year over year, sales in these markets were negatively impacted throughout fiscal year 2012 primarily due to the particularly adverse economic conditions which existed in Europe during this time period. During our fiscal year 2013, the Europe economy started to stabilize and this has positively impacted our sales levels, but it is still uncertain whether this stability will continue into future periods. Sales from direct markets accounted for 64% of the EMEA segment's sales for the fiscal year ended August 31, 2013 compared to 63% of the EMEA segment's sales for the prior fiscal year.

The regions in the EMEA segment where we sell through local distributors include the Middle East, Africa, Eastern and Northern Europe. Sales in the distributor markets increased $6.0 million, or 14%, for the fiscal year ended August 31, 2013 compared to fiscal year 2012 primarily due to increased sales of WD-40 multi-use products and initial sales of the WD-40 Specialist product line throughout the distributor markets. The sales increase from period to period was primarily due to the continued growth of the base business in key markets, particularly those in the Middle East and Eastern Europe. In general, the markets in which we sell through local distributors have remained more stable in recent years from an economic standpoint than other countries in Europe. The distributor markets accounted for 36% of the total EMEA segment sales for the fiscal year ended August 31, 2013, compared to 37% for the prior fiscal year.

Asia-Pacific

The following table summarizes net sales by product line for the Asia-Pacific segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2013	2012	Dollars	Percent
Multi-purpose maintenance products	$ 44,831	$ 41,260	$ 3,571	9%
Homecare and cleaning products	7,189	7,194	(5)	-
Total	$ 52,020	$ 48,454	$ 3,566	7%
% of consolidated net sales	**14%**	**14%**		

Sales in the Asia-Pacific segment, which includes Australia, China and other countries in the Asia region, increased to $52.0 million, up $3.5 million, or 7%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year. Changes in foreign currency exchange rates did not have a material impact on sales for the fiscal year ended August 31, 2013 compared to the prior fiscal year.

Sales in Asia, which represented 66% of the total sales in the Asia-Pacific segment, increased $3.6 million, or 12%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year primarily due to the stable economic conditions which existed throughout most of the Asia region during fiscal year 2013 and increased promotional activities from year to year. The distributor markets in the Asia region experienced a sales increase of $2.7 million, or 13%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year, primarily due to the success of certain promotional programs, which were conducted in fiscal year 2013 throughout most of the Asia countries and the continued growth of the WD-40 multi-use products throughout the distributor markets, including those in Malaysia, South Korea and Taiwan. Sales in China increased $0.9 million, or 9%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year primarily due to a higher level of sales which resulted from a significant promotional program that was conducted in the fourth quarter of fiscal year 2013. Although the overall sales in China increased year over year, China has generally experienced a lower rate of growth for sales over the last several quarters due to adverse economic conditions and the lower level of industrial activities that have existed throughout China in recent periods.

Sales in Australia slightly decreased by $0.1 million, or 1%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year primarily due to the unfavorable impacts of changes in foreign currency exchange rates from period to period. On a constant currency basis, sales would have increased $0.3 million, or 2%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year.

Gross Profit

Gross profit increased to $189.2 million for the fiscal year ended August 31, 2013 compared to $168.5 million for the prior fiscal year. As a percentage of net sales, gross profit increased to 51.3% for the fiscal year ended August 31, 2013 compared to 49.2% for the prior fiscal year.

Gross margin was positively impacted by 1.1 percentage points from period to period due to sales price increases, which were implemented in certain locations and markets throughout most of fiscal year 2013 and 2012. There was also a decrease in discounts that were given to our customers, which positively impacted gross margin by 0.4 percentage points year over year. This decrease in such discounts was due to a lower percentage of sales, particularly those for our homecare and cleaning products in the Americas segment, being subject to promotional allowances during the year ended August 31, 2013 compared to the prior fiscal year. Advertising, promotional and other discounts that are given to our customers are recorded as a reduction to sales, whereas advertising and sales promotional costs associated with promotional activites that we pay to third parties are recorded as advertising and sales promotional expenses. In addition, gross margin was positively impacted by 0.3 percentage points from period to period due to our North American supply chain restructure project. As a result of this restructure project, we were able to realize lower manufacturing fees from our third-party contract manufacturers in fiscal year 2013 compared to the prior fiscal year. These decreased costs were partially offset by higher warehousing costs, handling fees and in-bound freight costs, all of which are associated with the storage and movement of our product between our third-party contract manufacturers and distribution centers, which we incurred during much of fiscal year 2013 compared to the prior fiscal year. Gross margin was positively impacted by 0.2 percentage points due to the combined effects of changes in the costs of petroleum-based materials and aerosol cans from period to period, the majority of which came from a decrease in costs associated with petroleum-based materials. There is often a delay of one quarter or more before changes in raw material costs impact cost of products sold due to production and inventory life cycles. We expect that petroleum-based material costs will continue to be volatile and that volatility will impact our cost of products sold in future periods. Lower manufacturing costs in our Asia-Pacific segment also positively impacted gross margin by 0.2 percentage points from period to period.

We incurred higher costs associated with raw materials related to our homecare and cleaning products, as well as increased manufacturing costs in our EMEA segment, which when combined negatively impacted gross margin by 0.1 percentage points from period to period.

Note that our gross profit and gross margin may not be comparable to those of other consumer product companies, since some of these companies include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for shipment to our customers from our distribution centers and contract manufacturers and include these costs in selling, general and administrative expenses. These costs totaled $15.7 million and $15.4 million for the fiscal years ended August 31, 2013 and 2012, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses for the fiscal year ended August 31, 2013 increased $15.5 million, or 17%, to $104.4 million from $88.9 million for the prior fiscal year. As a percentage of net sales, SG&A expenses increased to 28.3% for the fiscal year ended August 31, 2013 from 26.0% for the prior fiscal year. The increase in SG&A expenses was largely attributable to higher employee-related costs, a higher level of expenses associated with travel and meetings and increased freight costs. Employee-related costs, which include salaries, bonuses, profit sharing, stock-based compensation and other fringe benefits, increased $14.8 million for the fiscal year ended August 31, 2013 compared to the prior fiscal year, the majority of which was due to higher bonus expense. Based on our results for fiscal year 2013, we achieved a high level of the profit performance metrics at both the segment level and globally required to trigger payout of bonuses, and as a result, bonus expense and the related fringe benefit expense were significantly higher in fiscal year 2013 as compared to the prior fiscal year. Also contributing to the increase in employee-related costs was higher annual compensation increases and increased headcount from period to period. Travel and meeting expenses increased $0.9 million due to a higher level of travel expenses associated with various sales meetings and activities in support of our strategic initiatives. Freight costs increased $0.4 million primarily due to higher sales volumes, particularly in the EMEA segment, for the fiscal year ended August 31, 2013 compared to the prior fiscal year. Other miscellaneous expenses, which primarily include broker sales commissions, office overhead and bad debt expenses, increased by $0.3 million period over period.

The increases in SG&A expenses described above were slightly offset by a decrease in expenses associated with new product exploration from period to period. The decrease in new product exploration expenses within research and development of $0.3 million was primarily due to the increased level of spending in this area during fiscal year 2012 related to the development of new product lines within the WD-40 brand, which were launched in fiscal year 2013. Professional service costs decreased by $0.2 million and changes in foreign currency exchange rates decreased SG&A expenses by $0.4 million for the fiscal year ended August 31, 2013 compared to the prior fiscal year.

We continued our research and development investment, the majority of which is associated with our multi-purpose maintenance products, in support of our focus on innovation and renovation of our products. Research and development costs for the fiscal years ended August 31, 2013 and 2012 were $7.2 million and $5.1 million, respectively. Our research and development team engages in consumer research, product development, current product improvement and testing activities. This team leverages its development capabilities by partnering with a network of outside resources including our current and prospective outsource suppliers. The level and types of expenses incurred within research and development can vary or offset each other from period to period depending upon the types of activities being performed.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses for the fiscal year ended August 31, 2013 decreased $0.9 million, or 3%, to $24.8 million from $25.7 million for the prior fiscal year. As a percentage of net sales, these expenses decreased to 6.7% for the fiscal year ended August 31, 2013 from 7.5% for the prior fiscal year. The decrease in advertising and sales promotion expenses was primarily due to lower costs associated with promotional programs conducted in the Americas segment, particularly those for our homecare and cleaning products, from period to period. This decrease was partially offset by a higher level of promotional activities in the EMEA and Asia-Pacific segments from period to period. Changes in foreign currency exchange rates did not have a material impact on advertising and sales promotion expenses for the fiscal year ended August 31, 2013 compared to the prior fiscal year. Investment in global advertising and sales promotion expenses for fiscal year 2014 is expected to be in the range of 6.5% to 7.5% of net sales.

As a percentage of net sales, advertising and sales promotion expenses may fluctuate period to period based upon the type of marketing activities we employ and the period in which the costs are incurred. Total promotional costs recorded as a reduction to sales were $17.7 million and $20.1 million for the fiscal years ended August 31, 2013 and 2012, respectively. Therefore, our total investment in advertising and sales promotion activities totaled $42.5 million and $45.8 million for the fiscal years ended August 31, 2013 and 2012, respectively.

Amortization of Definite-lived Intangible Assets Expense

Amortization of our definite-lived intangible assets remained relatively constant at $2.3 million and $2.1 million for the fiscal years ended August 31, 2013 and 2012, respectively.

Impairment of Definite-lived Intangible Assets Expense

During the fourth quarter of fiscal year 2013, we determined that indicators of impairment existed related to the 2000 Flushes trade name primarily due to management's most current expectations for future growth and profitability for the 2000 Flushes trade name. As a result, we performed a second phase of the impairment test specific to the 2000 Flushes trade name and concluded that it was impaired by $1.1 million. Consequently, we recorded a non-cash, before tax impairment charge of $1.1 million in the fourth quarter of fiscal year 2013 to reduce the carrying value of the 2000 Flushes asset to its fair value. For additional information, refer to the information set forth in Note 6 – Goodwill and Other Intangible Assets. No such impairments to our long-lived assets were identified during fiscal year 2012.

Income from Operations by Segment

The Company has updated the financial information previously reported for the business segments to separate out the unallocated corporate expenses. These amounts were included within the Americas segment in the Company's previously reported business segment information. The following table summarizes income from operations by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2013	2012	Dollars	Percent
Americas	$ 39,383	$ 39,455	$ (72)	-
EMEA	31,213	23,524	7,689	33%
Asia-Pacific	9,308	8,458	850	10%
Unallocated corporate [(1)]	(23,267)	(19,708)	(3,559)	18%
	$ 56,637	$ 51,729	$ 4,908	9%

(1) Unallocated corporate expenses are general corporate overhead expenses not directly attributable to any one of the operating segments. These expenses are reported separate from the Company's identified segments and are included in Selling, General and Administrative expenses on the Company's consolidated statements of operations.

Americas

Income from operations for the Americas segment remained relatively constant year over year. As a percentage of net sales, gross profit for the Americas segment increased from 48.8% in fiscal year 2012 to 51.2% in fiscal year 2013. This increase in the gross margin from period to period was primarily due to the positive impact of sales price increases, a lower level of discounts offered to our customers and the net lower costs associated with the restructure of our North American supply chain, all of which were partially offset by the negative impacts of sales mix changes and higher costs associated with raw materials related to our homecare and cleaning products. The higher level of sales in the Americas segment from period to period was accompanied by a $6.0 million increase in total operating expenses, the majority of which relates to increased bonus expense from period to period. Operating income as a percentage of net sales decreased from 22.3% to 21.8% year over year.

EMEA

Income from operations for the EMEA segment increased to $31.2 million, up $7.7 million, or 33%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year, primarily due to an increase in sales of $19.1 million and higher gross margin. As a percentage of net sales, gross profit for the EMEA segment increased from 51.3% to 53.3% year over year primarily due to the favorable impacts of sales price increases, sales mix changes within our distributor markets and decreased costs of petroleum-based materials in the EMEA segment, all of which were slightly offset by the unfavorable impact of higher costs associated with raw materials related to our homecare and cleaning products. The higher level of sales for the EMEA segment from period to period was accompanied by an increase in total operating expenses of $4.8 million, the majority of which was attributable to higher bonus expense from period to period. Operating income as a percentage of net sales increased from 20.1% to 23.0% year over year.

Asia-Pacific

Income from operations for the Asia-Pacific segment increased to $9.3 million, up $0.8 million, or 10%, for the fiscal year ended August 31, 2013 compared to the prior fiscal year, primarily due to an increase in sales of $3.5 million and higher gross margin. As a percentage of net sales, gross profit for the Asia-Pacific segment increased from 45.3% to 46.7% year over year primarily due to the combined effects of sales price increases, lower manufacturing costs and decreased costs of aerosol cans in the Asia-Pacific segment, which were partially offset by a higher level of discounts offered to certain customers and unfavorable sales mix changes. Operating income as a percentage of net sales remained relatively constant at 17.9% and 17.5% for the years ended August 31, 2013 and 2012, respectively.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	Change
Interest income	$ 506	$ 261	$ 245
Interest expense	$ 693	$ 729	$ (36)
Other income (expense), net	$ 417	$ (348)	$ 765
Provision for income taxes	$ 17,054	$ 15,428	$ 1,626

Interest Income

Interest income increased $0.2 million for the fiscal year ended August 31, 2013 compared to the prior fiscal year primarily due to increased cash balances at our U.K. subsidiary which are being held in higher yielding accounts and short-term investments.

Interest Expense

Interest expense remained relatively constant for the fiscal year ended August 31, 2013 compared to the prior fiscal year.

Other Income (Expense), Net

Other income (expense), net changed by $0.8 million for the fiscal year ended August 31, 2013 compared to the prior fiscal year primarily due to net foreign currency exchange gains which were recorded for the fiscal year ended August 31, 2013 compared to net foreign currency exchange losses which were recorded in the prior fiscal year.

Provision for Income Taxes

The provision for income taxes was 30.0% of income before income taxes for the fiscal year ended August 31, 2013 compared to 30.3% for the prior fiscal year. This slight decrease in the effective income tax rate was primarily driven by increasing foreign earnings generated in lower tax jurisdictions, which were offset by an increase in state taxes.

Net Income

Net income was $39.8 million, or $2.54 per common share on a fully diluted basis, for fiscal year 2013 compared to $35.5 million, or $2.20 per common share on a fully diluted basis, for the prior fiscal year. Changes in foreign currency exchange rates year over year had an unfavorable impact of $0.2 million on net income for fiscal year 2013. Thus, on a constant currency basis, net income for fiscal year 2013 would have been $40.0 million.

Fiscal Year Ended August 31, 2012 Compared to Fiscal Year Ended August 31, 2011

Operating Items

The following table summarizes operating data for our consolidated operations (in thousands, except percentages and per share amounts):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2012	2011	Dollars	Percent
Net sales:				
Multi-purpose maintenance products	$ 286,480	$ 278,763	$ 7,717	3%
Homecare and cleaning products	56,304	57,646	(1,342)	(2)%
Total net sales	342,784	336,409	6,375	2%
Cost of products sold	174,302	168,297	6,005	4%
Gross profit	168,482	168,112	370	-
Operating expenses	116,753	113,980	2,773	2%
Income from operations	$ 51,729	$ 54,132	$ (2,403)	(4)%
Net income	$ 35,485	$ 36,433	$ (948)	(3)%
Earnings per common share - diluted	$ 2.20	$ 2.14	$ 0.06	3%

Net Sales by Segment

The following table summarizes net sales by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2012	2011	Dollars	Percent
Americas	$ 177,394	$ 169,881	$ 7,513	4%
EMEA	116,936	125,400	(8,464)	(7)%
Asia-Pacific	48,454	41,128	7,326	18%
Total	$ 342,784	$ 336,409	$ 6,375	2%

Americas

The following table summarizes net sales by product line for the Americas segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2012	2011	Dollars	Percent
Multi-purpose maintenance products	$ 136,105	$ 127,507	$ 8,598	7%
Homecare and cleaning products	41,289	42,374	(1,085)	(3)%
Total	$ 177,394	$ 169,881	$ 7,513	4%
% of consolidated net sales	**52%**	**51%**		

Sales in the Americas segment, which includes the U.S., Canada and Latin America, increased to $177.4 million, up $7.5 million, or 4%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. Changes in foreign currency exchange rates did not have a material impact on sales for the fiscal year ended August 31, 2012 compared to fiscal year 2011.

Sales of multi-purpose maintenance products in the Americas segment increased $8.6 million, or 7%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. This sales increase was driven by higher sales of WD-40 multi-purpose maintenance products in the U.S., which were up 10% primarily due to new distribution within the mass retail channel, regained distribution within the home center channel and the impact of promotional activities for the WD-40 multi-use products during fiscal year 2012 compared to fiscal year 2011. The increased sales of WD-40 products in the U.S. were slightly offset by lower sales of these same products in Latin America, which were down by 7% primarily due to new trade restrictions and the unstable economic and political conditions, particularly in Argentina and Mexico. In addition, the overall sales increase of the multi-purpose maintenance products in the Americas segment was also attributable to the successful launch of the WD-40 Specialist product line which began shipping during fiscal year 2012 in the U.S. and Canada and realized positive sales results as compared to the initial forecasted sales for both regions.

Sales of homecare and cleaning products in the Americas segment decreased $1.1 million, or 3%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. Although sales of the homecare and cleaning products in the U.S., which is where the majority of such sales originate, decreased from period to period, sales of Spot Shot products increased 9% in the U.S. for fiscal year 2012 compared to fiscal year 2011. This increase was primarily due to new distribution and significant promotional display activities that were conducted during fiscal year 2012, but not in fiscal year 2011. This increase was more than offset by lower sales of Carpet Fresh and our automatic toilet bowl cleaners in the U.S. due to lost distribution, competitive factors, and category declines.

For the Americas segment, 81% of sales came from the U.S. and 19% of sales came from Canada and Latin America combined for the fiscal year ended August 31, 2012, compared to the distribution for the fiscal year ended August 31, 2011, when 79% of sales came from the U.S. and 21% of sales came from Canada and Latin America combined.

EMEA

The following table summarizes net sales by product line for the EMEA segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2012	**2011**	**Dollars**	**Percent**
Multi-purpose maintenance products	$ 109,115	$ 116,461	$ (7,346)	(6)%
Homecare and cleaning products	7,821	8,939	(1,118)	(13)%
Total	$ 116,936	$ 125,400	$ (8,464)	(7)%
% of consolidated net sales	**34%**	**37%**		

Sales in the EMEA segment, which includes Europe, the Middle East and Africa, decreased to $116.9 million, down $8.5 million, or 7%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. Changes in foreign currency exchange rates did not have a material impact on sales for the fiscal year ended August 31, 2012 compared to fiscal year 2011.

The countries in Europe where we sell through a direct sales force include the U.K., Italy, France, Iberia (which includes Spain and Portugal) and the Germanics sales region (which includes Germany, Austria, Denmark, Switzerland and the Netherlands). Overall, sales from direct markets decreased $10.6 million, or 13%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. We experienced sales decreases throughout the Europe direct markets for the fiscal year ended August 31, 2012 compared to fiscal year 2011, with percentage decreases in sales as follows: the Germanics sales region, 21%; Italy, 13%; U.K., 11%; Iberia, 5%; and France, 4%.

The sales decline in the direct markets was primarily due to the adverse economic conditions, which have existed throughout Europe since the beginning of our fiscal year 2012 and which worsened during the second half of the year, as well as the increased level of competition. Sales from direct markets accounted for 63% of the EMEA segment's sales for the fiscal year ended August 31, 2012 compared to 68% of the EMEA segment's sales for fiscal year 2011.

The regions in the EMEA segment where we sell through local distributors include the Middle East, Africa, Eastern and Northern Europe. Sales in the distributor markets increased $2.1 million, or 5%, for the fiscal year ended August

31, 2012 compared to fiscal year 2011 primarily due to increased sales of WD-40 multi-use products in Eastern Europe and the Middle East. Overall, sales in the distributor markets were increased from year to year primarily due to the continued growth of the base business in key markets, particularly those in Eastern Europe. In general, the markets in which we sell through local distributors have remained more stable from an economic standpoint than other countries in Europe. The distributor markets accounted for 37% of the total EMEA segment sales for the fiscal year ended August 31, 2012, compared to 32% for fiscal year 2011.

Asia-Pacific

The following table summarizes net sales by product line for the Asia-Pacific segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2012	2011	Dollars	Percent
Multi-purpose maintenance products	$ 41,260	$ 34,795	$ 6,465	19%
Homecare and cleaning products	7,194	6,333	861	14%
Total	$ 48,454	$ 41,128	$ 7,326	18%
% of consolidated net sales	14%	12%		

Sales in the Asia-Pacific segment, which includes Australia, China and other countries in the Asia region, increased to $48.5 million, up $7.3 million, or 18%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. Changes in foreign currency exchange rates for the fiscal year ended August 31, 2012 compared to fiscal year 2011 had a favorable impact on sales. Sales for the fiscal year ended August 31, 2012 translated at the exchange rates in effect for fiscal year 2011 would have been $47.9 million in the Asia-Pacific segment. Thus, on a constant currency basis, sales would have increased by $6.7 million, or 16%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011.

Sales in Asia, which represented 63% of the total sales in the Asia-Pacific segment, increased $5.3 million, or 21%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011 primarily due to the stable economic conditions which existed for much of the Asia region during most of fiscal year 2012. The distributor markets in the Asia region experienced a sales increase of $3.9 million, or 24%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011, primarily due to the continued growth of the WD-40 multi-use products throughout the distributor markets, including those in Indonesia, South Korea and the Philippines. Sales in China increased $1.4 million, or 15%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011 due to the ongoing growth of our base business and the higher level of orders placed by our customers during promotional programs that were conducted in the first and third quarters of fiscal year 2012. In addition, sales in China were positively impacted by the timing of customer orders, specifically the higher level of such orders which were placed in advance of price increases that became effective at the beginning of the first quarter of fiscal year 2013. Foreign currency exchange rates also had a favorable impact on sales results in China from year to year. On a constant currency basis, sales would have increased $1.0 million, or 11%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. Although sales in China increased year over year, the rate of growth slowed significantly in the second half of fiscal year 2012 due to the adverse economic conditions and the slowing of industrial activities in China.

Sales in Australia increased $2.0 million, or 13%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011 primarily due to a significant promotional program that was conducted during the third quarter of fiscal year 2012, a new product offering which was sold to certain of our customers during the second half of fiscal year 2012 and the ongoing growth of our base business. Although retail spending slowed in Australia in the second half of fiscal year 2012, demand for our products in Australia continued at a steady pace. Foreign currency exchange rates also had a favorable impact on sales results from year to year. On a constant currency basis, sales would have increased $1.8 million, or 11%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011.

Gross Profit

Gross profit increased to $168.5 million for the fiscal year ended August 31, 2012 compared to $168.1 million for fiscal year 2011. As a percentage of net sales, gross profit decreased to 49.2% for the fiscal year ended August 31,

2012 compared to 50.0% for fiscal year 2011.

Gross margin was negatively impacted by 1.1 percentage points due to the combined effects of changes in the costs of petroleum-based materials and aerosol cans from period to period. There is often a delay of one quarter or more before changes in raw material costs impact cost of products sold due to production and inventory life cycles. The majority of this combined negative impact to gross margin from period to period was due to the increase in costs associated with petroleum-based material.

In addition, gross margin was negatively impacted by 0.6 percentage points from period to period due to our North American supply chain restructure project. As a result of this project, we incurred higher warehousing, handling fees and freight costs, which were all partially offset by lower manufacturing fees from our third-party contract manufacturers, during fiscal year 2012 compared to fiscal year 2011. A large portion of these additional costs resulted from us moving inventory between our various third-party contract manufacturers and distribution centers in support of the redesign of our North American supply chain architecture. The activities related to this redesign project started in the first quarter of fiscal year 2012 and included consolidation of our third-party contract manufacturers and the restructuring of our distribution center network.

We also incurred higher costs associated with raw materials related to our homecare and cleaning products, as well as increased manufacturing costs in our EMEA segment, which when combined negatively impacted gross margin by 0.6 percentage points from period to period. Sales mix changes negatively impacted gross margin by 0.8 percentage points for the fiscal year ended August 31, 2012 compared to fiscal year 2011, primarily due to the higher sales mix in the distributor market in our EMEA segment year over year. In addition, changes in foreign currency exchange rates negatively impacted gross margin by 0.2 percentage points.

The aforementioned unfavorable impacts to gross margin were significantly offset by the sales price increases, which positively affected gross margin by 2.2 percentage points for the fiscal year ended August 31, 2012 compared to fiscal year 2011. These sales price increases were implemented in certain locations and markets throughout most of fiscal year 2012 and in the second half of fiscal year 2011. Lower manufacturing costs in our Asia-Pacific segment also positively affected gross margin by 0.3 percentage points from period to period.

Note that our gross profit and gross margin may not be comparable to those of other consumer product companies, since some of these companies include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for shipment to our customers from our distribution centers and contract manufacturers and include these costs in selling, general and administrative expenses. These costs totaled $15.4 million and $15.0 million for the fiscal years ended August 31, 2012 and 2011, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended August 31, 2012 increased $1.6 million, or 2%, to $88.9 million from $87.3 million for fiscal year 2011. As a percentage of net sales, SG&A expenses remained constant at 26.0% for the fiscal years ended August 31, 2012 and 2011. The increase in SG&A expenses was largely attributable to higher employee-related costs, higher professional services costs and increased freight costs. Employee-related costs, which include salaries, bonuses, profit sharing, stock-based compensation and other fringe benefits, increased $0.8 million for the fiscal year ended August 31, 2012 compared to fiscal year 2011 primarily due to annual compensation increases and higher staffing levels in all segments. This increase in compensation costs was partially offset by lower bonus and stock-based compensation expenses from period to period. Although we started to experience some reduction in our freight costs in the third quarter of fiscal year 2012 as a result of our North American supply chain restructure, freight costs increased overall by $0.5 million year over year primarily due to increased diesel costs and reduced truckload sizes as a result of smaller, more frequent orders being placed by our customers during the first half of the fiscal year 2012. Professional services costs increased $0.6 million due primarily to higher legal fees. Other miscellaneous expenses, which primarily include broker sales commissions, meeting expenses, office overhead expenses and software support expenses and fees, increased by $0.2 million period over period.

The increases in SG&A expenses described above were partially offset by a decrease in expenses associated with new product exploration from period to period. The decrease in new product exploration expenses within research and development of $0.3 million was primarily due to the increased level of spending in this area during fiscal year 2011 related to the development of the WD-40 Specialist product line, which was launched in the first quarter of fiscal year 2012. Changes in foreign currency exchange rates decreased SG&A expenses by $0.2 million for the fiscal year ended August 31, 2012 compared to fiscal year 2011.

We continued our research and development investment, the majority of which is associated with our multi-purpose maintenance products, in support of our focus on innovation and renovation of our products. Research and development costs for the fiscal years ended August 31, 2012 and 2011 were $5.1 million and $5.5 million, respectively. Our research and development team engages in consumer research, product development, current product improvement and testing activities. This team leverages its development capabilities by partnering with a network of outside resources including our current and prospective outsource suppliers. The level and types of expenses incurred within research and development can vary or offset each other from period to period depending upon the types of activities being performed.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses for the fiscal year ended August 31, 2012 increased $0.6 million, or 2%, to $25.7 million from $25.1 million for fiscal year 2011. As a percentage of net sales, these expenses remained constant at 7.5% for the fiscal years ended August 31, 2012 and 2011. The increase in advertising and sales promotion expenses was due to a higher level of advertising and promotional activities period over period, primarily in our Asia-Pacific segment. Changes in foreign currency exchange rates did not have a material impact on advertising and sales promotion expenses for the fiscal year ended August 31, 2012 compared to fiscal year 2011.

As a percentage of net sales, advertising and sales promotion expenses may fluctuate period to period based upon the type of marketing activities we employ and the period in which the costs are incurred. Total promotional costs recorded as a reduction to sales were $20.1 million and $18.8 million for the fiscal years ended August 31, 2012 and 2011, respectively. Therefore, our total investment in advertising and sales promotion activities totaled $45.8 million and $43.9 million for the fiscal years ended August 31, 2012 and 2011, respectively.

Amortization of Definite-lived Intangible Assets Expense

Amortization of our definite-lived intangible assets was $2.1 million and $1.5 million for the fiscal years ended August 31, 2012 and 2011, respectively. The increase in amortization for the fiscal year ended August 31, 2012 was related to the additional amortization expense of 2000 Flushes, Spot Shot and 1001 trade names starting March 1, 2011 as these intangible assets were changed to definite-lived from indefinite-lived intangible assets at February 28, 2011. The amortization for the fiscal year ended August 31, 2011 related only to the Carpet Fresh and X-14 trade names and certain non-contractual customer relationships from the acquisition of the 1001 line of products in fiscal year 2004.

Income from Operations by Segment

The Company has updated the financial information previously reported for the business segments to separate out the unallocated corporate expenses. These amounts were included within the Americas segment in the Company's previously reported business segment information. The following table summarizes income from operations by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2012	2011	Dollars	Percent
Americas	$ 39,455	$ 39,085	$ 370	-
EMEA	23,524	27,846	(4,322)	(16)%
Asia-Pacific	8,458	6,509	1,949	30%
Unallocated corporate [1]	(19,708)	(19,308)	(400)	2%
	$ 51,729	$ 54,132	$ (2,403)	(4)%

[1] Unallocated corporate expenses are general corporate overhead expenses not directly attributable to any one of the operating segments. These expenses are reported separate from the Company's identified segments and are included in Selling, General and Administrative expenses on the Company's consolidated statements of operations.

Americas

Income from operations for the Americas segment remained relatively constant year over year. Although sales in the Americas segment increased $7.5 million for the fiscal year ended August 31, 2012 compared to fiscal year 2011, gross profit as a percentage of net sales decreased from 50.4% to 48.8%. This decrease in the gross margin from year to year was primarily due to increased costs of petroleum-based materials and higher warehousing and freight costs in connection with our North American supply chain restructure project, which were partially offset by the positive impact of sales price increases year over year. The higher level of sales for the Americas segment from year to year was accompanied by an increase in total operating expenses of $1.0 million. Operating income as a percentage of net sales remained relatively constant at 22.3% for fiscal year 2012 compared to 23.2% for fiscal year 2011.

EMEA

Income from operations for the EMEA segment decreased to $23.5 million, down $4.3 million, or 16%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011, primarily due to a decrease in sales of $8.5 million. As a percentage of net sales, gross profit for the EMEA segment decreased slightly to 51.3% for the fiscal year ended August 31, 2012 compared to 51.5% for fiscal year 2011. Although total operating expenses decreased $0.3 million from year to year, operating income as a percentage of net sales decreased from 22.2% for the fiscal year ended August 31, 2011 to 20.1% for the fiscal year ended August 31, 2012.

Asia-Pacific

Income from operations for the Asia-Pacific segment increased to $8.5 million, up $1.9 million, or 30%, for the fiscal year ended August 31, 2012 compared to fiscal year 2011. The increase in the income from operations for our Asia-Pacific segment was primarily due to an increase in sales of $7.3 million and an increase in the gross profit as a percentage of net sales from 43.8% to 45.3% year over year. Gross margin for the Asia-Pacific segment increased from year to year primarily due to the combined effects of lower manufacturing costs and price increases in the Asia-Pacific region, which were partially offset by increased costs of petroleum-based materials. The higher level of sales for the Asia-Pacific segment from year to year was accompanied by an increase in total operating expenses of $1.9 million. As a percentage of net sales, operating income increased from 15.8% for the fiscal year ended August 31, 2011 to 17.5% for the fiscal year ended August 31, 2012.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations (in thousands):

	Fiscal Year Ended August 31,		
	2012	2011	Change
Interest income	$ 261	$ 228	$ 33
Interest expense	$ 729	$ 1,076	$ (347)
Other (expense) income, net	$ (348)	$ 247	$ (595)
Provision for income taxes	$ 15,428	$ 17,098	$ (1,670)

Interest Income

Interest income remained relatively constant for the fiscal year ended August 31, 2012 compared to fiscal year 2011.

Interest Expense

Interest expense decreased $0.3 million for the fiscal year ended August 31, 2012 compared to fiscal year 2011 due to lower interest rates on the outstanding balance on the revolving credit facility as compared to the interest rate on the remaining balance on the term loan. The final principal payment of $10.7 million on the term loan was made in October 2011.

Other (Expense) Income, Net

Other (expense) income, net changed by $0.6 million for the fiscal year ended August 31, 2012 compared to fiscal year 2011 primarily due to net foreign currency exchange losses which were recorded for the fiscal year ended August 31, 2012 compared to net foreign currency exchange gains which were recorded in fiscal year 2011.

Provision for Income Taxes

The provision for income taxes was 30.3% of income before income taxes for the fiscal year ended August 31, 2012 compared to 31.9% for fiscal year 2011. The decrease in the effective income tax rate from period to period was primarily due to a reduction in the state effective tax rate as a result of a recent California tax law change. The decrease from period to period was also attributable to the benefit from certain foreign earnings generated in lower tax rate jurisdictions, favorable net change in liability for uncertain tax positions and the increased benefit from the deduction for qualified domestic production activities.

Net Income

Net income was $35.5 million, or $2.20 per common share on a fully diluted basis, for fiscal year 2012 compared to $36.4 million, or $2.14 per common share on a fully diluted basis, for fiscal year 2011. Changes in foreign currency exchange rates year over year had an unfavorable impact of $0.2 million on net income for fiscal year 2012. Thus, on a constant currency basis, net income for fiscal year 2012 would have been $35.7 million.

Performance Measures and Non-GAAP Reconciliations

In managing our business operations and assessing our financial performance, we supplement the information provided by our financial statements with certain non-GAAP performance measures. These performance measures are part of our 50/30/20 rule, which includes gross margin, cost of doing business, and EBITDA, the latter two of which are non-GAAP performance measures. Cost of doing business is defined as total operating expenses less amortization of definite-lived intangible assets, impairment of definite-lived intangible assets and depreciation in operating departments and EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization. We target our gross margin to be at or above 50% of net sales, our cost of doing business to be at or below 30% of net sales, and our EBITDA to be at or above 20% of net sales. Although our results for these performance measures may vary from period to period depending on various factors, including economic conditions and our level of investment in activities for the future, we continue to focus on and work towards achievement of our 50/30/20 targets over the long-term.

The following table summarizes the results of these performance measures:

	Fiscal Year Ended August 31,		
	2013	**2012**	**2011**
Gross margin	51%	49%	50%
Cost of doing business as a percentage of net sales	35%	33%	33%
EBITDA as a percentage of net sales	17%	16%	17%

We use the performance measures above to establish financial goals and to gain an understanding of the comparative performance of the Company from period to period. We believe that these measures provide our shareholders with additional insights into the Company's results of operations and how we run our business. The non-GAAP financial measures are supplemental in nature and should not be considered in isolation or as alternatives to net income, income from operations or other financial information prepared in accordance with GAAP as indicators of the Company's performance or operations. Reconciliations of these non-GAAP financial measures to our financial statements as prepared in accordance with GAAP are as follows:

Cost of Doing Business (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Total operating expenses - GAAP	$ 132,526	$ 116,753	$ 113,980
Amortization of definite-lived intangible assets	(2,260)	(2,133)	(1,537)
Impairment of definite-lived intangible assets	(1,077)	-	-
Depreciation (in operating departments)	(1,851)	(1,597)	(1,637)
Cost of doing business	$ 127,338	$ 113,023	$ 110,806
Net sales	$ 368,548	$ 342,784	$ 336,409
Cost of doing business as a percentage of net sales	35%	33%	33%

EBITDA (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net income - GAAP	$ 39,813	$ 35,485	$ 36,433
Provision for income taxes	17,054	15,428	17,098
Interest income	(506)	(261)	(228)
Interest expense	693	729	1,076
Amortization of definite-lived intangible assets	2,260	2,133	1,537
Depreciation	3,099	2,736	2,849
EBITDA	$ 62,413	$ 56,250	$ 58,765
Net sales	$ 368,548	$ 342,784	$ 336,409
EBITDA as a percentage of net sales	17%	16%	17%

Liquidity and Capital Resources

Overview

The Company's financial condition and liquidity remain strong. Net cash provided by operations was $51.5 million for fiscal year 2013 compared to $34.2 million for fiscal year 2012. We believe we continue to be well positioned to weather any uncertainty in the capital markets and global economy due to our strong balance sheet and efficient business model, along with our growing and diversified global revenues. We continue to manage all aspects of our business including, but not limited to, monitoring the financial health of our customers, suppliers and other third-party relationships, implementing gross margin enhancement strategies and developing new opportunities for growth.

Our principal sources of liquidity are our existing cash and cash equivalents, short-term investments, cash generated from operations and cash available from our existing $125.0 million revolving credit facility with Bank of America, N.A. ("Bank of America"). To date, we have used the proceeds of the revolving credit facility for our stock repurchases and plan to continue using such proceeds for our general working capital needs and stock repurchases under any existing board approved share buy-back plans. During the fiscal year ended August 31, 2013, we borrowed an additional $18.0 million U.S. dollars under the revolving credit facility. We regularly convert existing draws on our line of credit to new draws with new maturity dates and interest rates, however the balance on these draws has remained within a short-term classification as a result of these conversions. As of August 31, 2013, we had a $63.0 million outstanding balance on the revolving credit facility. The revolving credit facility agreement requires us to maintain minimum consolidated earnings before interest, income taxes, depreciation and amortization ("EBITDA") of $40.0 million, measured on a trailing twelve month basis, at each reporting period. At August 31, 2013, we were in compliance with all debt covenants as required by the revolving credit facility and believe it is unlikely we will fail to meet any of these covenants in the foreseeable future. We would need to have a significant decrease in sales and/or a significant increase in expenses in order for us to not meet the debt covenants.

At August 31, 2013, we had a total of $53.4 million in cash and cash equivalents. Of this balance, $36.5 million was held in Europe, Australia and China in foreign currencies. It is our intention to indefinitely reinvest all current and future foreign earnings at these locations in order to ensure sufficient working capital, expand operations and fund foreign acquisitions in these locations. We believe that our future cash from domestic operations together with our access to funds available under our unsecured revolving credit facility will provide adequate resources to fund both short-term and long-term operating requirements, capital expenditures, share repurchases, dividend payments, acquisitions and new business development activities in the United States. Although we hold a significant amount of cash outside of the United States and the draws on the credit facility to date have been made by our entity in the United States, we do not foresee any issues with repaying or refinancing these loans with domestically generated funds since we closely monitor the use of this credit facility. In the event that management elects for any reason in the future to repatriate some or all of the foreign earnings that were previously deemed to be indefinitely reinvested outside of the United States, we would incur additional tax expense upon such repatriation. As of August 31, 2013, we have not provided for U.S. federal and state income taxes and foreign withholding taxes on $84.7 million of undistributed earnings of certain foreign subsidiaries since these earnings are considered indefinitely reinvested outside of the United States.

We believe that our existing consolidated cash and cash equivalents at August 31, 2013, the liquidity provided by our $125.0 million revolving credit facility and our anticipated cash flows from operations will be sufficient to meet our projected consolidated operating and capital requirements for at least the next twelve months. We consider various factors when reviewing liquidity needs and plans for available cash on hand including: future debt, principal and interest payments, future capital expenditure requirements, future share repurchases, future dividend payments (which are determined on a quarterly basis by the Company's Board of Directors), alternative investment opportunities, debt covenants and any other relevant considerations currently facing our business.

Cash Flows

The following table summarizes our cash flows by category for the periods presented (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net cash provided by operating activities	$ 51,569	$ 34,249	$ 30,009
Net cash used in investing activities	(39,534)	(3,113)	(3,220)
Net cash used in financing activities	(26,840)	(16,082)	(48,933)
Effect of exchange rate changes on cash and cash equivalents	(1,480)	(1,728)	2,609
Net (decrease) increase in cash and cash equivalents	$ (16,285)	$ 13,326	$ (19,535)

Operating Activities

Net cash provided by operating activities increased $17.3 million to $51.5 million for fiscal year 2013 from $34.2 million for fiscal year 2012. This increase from period to period was due to higher net income and changes in operating assets and liabilities, the most significant of which were changes in accrued payroll and related expenses, trade accounts receivable, inventories and accounts payable and accrued liabilities. Accrued payroll and related expenses increased from period to period primarily due to significantly higher bonus accruals in fiscal year 2013. Based on our results for fiscal year 2013, we achieved a high level of the profit performance metrics at both the segment level and globally required to trigger payout of bonuses, and as a result, bonus expense and the related fringe benefit expense were significantly higher in fiscal year 2013 as compared to the prior fiscal year. Trade accounts receivable balances increased for fiscal year 2013 whereas the balances decreased for fiscal year 2012 primarily due to increased sales and the timing of payments received from customers from period to period. Although inventory levels increased during both the fiscal years ended August 31, 2013 and 2012, the increase was much more significant during fiscal year 2012 when we started our North American supply chain restructure project. The significant increase in inventory during fiscal year 2012 was primarily attributable to increased purchases of product that we chose to make from our third-party contract manufacturers in support of this redesign of our supply chain architecture. As a result of this new supply chain structure in North America, we carry higher levels of inventory than we have held in periods prior to fiscal year 2012 since we are moving product more quickly into our third-party distribution centers which is company-owned inventory. Inventory balances at August 31, 2013 and 2012 included $1.8 million and $3.6 million, respectively, of product (including raw materials, components and finished products) that we are obligated to purchase from one of our third-party contract manufacturers, IQ Products Company, in conjunction with the unanticipated termination of our business relationship with them in the fourth quarter of fiscal year 2012 and which continues to be the subject of pending litigation. Accounts payable and accrued liabilities decreased from fiscal year 2012 to fiscal year 2013 primarily due to the increased inventory levels in 2012 as a result of the supply chain restructure project, the termination of the business relationship with IQ Products Company in 2012 and the timing of payments to suppliers from period to period.

Net cash provided by operating activities increased $4.2 million to $34.2 million for fiscal year 2012 from $30.0 million for fiscal year 2011. This increase from period to period was due to changes in operating assets and liabilities, the most significant of which were changes in inventories, trade accounts receivable, accrued payroll and related expenses and accounts payable and accrued liabilities. The increase in inventories from period to period was primarily attributable to increased purchases of product that we chose to make from our third-party contract manufacturers in support of the redesign of our North American supply chain architecture. In addition, inventories increased due to $3.6 million of product (including raw materials, components and finished products) that we were obligated to purchase from one of our third-party contract manufacturers, IQ Products Company, in conjunction with the unanticipated termination of our business relationship with them which is the subject of pending litigation. Trade accounts receivable balances decreased for fiscal year 2012 whereas the balances increased for fiscal year 2011 primarily due to higher sales volumes in the final months of fiscal year 2011 compared to fiscal year 2010 and the timing of payments received from customers from period to period. Accrued payroll and related expenses decreased from period to period primarily due to the payment of fiscal year 2011 bonuses during the first quarter of fiscal year 2012 which were significantly lower than those paid in fiscal year 2011 for fiscal year 2010 bonuses and lower bonus accruals in fiscal year 2012. Accounts payable and accrued liabilities increased from period to period primarily due to the increased inventory purchases related to the new supply chain architecture, the termination of the business relationship with IQ Products Company and the timing of payments to suppliers.

Investing Activities

Net cash used in investing activities increased $36.4 million to $39.5 million for fiscal year 2013 from $3.1 million for fiscal year 2012 primarily due to the purchase of $36.8 million in short-term investments that was made by our U.K. subsidiary during fiscal year 2013 and the lower level of proceeds from the sales of property and equipment from period to period. Proceeds from the sales of property and equipment were unusually high for fiscal year 2012 due to the sale of our warehouse facility that was located in Memphis, Tennessee. These increases were slightly offset by a decrease of $0.9 million in purchases of property and equipment from period to period. In addition, there was a $1.5 million increase in cash provided by investing activities due to an increase in the amount of short-term investments maturing in our Australia subsidiary year over year.

Net cash used for investing activities decreased $0.1 million to $3.1 million for fiscal year 2012 from $3.2 million for fiscal year 2011 due primarily to higher purchases of property and equipment of $0.9 million, which were more than offset by higher proceeds from the sales of property and equipment of $1.0 million, the majority of which came from the sale of our warehouse facility located in Memphis, Tennessee during the first quarter of fiscal year 2012.

Financing Activities

Net cash used in financing activities increased $10.7 million to $26.8 million for fiscal year 2013 from $16.1 million for fiscal year 2012 primarily due to the change in the level of net cash inflows associated with our revolving line of credit and payments made on our debt balances. In fiscal year 2012, we drew $114.6 million on our line of credit and we used $80.3 million of these funds to pay off our term loan and to make repayments on the line of credit. In fiscal year 2013, we only drew $18.0 million on the line of credit and made no such repayments of debt. In addition, there was an $8.4 million decrease in treasury stock purchases during fiscal year 2013 compared to the prior fiscal year and a $2.2 million decrease in the proceeds from the issuance of common stock upon the exercise of stock options from year to year.

Net cash used in financing activities decreased $32.8 million to $16.1 million for fiscal year 2012 from $48.9 million for fiscal year 2011 driven in part by the $114.6 million in draws that we executed against our revolving credit facility with Bank of America during fiscal year 2012. This increase in cash was significantly offset by $69.6 million in repayments made on this revolving credit facility and a $13.2 million decrease in proceeds from the issuance of common stock upon the exercise of stock options from year to year. In addition, there was a $1.6 million decrease in treasury stock purchases during fiscal year 2012 compared to fiscal year 2011.

Effect of Exchange Rate Changes

All of our foreign subsidiaries currently operate in currencies other than the U.S. dollar and a significant portion of our consolidated cash balance is denominated in these foreign currencies, particularly at our U.K. subsidiary which operates in Pound Sterling. As a result, our cash and cash equivalents balances are subject to the effects of the fluctuations in these currencies against the U.S. dollars at the end of each reporting period. The net effect of exchange rate changes on cash and cash equivalents, when expressed in U.S. Dollar terms, was a decrease in cash of $1.5 million for fiscal year 2013, a decrease in cash of $1.7 million for fiscal year 2012 and an increase in cash of $2.6 million for fiscal year 2011. These changes from period to period are primarily due to the significant fluctuations in the foreign currency exchange rates for the Pound Sterling against the U.S. Dollar and lower Pound Sterling cash and cash equivalent balances from period to period. The Pound Sterling to U.S. Dollar exchange rate decreased from 1.5824 to 1.5516 during fiscal year 2013, decreased from 1.6352 to 1.5824 during fiscal year 2012 and increased from 1.5514 to 1.6352 during fiscal year 2011.

Share Repurchase Plans

On December 13, 2011, the Company's Board of Directors approved a share buy-back plan. Under the plan, which was in effect through December 12, 2013, the Company was authorized to acquire up to $50.0 million of its outstanding shares on such terms and conditions as may be acceptable to the Company's Chief Executive Officer or Chief Financial Officer and in compliance with all laws and regulations applicable thereto. During the period from December 14, 2011 through July 31, 2013, the Company repurchased 1,013,400 shares at a total cost of $50.0 million. As a result, the Company has utilized the entire authorized amount and completed the repurchases under this share buy-back plan.

On June 18, 2013, the Company's Board of Directors approved a new share buy-back plan. Under the plan, which is in effect from August 1, 2013 through August 31, 2015, the Company is authorized to acquire up to $60.0 million of its outstanding shares on such terms and conditions as may be acceptable to the Company's Chief Executive Officer or Chief Financial Officer and subject to present loan covenants and in compliance with all laws and regulations applicable thereto. During the period from August 1, 2013 through August 31, 2013, the Company repurchased 45,633 shares at a total cost of $2.7 million.

Dividends

The Company has historically paid regular quarterly cash dividends on its common stock. In December 2012, the Board of Directors declared a 7% increase in the regular quarterly cash dividend, increasing it from $0.29 per share to $0.31 per share. On October 4, 2013, the Company's Board of Directors declared a cash dividend of $0.31 per share payable on October 31, 2013 to shareholders of record on October 21, 2013. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as defined by Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

The following table sets forth our best estimates as to the amounts and timing of minimum contractual payments for our most significant contractual obligations and commitments as of August 31, 2013 for the next five years and thereafter (in thousands). Future events could cause actual payments to differ significantly from these amounts.

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating leases	$ 5,486	$ 1,775	$ 2,420	$ 915	$ 376

The following summarizes other commitments which are excluded from the contractual obligations table above as of August 31, 2013:

- We have ongoing relationships with various suppliers (contract manufacturers) who manufacture our products. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and of the finished products themselves until shipment to our customers or third-party distribution centers in accordance with agreed upon shipment terms. Although we typically do not have definitive minimum purchase obligations included in the contract terms with our contract manufacturers, when such obligations have been included, they have been immaterial. In the ordinary course of business, supply needs are communicated by us to our contract manufacturers based on orders and short-term projections, ranging from two to five months. We are committed to purchase the products produced by the contract manufacturers based on the projections provided. Upon the termination of contracts with contract manufacturers, we obtain certain inventory control rights and are obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on our behalf during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, we are obligated to purchase such inventory which may include raw materials, components and finished goods. Prior to the fourth quarter of fiscal year 2012, amounts for inventory purchased under termination commitments have been immaterial. As a result of the unanticipated termination of the IQ Products Company contract manufacturing agreement in the fourth quarter of fiscal year 2012, we are currently obligated to purchase $1.8 million of inventory which is included in inventories in the Company's consolidated balance sheet as of August 31, 2013.

- Under the terms of the credit facility agreement with Bank of America, we may borrow funds in U.S. dollars or in foreign currencies from time to time during the five-year period commencing January 7, 2013 through January 7, 2018. As of August 31, 2013, we had $63.0 million outstanding on this credit facility. Based on our most recent cash projection and anticipated business activities, we expect to borrow additional amounts against this credit facility ranging from $12.0 million to $17.0 million in fiscal year 2014. We estimate that the interest associated with these borrowings will be approximately $0.3 million for fiscal year 2014 based on the applicable interest rates and the expected payment dates of such borrowings.

- At August 31, 2013, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $1.0 million. We have estimated that up to $0.2 million of unrecognized tax benefits related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months.

Critical Accounting Policies

Our results of operations and financial condition, as reflected in our consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use historical experience and other relevant factors when developing estimates and assumptions and these estimates and assumptions are continually evaluated. Note 2 to our consolidated financial statements included in Item 15 of this report includes a discussion of the Company's significant accounting policies. The accounting policies discussed below are the ones we consider to be most critical to an understanding of our consolidated financial statements because their application places the most significant demands on our judgment. Our financial results may have varied from those reported had different assumptions been used or other conditions prevailed. Our critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

Revenue Recognition and Sales Incentives

Sales are recognized as revenue at the time of delivery to our customer when risks of loss and title have passed. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts. We must make judgments and certain assumptions in order to determine when delivery has occurred. Through an analysis of end-of-period shipments, we determine an average time of transit of product to our customers, and this is used to estimate the time of delivery and whether revenue should be recognized during the current reporting period for such shipments. Differences in judgments or estimates related to the lengthening or shortening of the estimated delivery time used could result in material differences in the timing of revenue recognition.

Sales incentives are also recorded as a reduction of sales in our consolidated statements of operations. Sales incentives include on-going trade promotion programs with customers and consumer coupon programs that require us to estimate and accrue for the expected costs of such programs. These programs include cooperative marketing programs, shelf price reductions, coupons, rebates, consideration and allowances given to retailers for shelf space and/or favorable display positions in their stores and other promotional activities. Costs related to these sales incentive programs, with the exception of coupon costs, are recorded as a reduction to sales upon delivery of products to customers. Coupon costs are based upon historical redemption rates and are recorded as a reduction to sales as incurred, which is when the coupons are circulated.

Sales incentives are calculated based primarily on historical rates and consideration of recent promotional activities. The determination of sales incentive costs and the related liabilities require us to use judgment for estimates that include current and past trade promotion spending patterns, status of trade promotion activities and the interpretation of historical spending trends by customer and category. We review our assumptions and adjust our reserves accordingly on a quarterly basis. Our consolidated financial statements could be materially impacted if the actual promotion rates are different from the estimated rates. If our accrual estimates for sales incentives at August 31, 2013 were to differ by 10%, the impact on net sales would be approximately $0.7 million.

Allowance for Doubtful Accounts

The preparation of our financial statements requires us to make certain estimates and assumptions related to the collectability of our accounts receivable balances. We specifically analyze historical bad debts, customer credit worthiness, current economic trends and conditions and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. We review our accounts receivable balances and our assumptions used to determine their collectability on a periodic basis and adjust our allowance for doubtful accounts accordingly on a quarterly basis.

Accounting for Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, we provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

U.S. federal income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. U.S. federal income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. We determine whether our foreign subsidiaries will invest their undistributed earnings indefinitely based on the capital needs of the foreign subsidiaries. We reassess this determination each reporting period. Changes to this determination may be warranted based on our experience as well as plans regarding future international operations and expected remittances.

Valuation of Goodwill

The carrying value of goodwill is reviewed for possible impairment in accordance with the authoritative guidance on goodwill, intangibles and other. We assess for possible impairments to goodwill at least annually during our second fiscal quarter and otherwise when there is evidence that events or changes in circumstances indicate that an impairment condition may exist.

Under current authoritative guidance, we are permitted to perform a qualitative assessment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If we conclude based on this qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the first step of the goodwill impairment test and then, if needed, the second step, to determine whether goodwill is impaired. However, if it is more likely than not that the fair value of a reporting unit is more than its carrying amount, we do not need to perform the two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their carrying values, including goodwill. We determine the fair values of our reporting units using the income valuation approach or other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. Any impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations.

During the second quarter of fiscal year 2013, we performed a qualitative assessment of each of our reporting units to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing this qualitative assessment, we assessed relevant events and circumstances that may impact the fair value and the carrying amount of each of our reporting units. Factors that were considered included, but were not limited to, the following: (1) macroeconomic conditions; (2) industry and market conditions; (3) overall financial performance and expected financial performance; (4) other entity specific events, such as changes in management or key personnel; and (5) events affecting the Company's reporting units, such as a change in the composition of net assets or any expected dispositions. Based on the results of this qualitative assessment, we determined that it is more likely than not that the carrying value of each of our reporting units is less than its fair value and, thus, the two-step quantitative analysis was not required. As a result, we concluded that no impairment of our goodwill existed as of February 28, 2013. We also did not identify or record any impairment losses related to our goodwill during our annual impairment tests performed in fiscal years 2012 and 2011.

In addition, there were no indicators of impairment identified as a result of our review of events and circumstances related to our goodwill subsequent to February 28, 2013.

Impairment of Definite-Lived Intangible Assets

We assess for potential impairments to our long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and/or its remaining useful life may no longer be appropriate. Any required impairment loss would be measured as the amount by which the asset's carrying amount exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing market participants and would be recorded as a reduction in the carrying amount of the related asset and a charge to results of operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset.

In April 2013, we determined based on our review of events and circumstances that there were indicators that the carrying values of our 2000 Flushes, Spot Shot, Carpet Fresh and X-14 definite-lived trade name intangible assets may not be fully recoverable. The specific event which existed for each of the trade names was related to management's evaluation work which it started in late April 2013 and was an outcome of discussions with the Board of Directors in March 2013 to explore the strategic alternatives for these homecare and cleaning products in the Americas segment. As a result of this work being performed by management starting in late April 2013, it was determined that there was a likelihood of more than 50% that these trade names in certain locations will be sold or otherwise disposed of significantly before the end of their previously estimated useful lives. As a result, management performed the Step 1 recoverability test under Accounting Standards Codification 360-10-35, *Impairment or Disposal of Long-Lived Assets,* for each of these trade names. In performing the Step 1 recoverability test, we compared the carrying value of each asset group, which was determined to be at the trade name level, to the total of the undiscounted cash flows expected to be received over the remaining useful life of each trade name asset group. Based on the results of this recoverability test, we determined that the total of the undiscounted cash flows exceeded the carrying value for each of these asset groups and that no impairment existed for any of these trade names as of May 31, 2013. In addition, in conjunction with performing this recoverability analysis, we also performed an evaluation of the remaining useful life for each of these trade names to determine if they were still appropriate as of May 31, 2013. Based on the results of this evaluation, we also determined that it was appropriate to reduce the remaining useful life of the 2000 Flushes trade name from fourteen years and ten months to seven years effective on May 1, 2013. Consequently, we began to amortize this trade name on a straight-line basis over its new remaining useful life effective on May 1, 2013. We determined that no reduction of the remaining useful lives for the Spot Shot, Carpet Fresh, X-14 and 1001 trade names were warranted as a result of this evaluation.

During the fourth quarter of fiscal year 2013, as part of management's ongoing evaluation of potential strategic alternatives for certain of the Company's homecare and cleaning products, we further determined based on our review of events and circumstances that there were indicators of impairment for the Carpet Fresh and 2000 Flushes trade names. Management accordingly performed the Step 1 recoverability test for these two trade names and based on the results of this analysis, it was determined that the total of the undiscounted cash flows significantly exceeded the carrying value for the Carpet Fresh asset group and that no impairment existed for this trade name as of August 31, 2013. However, the Step 1 analysis indicated that the carrying value of the asset group for the 2000 Flushes exceeded its undiscounted future cash flows, and consequently, a second phase of the impairment test ("Step 2") was performed specific to the 2000 Flushes trade name to determine whether this trade name is impaired. The 2000 Flushes trade name failed Step 1 in the fourth quarter analysis primarily driven by changes in management's current expectations for future growth and profitability for the 2000 Flushes trade name as compared to those used in the previous Step 1 analysis. In performing the Step 2 analysis, we determined the fair value of the asset group utilizing the income approach, which is based on the present value of the estimated future cash flows. The calculation that is prepared in order to determine the estimated fair value of an asset group requires management to make assumptions about key inputs in the estimated cash flows, including long-term forecasts, discount rates and terminal growth rates. In estimating the fair value of the 2000 Flushes trade name, the Company applied a discount rate of 11.3%, annual revenue growth rates ranging from negative 13.6% to positive 1.5% and a long-term terminal growth rate of 1.5%. Cash flow projections used were based on management's estimates of revenue growth rates, contribution margins and earnings before income taxes, depreciation and amortization ("EBITDA"). The discount rate used was based on the weighted-average cost of capital. We also considered the fair value concepts of a market participant and thus all amounts included in the long-term forecast reflect management's best estimate of what a market participant could realize over the projection period. After taking all of these factors into consideration, the estimated fair value of the asset group was then compared to the carrying value of the 2000 Flushes trade name asset group to determine the amount of the impairment. Based on the results of this Step 2 analysis, the 2000 Flushes asset group's estimated fair value was determined to be lower than its carrying value. Consequently, we recorded a non-cash, before tax impairment charge of $1.1 million in the fourth quarter of fiscal year 2013 to reduce the carrying value of the 2000 Flushes asset to its fair value of $7.9 million.

An intangible asset valuation is dependent on a number of significant estimates and assumptions, including macroeconomic conditions, overall category growth rates, sales growth rates, cost containment and margin expansion and expense levels for advertising and promotions and general overhead, all of which must be developed from a market participant standpoint. While we believe that the estimates and assumptions used in our analysis are reasonable, actual events and results could differ substantially from those included in the valuation. In the event that business conditions change in the future, we may be required to reassess and update our forecasts and estimates used in subsequent impairment analyses. If the results of these future analyses are lower than current estimates, an additional impairment charge may result at that time.

Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board ("FASB") issued ASU No. 2013-11, "*Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*", which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new rules require companies to present in the financial statements an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward except to the extent such items are not available or not intended to be used at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position. In such instances, the unrecognized tax benefit is required to be presented in the financial statements as a liability and not be combined with deferred tax assets. The Company is currently evaluating this updated authoritative guidance, but it does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In December 2011, the FASB issued ASU No. 2011-11, "*Disclosures about Offsetting Assets and Liabilities*", which is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. This authoritative guidance was issued to enhance disclosure requirements on offsetting financial assets and liabilities. The new rules require companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to a netting arrangement. In January 2013, the FASB further issued ASU No. 2013-01, "*Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*" to address implementation issues surrounding the scope of ASU No. 2011-11 and to clarify the scope of the offsetting disclosures and address any unintended consequences. The Company has evaluated this updated authoritative guidance, and it does not expect the adoption of this guidance to have a material impact on its consolidated financial statement disclosures.

Related Parties

On October 11, 2011, the Company's Board of Directors elected Mr. Gregory A. Sandfort as a director of WD-40 Company. Mr. Sandfort is President and Chief Executive Officer of Tractor Supply Company ("Tractor Supply"), which is a WD-40 Company customer that acquires products from the Company in the ordinary course of business.

The consolidated financial statements include sales to Tractor Supply of $0.8 million and $0.6 million for fiscal years 2013 and 2012, respectively. Accounts receivable from Tractor Supply were $0.1 million as of August 31, 2013.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The Company is exposed to a variety of risks, including foreign currency exchange rate fluctuations. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency values.

All of the Company's international subsidiaries operate in functional currencies other than the U.S. dollar. As a result, the Company is exposed to foreign currency related risk when the financial statements of its international subsidiaries are translated for consolidation purposes from functional currencies to U.S. dollars. This foreign currency risk can affect sales, expenses and profits as well as assets and liabilities that are denominated in currencies other than the U.S. dollar. The Company does not enter into any hedging activities to mitigate this foreign currency translation risk.

The Company's U.K. subsidiary, whose functional currency is Pound Sterling, utilizes foreign currency forward contracts to limit its exposure in converting forecasted cash balances denominated in non-functional currencies. The principal currency affected is the Euro. The Company regularly monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

The Company has performed a sensitivity analysis related to its foreign currency forward contracts outstanding at August 31, 2013. If the foreign currency exchange rates relevant to those contracts were to change unfavorably by 10%, the Company would incur a loss of approximately $1.0 million.

Interest Rate Risk

As of August 31, 2013, the Company had a $63.0 million outstanding balance on its existing $125.0 million revolving credit facility agreement with Bank of America, N.A. ("Bank of America"). This $125.0 million revolving credit facility is subject to interest rate fluctuations. Under the terms of the credit facility agreement, the Company may borrow loans in U.S. dollars or in foreign currencies from time to time until Janauary 7, 2018. All loans denominated in U.S. dollars will accrue interest at the bank's Prime rate or at LIBOR plus a margin of 0.85 percent (together with any applicable mandatory liquid asset costs imposed by non-U.S. banking regulatory authorities). All loans denominated in foreign currencies will accrue interest at LIBOR plus 0.85 percent. Any significant increase in the bank's Prime rate and/or LIBOR rate could have a material effect on interest expense incurred on any borrowings outstanding under the credit facility.

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements at August 31, 2013 and 2012 and for each of the three fiscal years in the period ended August 31, 2013, and the Report of Independent Registered Public Accounting Firm, are included in Item 15 of this report.

Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly consolidated financial data (in thousands, except per share data):

	Fiscal Year Ended August 31, 2013				
	1st	2nd	3rd	4th	Total
Net sales	$ 95,264	$ 86,712	$ 93,103	$ 93,469	$ 368,548
Gross profit	47,727	44,126	47,784	49,526	189,163
Net income	10,944	10,461	10,267	8,141	39,813
Diluted earnings per common share	$ 0.69	$ 0.66	$ 0.66	$ 0.53	$ 2.54

	Fiscal Year Ended August 31, 2012				
	1st	2nd	3rd	4th	Total
Net sales	$ 84,945	$ 85,966	$ 87,022	$ 84,851	$ 342,784
Gross profit	41,338	42,143	43,082	41,919	168,482
Net income	6,792	10,584	9,136	8,973	35,485
Diluted earnings per common share	$ 0.42	$ 0.65	$ 0.57	$ 0.56	$ 2.20

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"). The term disclosure controls and procedures means controls and other procedures of a Company that are designed to ensure the information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2013, the end of the period covered by this report (the Evaluation Date), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in the Company's reports filed under the Exchange Act. Although management believes the Company's existing disclosure controls and procedures are adequate to enable the Company to comply with its disclosure obligations, management continues to review and update such controls and procedures. The Company has a disclosure committee, which consists of certain members of the Company's senior management.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on that evaluation, management concluded that its internal control over financial reporting is effective as of August 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of WD-40 Company included in Item 15 of this report, has audited the effectiveness of WD-40 Company's internal control over financial reporting as of August 31, 2013, as stated in their report included in Item 15 of this report.

Changes in Internal Control over Financial Reporting

For the quarter ended August 31, 2013, there were no significant changes to the Company's internal control over financial reporting that materially affected, or would be reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this item is set forth under the headings "Security Ownership of Directors and Executive Officers," "Nominees for Election as Directors," "Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the 2013 Annual Meeting of Stockholders on December 10, 2013 ("Proxy Statement"), which information is incorporated by reference herein. Additional information concerning executive officers of the Registrant required by this item is included in this report following Item 4 of Part I under the heading, "Executive Officers of the Registrant."

The Registrant has a financial reporting code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the financial reporting code of ethics applicable to such persons may be found on the Registrant's internet website on the Officers and Directors link from the Investors page at www.wd40company.com.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to the Proxy Statement under the headings "Board of Directors Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Supplemental Death Benefit Plans and Supplemental Insurance Benefits" and "Change of Control Severance Agreements."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by this item is incorporated by reference to the Proxy Statement under the headings "Principal Security Holders" and "Security Ownership of Directors and Executive Officers."

Equity Compensation Plan Information

The following table provides information regarding shares of the Company's common stock authorized for issuance under equity compensation plans as of August 31, 2013:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	361,730[1]	$ 33.13[2]	1,987,876
Equity compensation plans not approved by security holders	n/a	n/a	n/a
	361,730[1]	$ 33.13[2]	1,987,876

[1] Includes 168,591 securities to be issued upon exercise of outstanding stock options; 151,728 securities to be issued pursuant to outstanding restricted stock units; 17,180 securities to be issued pursuant to outstanding performance share units ("PSUs") based on 100% of the target number of PSU shares to be issued upon achievement of the applicable performance measures specified for such PSUs; and 24,231 securities to be issued pursuant to outstanding market share units ("MSUs") based on 100% of the target number of MSU shares to be issued upon achievement of the applicable performance measure specified for such MSUs.

[2] Weighted average exercise price only applies to stock options outstanding of 168,591, which is included as a component of the number of securities to be issued upon exercise of outstanding options, warrants and rights.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Proxy Statement under the headings "Director Independence", "Audit Committee" and "Related Party Transactions Review and Oversight."

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated by reference to the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statement Schedules

		Page
(a)	Documents filed as part of this report	
(1)	Report of Independent Registered Public Accounting Firm	F-1
	Consolidated Balance Sheets	F-2
	Consolidated Statements of Operations	F-3
	Consolidated Statements of Comprehensive Income	F-4
	Consolidated Statements of Shareholders' Equity	F-5
	Consolidated Statements of Cash Flows	F-6
	Notes to Consolidated Financial Statements	F-7

(2) Financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
	Articles of Incorporation and Bylaws.
3(a)	Certificate of Incorporation, incorporated by reference from the Registrant's Form 10-K filed October 22, 2012, Exhibit 3(a) thereto.
3(b)	Amended and Restated Bylaws of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 25, 2012, Exhibit 3(b) thereto.
	Material Contracts.
	Executive Compensation Plans and Arrangements (Exhibits 10(a) through 10(o) are management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(b)).
10(a)	WD-40 Company 2007 Stock Incentive Plan, incorporated by reference from the Registrant's Form 10-K filed October 22, 2012, Exhibit 10(a) thereto.
10(b)	Fourth Amended and Restated WD-40 Company 1990 Incentive Stock Option Plan, incorporated by reference from the Registrant's Form 10-K filed October 16, 2009, Exhibit 10(a) thereto.
10(c)	WD-40 Directors' Compensation Policy and Election Plan dated October 15, 2013.
10(d)	Form of Indemnity Agreement between the Registrant and its executive officers and directors.
10(e)	Form of Market Share Unit Award Agreement, incorporated by reference from the Registrant's Form 8-K filed October 25, 2012, Exhibit 10(a) thereto.
10(f)	Form of Performance Share Unit Award Agreement for 2011 awards to executive officers under the WD-40 Company 2007 Stock Incentive Plan, incorporated by reference from the Registrant's Form 10-K filed October 22, 2012, Exhibit 10(e) thereto.
10(g)	Amended and Restated of WD-40 Company's Performance Incentive Compensation Plan, incorporated by reference from the Registrant's Proxy Statement filed November 1, 2012, Appendix A thereto.
10(h)	Form of WD-40 Company Supplemental Death Benefit Plan applicable to certain executive officers of the Registrant, incorporated by reference from the Registrant's Form 10-K filed October 18, 2010, Exhibit 10(f) thereto.
10(i)	Change of Control Severance Agreement between WD-40 Company and Garry O. Ridge dated February 14, 2006, incorporated by reference from the Registrant's Form 10-K filed October 20, 2011, Exhibit 10(h) thereto.
10(j)	Change of Control Severance Agreement between WD-40 Company and Michael J. Irwin dated February 14, 2006, incorporated by reference from the Registrant's Form 10-K filed October 20, 2011, Exhibit 10(i) thereto.
10(k)	Change of Control Severance Agreement between WD-40 Company and Michael L. Freeman dated February 14, 2006, incorporated by reference from the Registrant's Form 10-K filed October 20, 2011, Exhibit 10(j) thereto.

10(l)	Change of Control Severance Agreement between WD-40 Company and Geoffrey J. Holdsworth dated February 14, 2006, incorporated by reference from the Registrant's Form 10-K filed October 20, 2011, Exhibit 10(h) thereto.
10(m)	Change of Control Severance Agreement between WD-40 Company and Graham P. Milner dated February 14, 2006, incorporated by reference from the Registrant's Form 10-K filed October 20, 2011, Exhibit 10(l) thereto.
10(n)	Change of Control Severance Agreement between WD-40 Company and William B. Noble dated February 14, 2006, incorporated by reference from the Registrant's Form 10-K filed October 20, 2011, Exhibit 10(m) thereto.
10(o)	Change of Control Severance Agreement between WD-40 Company and Jay Rembolt dated October 16, 2008, incorporated by reference from the Registrant's Form 10-K filed October 23, 2008, Exhibit 10(m) thereto.
10(p)	Credit Agreement dated June 17, 2011 among WD-40 Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed June 17, 2011, Exhibit 10(a) thereto.
10(q)	First Amendment to Credit Agreement dated January 7, 2013 among WD-40 Company and Bank of America, N.A., incorporated by reference from the Registrants's Form 10-Q filed January 9, 2013, Exhibit 10(b) thereto.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm dated October 22, 2013.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Labels Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WD-40 COMPANY
Registrant

/s/ JAY W. REMBOLT
JAY W. REMBOLT
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: October 22, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ GARRY O. RIDGE
GARRY O. RIDGE
Chief Executive Officer and Director
(Principal Executive Officer)
Date: October 22, 2013

/s/ GILES H. BATEMAN
GILES H. BATEMAN, Director
Date: October 22, 2013

/s/ PETER D. BEWLEY
PETER D. BEWLEY, Director
Date: October 22, 2013

/s/ RICHARD A. COLLATO
RICHARD A. COLLATO, Director
Date: October 22, 2013

/s/ MARIO L. CRIVELLO
MARIO L. CRIVELLO, Director
Date: October 22, 2013

/s/ LINDA A. LANG
LINDA A. LANG, Director
Date: October 22, 2013

/s/ GREGORY A. SANDFORT
GREGORY A. SANDFORT, Director
Date: October 22, 2013

/s/ NEAL E. SCHMALE
NEAL E. SCHMALE, Director
Date: October 22, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of WD-40 Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of WD-40 Company and its subsidiaries at August 31, 2013 and August 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Diego, CA
October 22, 2013

WD-40 COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	August 31, 2013	August 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 53,434	$ 69,719
Short-term investments	37,516	1,033
Trade accounts receivable, less allowance for doubtful accounts of $540 and $391 at August 31, 2013 and 2012, respectively	56,878	55,491
Inventories	32,433	29,797
Current deferred tax assets, net	5,672	5,551
Other current assets	6,210	4,526
Total current assets	192,143	166,117
Property and equipment, net	8,535	9,063
Goodwill	95,236	95,318
Other intangible assets, net	24,292	27,685
Other assets	2,858	2,687
Total assets	$ 323,064	$ 300,870
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 19,693	$ 21,242
Accrued liabilities	16,562	16,492
Revolving credit facility	63,000	45,000
Accrued payroll and related expenses	17,244	5,904
Income taxes payable	1,146	807
Total current liabilities	117,645	89,445
Long-term deferred tax liabilities, net	24,011	24,007
Deferred and other long-term liabilities	1,901	1,956
Total liabilities	143,557	115,408
Shareholders' equity:		
Common stock — authorized 36,000,000 shares, $0.001 par value; 19,392,979 and 19,208,845 shares issued at August 31, 2013 and 2012, respectively; and 15,285,536 and 15,697,534 shares outstanding at August 31, 2013 and 2012, respectively	19	19
Additional paid-in capital	133,239	126,210
Retained earnings	214,034	193,265
Accumulated other comprehensive loss	(5,043)	(2,727)
Common stock held in treasury, at cost — 4,107,443 and 3,511,311 shares at August 31, 2013 and 2012, respectively	(162,742)	(131,305)
Total shareholders' equity	179,507	185,462
Total liabilities and shareholders' equity	$ 323,064	$ 300,870

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net sales	$ 368,548	$ 342,784	$ 336,409
Cost of products sold	179,385	174,302	168,297
Gross profit	189,163	168,482	168,112
Operating expenses:			
Selling, general and administrative	104,378	88,918	87,311
Advertising and sales promotion	24,811	25,702	25,132
Amortization of definite-lived intangible assets	2,260	2,133	1,537
Impairment of definite-lived intangible assets	1,077	-	-
Total operating expenses	132,526	116,753	113,980
Income from operations	56,637	51,729	54,132
Other income (expense):			
Interest income	506	261	228
Interest expense	(693)	(729)	(1,076)
Other income (expense), net	417	(348)	247
Income before income taxes	56,867	50,913	53,531
Provision for income taxes	17,054	15,428	17,098
Net income	$ 39,813	$ 35,485	$ 36,433
Earnings per common share:			
Basic	$ 2.55	$ 2.22	$ 2.16
Diluted	$ 2.54	$ 2.20	$ 2.14
Shares used in per share calculations:			
Basic	15,517	15,914	16,803
Diluted	15,619	16,046	16,982

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net income	$ 39,813	$ 35,485	$ 36,433
Other comprehensive (loss) income:			
Foreign currency translation adjustment	(2,316)	(2,369)	3,976
Total comprehensive income	$ 37,497	$ 33,116	$ 40,409

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balance at August 31, 2010	18,251,142	$ 18	$ 93,101	$ 157,805	$ (4,334)	1,563,498	$ (50,066)	$ 196,524
Issuance of common stock upon settlements of stock-based equity awards	697,726	1	19,523					19,524
Stock-based compensation			3,033					3,033
Tax benefits from settlements of stock-based equity awards			1,365					1,365
Cash dividends ($1.08 per share)				(18,230)				(18,230)
Acquisition of treasury stock						1,017,457	(41,399)	(41,399)
Foreign currency translation adjustment					3,976			3,976
Net income				36,433				36,433
Balance at August 31, 2011	18,948,868	$ 19	$ 117,022	$ 176,008	$ (358)	2,580,955	$ (91,465)	$ 201,226
Issuance of common stock upon settlements of stock-based equity awards	259,977		5,710					5,710
Stock-based compensation			2,769					2,769
Tax benefits from settlements of stock-based equity awards			709					709
Cash dividends ($1.14 per share)				(18,228)				(18,228)
Acquisition of treasury stock						930,356	(39,840)	(39,840)
Foreign currency translation adjustment					(2,369)			(2,369)
Net income				35,485				35,485
Balance at August 31, 2012	19,208,845	$ 19	$ 126,210	$ 193,265	$ (2,727)	3,511,311	$ (131,305)	$ 185,462
Issuance of common stock upon settlements of stock-based equity awards	184,134		3,685					3,685
Stock-based compensation			2,453					2,453
Tax benefits from settlements of stock-based equity awards			891					891
Cash dividends ($1.22 per share)				(19,044)				(19,044)
Acquisition of treasury stock						596,132	(31,437)	(31,437)
Foreign currency translation adjustment					(2,316)			(2,316)
Net income				39,813				39,813
Balance at August 31, 2013	19,392,979	$ 19	$ 133,239	$ 214,034	$ (5,043)	4,107,443	$ (162,742)	$ 179,507

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended August 31,		
	2013	2012	2011
Operating activities:			
Net income	$ 39,813	$ 35,485	$ 36,433
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,359	4,869	4,386
Impairment of definite-lived intangible assets	1,077	-	-
Net losses on sales and disposals of property and equipment	3	67	154
Deferred income tax	(1,004)	367	2,831
Excess tax benefits from settlements of stock-based equity awards	(850)	(671)	(1,195)
Stock-based compensation	2,453	2,769	3,033
Unrealized foreign currency exchange losses, net	1,113	2,112	469
Provision for bad debts	511	157	162
Changes in assets and liabilities:			
Trade accounts receivable	(3,800)	226	(9,776)
Inventories	(2,829)	(12,347)	(2,654)
Other assets	(1,998)	(64)	2,795
Accounts payable and accrued liabilities	(886)	3,206	657
Accrued payroll and related expenses	10,362	(2,794)	(7,802)
Income taxes payable	2,284	1,412	2,661
Deferred and other long-term liabilities	(39)	(545)	(2,145)
Net cash provided by operating activities	51,569	34,249	30,009
Investing activities:			
Purchases of property and equipment	(2,854)	(3,765)	(2,875)
Proceeds from sales of property and equipment	158	1,167	170
Purchases of short-term investments	(38,838)	(1,029)	(515)
Maturities of short-term investments	2,000	514	-
Net cash used in investing activities	(39,534)	(3,113)	(3,220)
Financing activities:			
Repayments of long-term debt	-	(10,715)	(10,714)
Proceeds from revolving credit facility	18,000	114,550	5,000
Repayments of revolving credit facility	-	(69,550)	(5,000)
Dividends paid	(19,044)	(18,228)	(18,230)
Proceeds from issuance of common stock	4,791	7,030	20,215
Treasury stock purchases	(31,437)	(39,840)	(41,399)
Excess tax benefits from settlements of stock-based equity awards	850	671	1,195
Net cash used in financing activities	(26,840)	(16,082)	(48,933)
Effect of exchange rate changes on cash and cash equivalents	(1,480)	(1,728)	2,609
Net (decrease) increase in cash and cash equivalents	(16,285)	13,326	(19,535)
Cash and cash equivalents at beginning of period	69,719	56,393	75,928
Cash and cash equivalents at end of period	$ 53,434	$ 69,719	$ 56,393
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 698	$ 642	$ 986
Income taxes, net of tax refunds received	$ 16,614	$ 13,240	$ 11,424

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

WD-40 Company ("the Company"), based in San Diego, California, is a global consumer products company dedicated to delivering unique, high value and easy-to-use solutions for a wide variety of maintenance needs of "doer" and "on-the-job" users by leveraging and building upon the Company's fortress of brands. The Company markets multi-purpose maintenance products – under the WD-40®, 3-IN-ONE®, and BLUE WORKS® brand names. Currently included in the WD-40 brand are the WD-40 multi-use product and the WD-40 Specialist® and WD-40 Bike™ product lines. The Company launched the WD-40 Specialist product line in the United States ("U.S.") during the first quarter of fiscal year 2012 and continued to launch the product line in Canada and select countries in Latin America, Asia and Europe throughout fiscal years 2012 and 2013. The WD-40 Specialist product line has contributed to sales of the multi-purpose maintenance products since its initial launch. In the fourth quarter of fiscal year 2012, the Company developed the WD-40 Bike product line, which is focused on a comprehensive line of bicycle maintenance products that include wet and dry chain lubricants, heavy-duty degreasers, foaming bike wash and frame protectants that are designed specifically for the avid cyclist, bike enthusiasts and mechanics. The Company also markets the following homecare and cleaning brands: X-14® mildew stain remover and automatic toilet bowl cleaners, 2000 Flushes® automatic toilet bowl cleaners, Carpet Fresh® and No Vac® rug and room deodorizers, Spot Shot® aerosol and liquid carpet stain removers, 1001® household cleaners and rug and room deodorizers and Lava® and Solvol® heavy-duty hand cleaners.

The Company's brands are sold in various locations around the world. Multi-purpose maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K."), Australia and the Pacific Rim. The Company's products are sold primarily through mass retail and home center stores, warehouse club stores, grocery stores, hardware stores, automotive parts outlets, sport retailers, independent bike dealers and industrial distributors and suppliers.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Supplier Risk

The Company relies on a limited number of suppliers, including single or sole source suppliers for certain of its raw materials, packaging, product components and other necessary supplies. Where possible and where it makes business sense, the Company works with secondary or multiple suppliers to qualify additional supply sources. To date, the Company has been able to obtain adequate supplies of these materials which are used in the production of its multipurpose maintenance products and homecare and cleaning products in a timely manner from existing sources.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Short-term Investments

Short-term investments include securities with stated or callable maturities of three to no more than twelve months. The Company's short-term investments consisted of term deposits and callable time deposits with a carrying value of $37.5 million and $1.0 million at August 31, 2013 and 2012, respectively. These term deposits were subject to penalty for early redemption before their maturity.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance for doubtful accounts based on historical write-off experience and the identification of specific balances deemed uncollectable. Trade accounts receivable are charged off against the allowance when the Company believes it is probable that the trade accounts receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers. Allowance for doubtful accounts related to the Company's trade accounts receivable were not significant at August 31, 2013 and 2012.

Inventories

Inventories are stated at the lower of cost (as determined based on the average cost method) or market. When necessary, the Company adjusts the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose of such inventory. Appropriate consideration is given by the Company to obsolescence, excessive inventory levels, product deterioration and other factors when evaluating net realizable value for the purposes of determining the lower of cost or market.

Included in inventories are amounts for certain raw materials and components that the Company has provided to its third-party contract manufacturers but that remain unpaid to the Company as of the balance sheet date. The Company's contract manufacturers package products to the Company's specifications and, upon order from the Company, ship ready-to-sell inventory to either the Company's third-party distribution centers or directly to its customers. The Company transfers certain raw materials and components to these contract manufacturers for use in the manufacturing process. Contract manufacturers are obligated to pay the Company for these raw materials and components upon receipt. Amounts receivable from the contract manufacturers as of the balance sheet date related to transfers of these raw materials and components by the Company to its contract manufacturers are considered product held at third-party contract manufacturers and are included in inventories in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method based upon estimated useful lives of ten to forty years for buildings and improvements, three to fifteen years for machinery and equipment, three to five years for vehicles, three to ten years for furniture and fixtures and three to five years for software and computer equipment. Depreciation expense totaled $3.1 million for fiscal year 2013 and $2.7 million for each of fiscal years 2012 and 2011. These amounts include factory depreciation expense recognized as cost of products sold totaling $1.2 million for fiscal year 2013 and $1.1 million for each of fiscal years 2012 and 2011.

Software

The Company capitalizes costs related to computer software obtained or developed for internal use. Software obtained for internal use has generally been enterprise-level business and finance software that the Company customizes to meet its specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, which are generally three to five years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired. The carrying value of goodwill is reviewed for possible impairment in accordance with the authoritative guidance on goodwill, intangibles and other. The Company assesses possible impairments to goodwill at least annually during its second fiscal quarter and otherwise when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. In performing the annual impairment test of its goodwill, the Company considers the fair value concepts of a market participant and the highest and best use for its intangible assets.

In accordance with Accounting Standards Update ("ASU") No. 2011-08, *"Testing Goodwill for Impairment"*, companies are permitted to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, after assessing qualitative factors, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If deemed necessary, a two-step quantitative test is performed to identify the potential impairment and to measure the amount of goodwill impairment, if any. Any required impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations. In addition to the annual impairment test, goodwill is evaluated each reporting period to determine whether events and circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

Long-lived Assets

The Company's long-lived assets consist of property and equipment and definite-lived intangible assets. Long-lived assets are depreciated or amortized, as applicable, on a straight-line basis over their estimated useful lives. The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and/or its remaining useful life may no longer be appropriate. Any required impairment loss would be measured as the amount by which the asset's carrying amount exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing market participants and would be recorded as a reduction in the carrying amount of the related asset and a charge to results of operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset.

During the fourth quarter of fiscal year 2013, the Company recorded a non-cash, before tax impairment charge of $1.1 million to reduce the carrying value of the 2000 Flushes trade name intangible asset to its fair value. For additional details, refer to the information set forth in Note 6 – Goodwill and Other Intangible Assets. No impairments to its long-lived assets were identified by the Company during fiscal years 2012 or 2011.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, trade accounts receivable, accounts payable, short-term borrowings and foreign currency exchange contracts. The carrying amounts of these financial instruments approximate their fair values due to their short-term maturities.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company's policy is to place its cash in high credit quality financial institutions, in investments that include demand deposits, term deposits and callable time deposits. The Company's trade accounts receivable are derived from customers located in North America, South America, Asia-Pacific and Europe. The Company limits its credit exposure from trade accounts receivable by performing on-going credit evaluations of customers, as well as insuring its trade accounts receivable in selected markets.

Insurance Coverage

The Company carries insurance policies to cover insurable risks such as property damage, business interruption, product liability, workers' compensation and other risks, with coverage and other terms that it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions. The Company does not maintain self-insurance with respect to its material risks; therefore, the Company has not provided for self-insurance reserves as of August 31, 2013 and 2012.

Revenue Recognition and Sales Incentives

Sales are recognized as revenue at the time of delivery to the customer when risks of loss and title have passed. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts.

The Company records the costs of promotional activities such as sales incentives, trade promotions, coupon offers and cash discounts that are given to its customers as a reduction of sales in its consolidated statements of operations.

The Company offers on-going trade promotion programs with customers and consumer coupon programs that require the Company to estimate and accrue the expected costs for such programs. Programs include cooperative marketing programs, shelf price reductions, coupons, rebates, consideration and allowances given to retailers for shelf space and/or favorable display positions in their stores and other promotional activities. Costs related to rebates, cooperative advertising and other promotional activities are recorded as a reduction to sales upon delivery of the Company's products to its customers. Coupon costs are based upon historical redemption rates and are recorded as a reduction to sales as incurred, which is when the coupons are circulated.

Cost of Products Sold

Cost of products sold primarily includes the cost of products manufactured on the Company's behalf by its third-party contract manufacturers, net of volume and other rebates. Cost of products sold also includes the costs to manufacture WD-40 concentrate, which is done at the Company's own facilities or at third-party contract manufacturers. When the concentrate is manufactured by the Company, cost of products sold includes direct labor, direct materials and supplies; in-bound freight costs related to purchased raw materials and finished product; and depreciation of machinery and equipment used in the manufacturing process.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to selling the Company's products, such as the cost of the sales force and related sales and broker commissions; shipping and handling costs paid to third-party companies to distribute finished goods from the Company's third-party contract manufacturers and distribution centers to its customers; other general and administrative costs related to the Company's business such as general overhead, legal and accounting fees, insurance, and depreciation; and other employee-related costs to support marketing, human resources, finance, supply chain, information technology and research and development activities.

Shipping and Handling Costs

Shipping and handling costs associated with in-bound freight are generally included in cost of sales, whereas shipping and handling costs associated with out-bound transportation are included in selling, general and administrative expenses and are recorded at the time of shipment of product to the Company's customers. Out-bound shipping and handling costs were $15.7 million, $15.4 million and $15.0 million for fiscal years 2013, 2012 and 2011, respectively.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses are expensed as incurred. Advertising and sales promotion expenses include costs associated with promotional activities that the Company pays to third parties, which include costs for advertising (television, print media and internet), administration of coupon programs, consumer promotions, product demonstrations, public relations, agency costs, package design expenses and market research costs.

Research and Development

The Company is involved in research and development efforts that include the ongoing development or innovation of new products and the improvement, extension or renovation of existing products or product lines. All research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses were $7.2 million, $5.1 million and $5.5 million in fiscal years 2013, 2012 and 2011, respectively. These expenses include costs associated with general research and development activities, as well as those associated with internal staff, overhead, design testing, market research and consultants.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

U.S. federal income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. U.S. federal income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely based on the capital needs of the foreign subsidiaries and reassesses this determination each reporting period. Changes to the Company's determination may be warranted based on the Company's experience as well as its plans regarding future international operations and expected remittances.

Foreign Currency

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during each reporting period. Gains and losses from translation are included in accumulated other comprehensive income or loss. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included as other income (expense) in the Company's consolidated statements of operations. The Company had $0.4 million of net gains, $0.3 million of net losses and $0.2 million of net gains in foreign currency transactions during fiscal years 2013, 2012 and 2011, respectively.

In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates. The Company's U.K. subsidiary, whose functional currency is Pound Sterling, utilizes foreign currency forward contracts to limit its exposure in converting forecasted cash balances denominated in non-functional currencies. The principal currency affected is the Euro. The Company regularly monitors its foreign currency exchange rate exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

Foreign currency forward contracts are carried at fair value, with net realized and unrealized gains and losses recognized currently in other income (expense) in the Company's consolidated statements of operations. Cash flows from settlements of foreign currency forward contracts are included in operating activities in the consolidated statements of cash flows. Foreign currency forward contracts in an asset position at the end of the reporting period are included in other current assets, while foreign currency forward contracts in a liability position at the end of the reporting period are included in accrued liabilities in the Company's consolidated balance sheets. At August 31, 2013, the Company had a notional amount of $9.5 million outstanding in foreign currency forward contracts, which mature from September 2013 through December 2013. Unrealized net gains related to foreign currency forward contracts were not significant at August 31, 2013 and 2012.

Earnings per Common Share

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities that are required to be included in the computation of earnings per common share pursuant to the two-class method. Accordingly, the Company's outstanding unvested, if any, and outstanding vested restricted stock units that provide such nonforfeitable rights to dividend equivalents are included as participating securities in the calculation of earnings per common share ("EPS") pursuant to the two-class method.

The Company calculates EPS using the two-class method, which provides for an allocation of net income between common stock and other participating securities based on their respective participation rights to share in dividends. Basic EPS is calculated by dividing net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Net income available to common shareholders for the period includes dividends paid to common shareholders during the period plus a proportionate share of undistributed net income allocable to common shareholders for the period; the proportionate share of undistributed net income allocable to common shareholders for the period is based on the proportionate share of total weighted-average common shares and participating securities outstanding during the period.

Diluted EPS is calculated by dividing net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the period increased by the weighted-average number of potentially dilutive common shares (dilutive securities) that were outstanding during the period if the effect is dilutive. Dilutive securities are comprised of stock options, restricted stock units, performance share units and market share units granted under the Company's prior stock option plan and current equity incentive plan.

Stock-based Compensation

The Company accounts for stock-based equity awards exchanged for employee and non-employee director services in accordance with the authoritative guidance for share-based payments. Under such guidance, stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of estimated forfeitures, over the requisite service period. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award.

The fair value of stock options is determined using a Black-Scholes option pricing model. The fair values of restricted stock unit awards and performance share unit awards are based on the fair value of the Company's common stock on the date that such awards are granted. The fair value of market share unit awards is determined using a Monte Carlo simulation model. For the performance share unit awards, the Company adjusts the compensation expense over the service period based upon the expected achievement level of the applicable performance conditions. As the grant date fair value of market share unit awards reflects the probabilities of the actual number of such awards expected to vest, compensation expense for such awards is not adjusted based on the expected achievement level of the applicable performance condition. An estimated forfeiture rate is applied and included in the calculation of stock-based compensation expense at the time that the stock-based equity awards are granted and revised, if necessary, in subsequent periods if actual forfeiture rates differ from those estimates. Compensation expense related to the Company's stock-based equity awards is recorded as selling, general and administrative expenses in the Company's consolidated statements of operations.

The Company calculates its windfall tax benefits additional paid-in capital pool that is available to absorb tax deficiencies in accordance with the short-cut method provided for by the authoritative guidance for share-based payments. As of August 31, 2013, the Company determined that it has a remaining pool of windfall tax benefits.

Segment Information

The Company discloses certain information about its business segments, which are determined consistent with the way the Company's Chief Operating Decision Maker ("CODM") organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company is organized on the basis of geographical locations. In addition, the CODM assesses and measures on revenue based on product groups.

Recently Adopted Accounting Standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued ASU No. 2013-02, "*Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*", which is effective for reporting periods beginning after December 15, 2012. This authoritative guidance was issued to improve the reporting of reclassifications out of accumulated other comprehensive income ("AOCI"). This guidance requires companies to provide information about the amounts reclassified out of AOCI either in a single note or on the face of the financial statements. Significant amounts reclassified out of AOCI should be presented by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For amounts not required to be reclassified in their entirety to net income, a cross-reference to other disclosures provided for in accordance with U.S. GAAP is required. The adoption of this new authoritative guidance did not have an impact on the Company's consolidated financial statement disclosures.

In June 2011, the FASB issued updated authoritative guidance to amend the presentation of comprehensive income. Under these new presentation rules, companies have the option to present other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated authoritative guidance on comprehensive income is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The amendments in this guidance also require that reclassifications from other comprehensive income to net income be presented on the face of the consolidated financial statements, but this portion of the guidance was indefinitely deferred in accordance with ASU No. 2011-12 which was issued by the FASB in December 2011. In September 2012, the Company adopted this updated authoritative guidance and elected to present comprehensive income in two separate but consecutive statements as part of its consolidated financial statements. Other than a change in presentation, the adoption of this new authoritative guidance did not have an impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

In July 2013, the FASB issued ASU No. 2013-11, "*Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*", which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new rules require companies to present in the financial statements an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward except to the extent such items are not available or not intended to be used at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position. In such instances, the unrecognized tax benefit is required to be presented in the financial statements as a liability and not be combined with deferred tax assets. The Company is currently evaluating this updated authoritative guidance, but it does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In December 2011, the FASB issued ASU No. 2011-11, "*Disclosures about Offsetting Assets and Liabilities*", which is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. This authoritative guidance was issued to enhance disclosure requirements on offsetting financial assets and liabilities. The new rules require companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to a netting arrangement. In January 2013, the FASB further issued ASU No. 2013-01, "*Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*" to address implementation issues surrounding the scope of ASU No. 2011-11 and to clarify the scope of the offsetting disclosures and address any unintended consequences. The Company has evaluated this updated authoritative guidance, and it does not expect the adoption of this guidance to have a material impact on its consolidated financial statement disclosures.

Note 3. Fair Value Measurements

Financial Assets and Liabilities

The Company categorizes its financial assets and liabilities measured at fair value into a hierarchy that categorizes fair value measurements into the following three levels based on the types of inputs used in measuring their fair value:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or observable inputs that are corroborated by market data; and
Level 3: Unobservable inputs reflecting the Company's own assumptions.

The Company's financial assets are summarized below, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	August 31, 2013			
	Total	Level 1	Level 2	Level 3
Assets:				
Time deposits	$ 17,203	$ -	$ 17,203	$ -
Term deposits	894	-	894	-
Callable time deposits	36,622	-	36,622	-
Total	$ 54,719	$ -	$ 54,719	$ -

	August 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets:				
Money market funds	$ 4,025	$ -	$ 4,025	$ -
Term deposits	1,033	-	1,033	-
Total	$ 5,058	$ -	$ 5,058	$ -

Money market funds and time deposits are highly liquid investments classified as cash equivalents and term deposits and callable time deposits are classified as short-term investments in the Company's consolidated balance sheets at August 31, 2013 and 2012.

The carrying values of term deposits, time deposits and callable time deposits are recorded at cost, which approximates fair value that is based on third party quotations of similar assets in active markets, and are thus classified as Level 2 within the fair value hierarchy.

The carrying values of trade accounts receivable, accounts payable and the revolving line of credit approximate their fair values due to their short-term maturities.

Nonfinancial Assets and Liabilities

The Company's nonfinancial assets and liabilities are recognized at fair value subsequent to initial recognition when they are deemed to be impaired. There were no nonfinancial assets and liabilities deemed to be impaired and measured at fair value on a nonrecurring basis as of August 31, 2013 and 2012, with the exception of the 2000 Flushes trade name, for which an impairment charge of $1.1 million was recorded to in the fourth quarter of fiscal year 2013. For additional details, refer to the information set forth in Note 6 – Goodwill and Other Intangible Assets.

Note 4. Inventories

Inventories consisted of the following (in thousands):

	August 31, 2013	August 31, 2012
Product held at third-party contract manufacturers	$ 3,790	$ 4,142
Raw materials and components	4,597	4,093
Work-in-process	18	347
Finished goods	24,028	21,215
Total	$ 32,433	$ 29,797

Note 5. Property and Equipment

Property and equipment, net, consisted of the following (in thousands):

	August 31, 2013	August 31, 2012
Machinery, equipment and vehicles	$ 12,035	$ 12,517
Buildings and improvements	3,781	3,574
Computer and office equipment	3,389	3,270
Software	5,997	5,530
Furniture and fixtures	1,285	1,229
Land	283	287
Subtotal	26,770	26,407
Less: accumulated depreciation and amortization	(18,235)	(17,344)
Total	$ 8,535	$ 9,063

Note 6. Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amounts of goodwill by segment (in thousands):

	Americas	EMEA	Asia-Pacific	Total
Balance as of August 31, 2011	$ 85,578	$ 8,663	$ 1,211	$ 95,452
Translation adjustments	(20)	(114)	-	(134)
Balance as of August 31, 2012	85,558	8,549	1,211	95,318
Translation adjustments	(13)	(69)	-	(82)
Balance as of August 31, 2013	$ 85,545	$ 8,480	$ 1,211	$ 95,236

During the second quarter of fiscal year 2013, the Company performed its annual goodwill impairment test. The annual goodwill impairment test was performed at the reporting unit level as required by the authoritative guidance. Under updated authoritative guidance which was issued by the FASB in September 2011, companies are permitted to perform a qualitative assessment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company early adopted the provisions of this new guidance in conjunction with its second quarter of fiscal year 2012 annual goodwill impairment test and it performed a qualitative assessment of all reporting units of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing this qualitative assessment, the Company assessed relevant events and circumstances that may impact the fair value and the carrying amount of each of its reporting units. Factors that were considered included, but were not limited to, the following: (1) macroeconomic conditions; (2) industry and market conditions; (3) overall financial performance and expected financial performance; (4) other entity specific events, such as changes in management or key personnel; and (5) events affecting the Company's reporting units, such as a change in the composition of net assets or any expected dispositions. Based on the results of this qualitative assessment, the Company determined that it is more likely than not that the carrying value of each of its reporting units is less than its fair value and, thus, the two-step quantitative analysis was not required. As a result, the Company concluded that no impairment of its goodwill existed as of February 28, 2013.

In addition, there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its goodwill subsequent to February 28, 2013. To date, there have been no impairment losses identified and recorded related to the Company's goodwill.

Definite-lived Intangible Assets

The Company's definite-lived intangible assets, which include the 2000 Flushes, Spot Shot, Carpet Fresh, X-14 and 1001 trade names, are included in other intangible assets, net in the Company's consolidated balance sheets. The following table summarizes the definite-lived intangible assets and the related accumulated amortization and impairment (in thousands):

	August 31, 2013	August 31, 2012
Gross carrying amount	$ 34,615	$ 34,689
Accumulated amortization	(9,124)	(6,943)
Accumulated impairment of intangible assets	(1,077)	-
Translation adjustments	(122)	(61)
Net carrying amount	$ 24,292	$ 27,685

In April 2013, the Company determined based on its review of events and circumstances that there were indicators that the carrying values of its 2000 Flushes, Spot Shot, Carpet Fresh and X-14 trade name definite-lived intangible assets may not be fully recoverable. The specific event which existed for each of the trade names was related to the Company's evaluation work which it started in late April 2013 and was an outcome of discussions with the Board of Directors in March 2013 to explore the strategic alternatives for these homecare and cleaning products in the Americas segment. As a result of this work being performed by the Company starting in late April 2013, it was determined that there was a likelihood of more than 50% that these trade names in certain locations will be sold or otherwise disposed of significantly before the end of their previously estimated useful lives. As a result, management performed the Step 1 recoverability test under Accounting Standards Codification 360-10-35,

Impairment or Disposal of Long-Lived Assets, for each of these trade names. In performing the Step 1 recoverability test, the Company compared the carrying value of each asset group, which was determined to be at the trade name level, to the total of the undiscounted cash flows expected to be received over the remaining useful life of each trade name asset group. Based on the results of this recoverability test, the Company determined that the total of the undiscounted cash flows exceeded the carrying value for each of these asset groups and that no impairment existed for any of these trade names as of May 31, 2013. In addition, in conjunction with performing this recoverability analysis, the Company also performed an evaluation of the remaining useful life for each of these trade names to determine if they were still appropriate as of May 31, 2013. Based on the results of this evaluation, the Company also determined that it was appropriate to reduce the remaining useful life of the 2000 Flushes trade name from fourteen years and ten months to seven years effective on May 1, 2013. Consequently, the Company began to amortize this trade name on a straight-line basis over its new remaining useful life effective on May 1, 2013. The Company determined that no reduction of the remaining useful lives for the Spot Shot, Carpet Fresh, X-14 and 1001 trade names were warranted as a result of this evaluation.

During the fourth quarter of fiscal year 2013, as part of the Company's ongoing evaluation of potential strategic alternatives for certain of its homecare and cleaning products, the Company further determined based on its review of events and circumstances that there were indicators of impairment for the Carpet Fresh and 2000 Flushes trade names. Management accordingly performed the Step 1 recoverability test for these two trade names and based on the results of this analysis, it was determined that the total of the undiscounted cash flows significantly exceeded the carrying value for the Carpet Fresh asset group and that no impairment existed for this trade name as of August 31, 2013. However, the Step 1 analysis indicated that the carrying value of the asset group for the 2000 Flushes exceeded its undiscounted future cash flows, and consequently, a second phase of the impairment test ("Step 2") was performed specific to the 2000 Flushes trade name to determine whether this trade name is impaired. The 2000 Flushes trade name failed Step 1 in the fourth quarter analysis primarily driven by changes in management's current expectations for future growth and profitability for the 2000 Flushes trade name as compared to those used in the previous Step 1 analysis. In performing the Step 2 analysis, the Company determined the fair value of the asset group utilizing the income approach, which is based on the present value of the estimated future cash flows. The calculation that is prepared in order to determine the estimated fair value of an asset group requires management to make assumptions about key inputs in the estimated cash flows, including long-term forecasts, discount rates and terminal growth rates. In estimating the fair value of the 2000 Flushes trade name, the Company applied a discount rate of 11.3%, annual revenue growth rates ranging from negative 13.6% to positive 1.5% and a long-term terminal growth rate of 1.5%. Cash flow projections used were based on management's estimates of revenue growth rates, contribution margins and earnings before income taxes, depreciation and amortization ("EBITDA"). The discount rate used was based on the weighted-average cost of capital. The Company also considered the fair value concepts of a market participant and thus all amounts included in the long-term forecast reflect management's best estimate of what a market participant could realize over the projection period. After taking all of these factors into consideration, the estimated fair value of the asset group was then compared to the carrying value of the 2000 Flushes trade name asset group to determine the amount of the impairment. The inputs used in the impairment fair value analysis fall within Level 3 of the fair value hierarchy due to the significant unobservable inputs used to determine fair value. Based on the results of this Step 2 analysis, the 2000 Flushes asset group's estimated fair value was determined to be lower than its carrying value. Consequently, the Company recorded a non-cash, before tax impairment charge of $1.1 million in the fourth quarter of fiscal year 2013 to reduce the carrying value of the 2000 Flushes asset to its fair value of $7.9 million.

An intangible asset valuation is dependent on a number of significant estimates and assumptions, including macroeconomic conditions, overall category growth rates, sales growth rates, cost containment and margin expansion and expense levels for advertising and promotions and general overhead, all of which must be developed from a market participant standpoint. While the Company believes that the estimates and assumptions used in its analyses are reasonable, actual events and results could differ substantially from those included in the valuation. In the event that business conditions change in the future, the Company may be required to reassess and update its forecasts and estimates used in subsequent impairment analyses. If the results of these future analyses are lower than current estimates, an additional impairment charge may result at that time.

There were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its 1001 trade name intangible asset for the quarter ended August 31, 2013 and thus the Step 1 recoverability test was not performed for this trade name.

Changes in the carrying amounts of definite-lived intangible assets by segment are summarized below (in thousands):

	Americas	EMEA	Asia-Pacific	Total
Balance as of August 31, 2011	$ 26,413	$ 3,520	$ -	$ 29,933
Amortization expense	(1,861)	(272)	-	(2,133)
Translation adjustments	162	(277)	-	(115)
Balance as of August 31, 2012	24,714	2,971	-	27,685
Amortization expense	(2,101)	(159)	-	(2,260)
Impairment of intangible assets	(1,077)	-	-	(1,077)
Translation adjustments	-	(56)	-	(56)
Balance as of August 31, 2013	$ 21,536	$ 2,756	$ -	$ 24,292

The estimated amortization expense for the Company's definite-lived intangible assets in future fiscal years is as follows (in thousands):

	Trade Names
Fiscal year 2014	$ 2,365
Fiscal year 2015	2,365
Fiscal year 2016	2,365
Fiscal year 2017	2,365
Fiscal year 2018	2,365
Thereafter	12,467
Total	$ 24,292

Included in the total estimated future amortization expense is the amortization expense for the 1001 trade name intangible asset, which is based on current foreign currency exchange rates, and as a result amounts in future periods may differ from those presented due to fluctuations in those rates.

Note 7. Accrued and Other Liabilities

Accrued liabilities consisted of the following (in thousands):

	August 31, 2013	August 31, 2012
Accrued advertising and sales promotion expenses	$ 9,986	$ 9,963
Accrued professional services fees	1,358	1,006
Accrued sales taxes	1,494	839
Accrued other taxes	368	1,243
Other	3,356	3,441
Total	$ 16,562	$ 16,492

Accrued payroll and related expenses consisted of the following (in thousands):

	August 31, 2013	August 31, 2012
Accrued bonuses	$ 9,847	$ 1,034
Accrued payroll	2,048	1,802
Accrued profit sharing	2,739	1,714
Accrued payroll taxes	1,991	892
Other	619	462
Total	$ 17,244	$ 5,904

Deferred and other long-term liabilities consisted of the following (in thousands):

	August 31, 2013	August 31, 2012
Supplemental employee retirement plan benefits liability	$ 548	$ 598
Other income taxes payable	1,243	1,297
Other	110	61
Total	$ 1,901	$ 1,956

Note 8. Debt

Revolving Credit Facility

On June 17, 2011, the Company entered into an unsecured credit agreement with Bank of America, N.A. ("Bank of America"). The agreement consisted of a $75.0 million three-year revolving credit facility. Under the terms of the credit facility agreement, the Company may initiate loans in U.S. dollars or in foreign currencies from time to time during the three-year period, which was set to expire on June 17, 2014. Per the terms of the agreement, all loans denominated in U.S. dollars will accrue interest at the bank's Prime rate or at LIBOR plus a predetermined margin and all loans denominated in foreign currencies will accrue interest at LIBOR plus the same predetermined margin (together with any applicable mandatory liquid asset costs imposed by non-U.S. banking regulatory authorities). Interest on outstanding loans is due and payable on a quarterly basis through the credit facility maturity date. The Company may also borrow against the credit facility through the issuance of standby letters of credit. Outstanding letters of credit are subject to a fee equal to a predetermined percent per annum applied to amounts available to be drawn on outstanding letters of credit. The Company will also incur commitment fees for the credit facility at a predetermined annual rate which will be applied to the portion of the total credit facility commitment that has not been borrowed until outstanding loans and letters of credit exceed one half the total amount of the credit facility.

On January 7, 2013, the Company entered into a first amendment (the "Amendment") to this existing unsecured credit agreement with Bank of America. The Amendment extends the maturity date of the revolving credit facility for five years and increases the revolving commitment to an amount not to exceed $125.0 million. The new maturity date for the revolving credit facility per the Amendment is January 7, 2018. In addition, per the terms of the Amendment, the LIBOR margin decreased from 0.90 to 0.85 percent, the letter of credit fee decreased from 0.90 to 0.85 percent per annum and the commitment fee decreased from an annual rate of 0.15 percent to 0.12 percent. The Company will incur commitment fees applied to the portion of the total credit facility commitment that has not been borrowed until outstanding loans and letters of credit exceed $62.5 million. To date, the Company has used the proceeds of the revolving credit facility for its stock repurchases and plans to continue using such proceeds for its general working capital needs and stock repurchases under any existing board approved share buy-back plans.

The agreement includes representations, warranties and covenants customary for credit facilities of this type, as well as customary events of default and remedies. The agreement also requires the Company to maintain minimum consolidated earnings before interest, income taxes, depreciation and amortization ("EBITDA") of $40.0 million, measured on a trailing twelve month basis, at each reporting period.

During the fiscal year ended August 31, 2013, the Company borrowed an additional $18.0 million U.S. dollars under the revolving credit facility. The Company regularly converts existing draws on its line of credit to new draws with new maturity dates and interest rates, however the balance on these draws has remained within a short-term classification as a result of these conversions. As of August 31, 2013, the Company had a $63.0 million outstanding balance on the revolving credit facility and was in compliance with all debt covenants under this credit facility.

Note 9. Share Repurchase Plans

On December 13, 2011, the Company's Board of Directors approved a share buy-back plan. Under the plan, which was in effect through December 12, 2013, the Company was authorized to acquire up to $50.0 million of its outstanding shares on such terms and conditions as may be acceptable to the Company's Chief Executive Officer or Chief Financial Officer and in compliance with all laws and regulations applicable thereto. During the period from December 14, 2011 through July 31, 2013, the Company repurchased 1,013,400 shares at a total cost of $50.0 million. As a result, the Company has utilized the entire authorized amount and completed the repurchases under this share buy-back plan.

On June 18, 2013, the Company's Board of Directors approved a new share buy-back plan. Under the plan, which is in effect from August 1, 2013 through August 31, 2015, the Company is authorized to acquire up to $60.0 million of its outstanding shares on such terms and conditions as may be acceptable to the Company's Chief Executive Officer or Chief Financial Officer and subject to present loan covenants and in compliance with all laws and regulations applicable thereto. During the period from August 1, 2013 through August 31, 2013, the Company repurchased 45,633 shares at a total cost of $2.7 million.

Note 10. Earnings per Common Share

The table below reconciles net income to net income available to common shareholders (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net income	$ 39,813	$ 35,485	$ 36,433
Less: Net income allocated to participating securities	(196)	(152)	(130)
Net income available to common shareholders	$ 39,617	$ 35,333	$ 36,303

The table below summarizes the weighted-average number of common shares outstanding included in the calculation of basic and diluted EPS (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Weighted-average common shares outstanding, basic	15,517	15,914	16,803
Weighted-average dilutive securities	102	132	179
Weighted-average common shares outstanding, diluted	15,619	16,046	16,982

There were no anti-dilutive stock options outstanding for the fiscal years ended August 31, 2013, 2012 and 2011.

Note 11. Related Parties

On October 11, 2011, the Company's Board of Directors elected Mr. Gregory A. Sandfort as a director of WD-40 Company. Mr. Sandfort is President and Chief Executive Officer of Tractor Supply Company ("Tractor Supply"), which is a WD-40 Company customer that acquires products from the Company in the ordinary course of business.

The consolidated financial statements include sales to Tractor Supply of $0.8 million and $0.6 million for fiscal years 2013 and 2012, respectively. Accounts receivable from Tractor Supply were $0.1 million as of August 31, 2013.

Note 12. Commitments and Contingencies

Leases

The Company was committed under certain non-cancelable operating leases at August 31, 2013 which provide for the following future fiscal year minimum payments (in thousands):

	2014	2015	2016	2017	2018	Thereafter
Operating leases	$ 1,775	$ 1,485	$ 935	$ 590	$ 325	$ 376

Rent expense was $2.0 million, $1.8 million and $1.6 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

Purchase Commitments

The Company has ongoing relationships with various suppliers (contract manufacturers) who manufacture the Company's products. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and of the finished products themselves until shipment to the Company's customers or third-party distribution centers in accordance with agreed upon shipment terms. Although the Company typically does not have definitive minimum purchase obligations included in the contract terms with its contract manufacturers, when such obligations have been included, they have been immaterial. In the ordinary course of business, supply needs are communicated by the Company to its contract manufacturers based on orders and short-term projections, ranging from two to five months. The Company is committed to purchase the products produced by the contract manufacturers based on the projections provided.

Upon the termination of contracts with contract manufacturers, the Company obtains certain inventory control rights and is obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on behalf of the Company during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, the Company is obligated to purchase such inventory which may include raw materials, components and finished goods. Prior to the fourth quarter of fiscal year 2012, amounts for inventory purchased under termination commitments have been immaterial. As a result of the unanticipated termination of the IQ Products Company contract manufacturing agreement in the fourth quarter of fiscal year 2012, the Company is currently obligated to purchase $1.8 million of inventory which is included in inventories in the Company's consolidated balance sheet as of August 31, 2013.

In addition to the commitments to purchase products from contract manufacturers described above, the Company may also enter into commitments with other manufacturers to purchase finished goods and components to support innovation initiatives and/or supply chain initiatives. As of August 31, 2013, no such commitments were outstanding.

Litigation

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business.

On May 31, 2012, a legal action was filed against the Company in the United States District Court, Southern District of Texas, Houston Division (IQ Products Company v. WD-40 Company). IQ Products Company, a Texas corporation ("IQPC"), or an affiliate or a predecessor of IQPC, has provided contract manufacturing services to the Company for many years. The allegations of IQPC's complaint arose out of a pending termination of this business relationship. In 2011, the Company requested proposals for manufacturing services from all of its domestic contract manufacturers in conjunction with a project to redesign the Company's supply chain architecture in North America. IQPC submitted a proposal as requested, and the Company tentatively awarded IQPC a new contract based on the information and pricing included in that proposal. IQPC subsequently sought to materially increase the quoted price for such manufacturing services. As a result, the Company chose to terminate its business relationship with IQPC. IQPC also raised alleged safety concerns regarding a long-standing manufacturing specification related to the Company's products. The Company believes that IQPC's safety concerns are unfounded.

In its complaint, IQPC asserts that the Company is obligated to indemnify IQPC for claims and losses based on a 1993 indemnity agreement and pursuant to common law. IQPC also asserts that it has been harmed by the Company's allegedly retaliatory conduct in seeking to terminate its relationship with IQPC, allegedly in response to the safety concerns identified by IQPC. IQPC seeks declaratory relief to establish that it is entitled to indemnification and also to establish that the Company is responsible for reporting the alleged safety concerns to the United States Consumer Products Safety Commission and to the United States Department of Transportation. The complaint also seeks damages for alleged economic losses in excess of $40.0 million, attorney's fees and punitive damages based on alleged misrepresentations and false promises. The Company believes the case is without merit and will vigorously defend this matter. At this stage in the litigation, the Company does not believe that a loss is probable and management is unable to reasonably estimate a possible loss or range of possible loss.

Indemnifications

As permitted under Delaware law, the Company has agreements whereby it indemnifies senior officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company maintains Director and Officer insurance coverage that mitigates the Company's exposure with respect to such obligations. As a result of the Company's insurance coverage, management believes that the estimated fair value of these indemnification agreements is minimal. Thus, no liabilities have been recorded for these agreements as of August 31, 2013.

From time to time, the Company enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, contract manufacturers, marketing distributors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is unlimited, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most potential claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company's business. Thus, no liabilities have been recorded with respect to such indemnification agreements as of August 31, 2013.

Note 13. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
United States	$ 36,302	$ 36,666	$ 37,309
Foreign [1]	20,565	14,247	16,222
Income before income taxes	$ 56,867	$ 50,913	$ 53,531

[1] Included in these amounts are income before income taxes for the EMEA segment of $17.5 million, $11.1 million and $14.5 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

The provision for income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Current:			
Federal	$ 11,239	$ 10,100	$ 9,321
State	886	3	951
Foreign	4,973	3,820	4,627
Total current	17,098	13,923	14,899
Deferred:			
United States	(157)	1,449	2,162
Foreign	113	56	37
Total deferred	(44)	1,505	2,199
Provision for income taxes	$ 17,054	$ 15,428	$ 17,098

Deferred tax assets and deferred tax liabilities consisted of the following (in thousands):

	August 31, 2013	August 31, 2012
Deferred tax assets:		
Accrued payroll and related expenses	$ 1,367	$ 886
Accounts receivable	675	702
Reserves and accruals	2,584	2,676
Stock-based compensation expense	2,023	2,121
Uniform capitalization	1,623	1,156
Tax credit carryforwards	1,631	1,240
Other	1,584	1,604
Total gross deferred tax assets	11,487	10,385
Valuation allowance	(1,842)	(1,302)
Total deferred tax assets	9,645	9,083
Deferred tax liabilities:		
Property and equipment, net	(1,023)	(1,163)
Amortization of tax goodwill and intangible assets	(25,331)	(24,708)
Investments in partnerships	(1,506)	(1,471)
Other	(124)	(197)
Total deferred tax liabilities	(27,984)	(27,539)
Net deferred tax liabilities	$ (18,339)	$ (18,456)

The Company had state net operating loss ("NOL") carryforwards of $6.2 million and $4.8 million as of August 31, 2013 and 2012, which generated a net deferred tax asset of $0.3 million and $0.2 million, respectively. The state NOL carryforwards for fiscal year ended August 31, 2013 will begin to expire in fiscal year 2014. The Company also had cumulative tax credit carryforwards of $1.6 million as of August 31, 2013 and $1.2 million as of August 31, 2012, of which $1.5 million and $1.1 million, respectively, is attributable to a U.K. tax credit carryforward, which does not expire. Future utilization of the tax credit carryforwards and certain state NOL carryovers is uncertain and is dependent upon several factors that may not occur, including the generation of future taxable income in certain jurisdictions. At this time, management cannot conclude that it is "more likely than not" that the related deferred tax assets will be realized. Accordingly, a full valuation allowance has been recorded against the related deferred tax asset associated with cumulative tax credit carryforwards. In addition, a valuation allowance has been recorded against the deferred tax asset associated with certain state NOL carryovers in the amount of $0.2 million and $0.1 million as of August 31, 2013 and 2012, respectively.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Amount computed at U.S. statutory federal tax rate	$ 19,904	$ 17,820	$ 18,736
State income taxes, net of federal tax benefits	661	(16)	734
Effect of foreign operations	(2,353)	(1,377)	(1,377)
Benefit from qualified domestic production deduction	(1,050)	(951)	(798)
Research and experimentation credits	(82)	(22)	(117)
Other	(26)	(26)	(80)
Provision for income taxes	$ 17,054	$ 15,428	$ 17,098

As of August 31, 2013, the Company has not provided for U.S. federal and state income taxes and foreign withholding taxes on $84.7 million of undistributed earnings of certain foreign subsidiaries since these earnings are considered indefinitely reinvested outside of the United States. The amount of unrecognized deferred U.S. federal and state income tax liability, net of unrecognized foreign tax credits, is estimated to be approximately $6.7 million as of August 31, 2013. This net liability is impacted by changes in foreign currency exchange rates and, as a result, will fluctuate with any changes in such rates. If management decides to repatriate such foreign earnings in future periods, the Company would incur incremental U.S. federal and state income taxes as well as foreign withholding taxes. However, the Company's intent is to keep these funds indefinitely reinvested outside the U.S. and its current plans do not demonstrate a need to repatriate them to fund the U.S. operations. Regarding certain foreign subsidiaries not indefinitely reinvested, the Company has provided for U.S. income taxes and foreign withholding taxes on the undistributed earnings.

Reconciliations of the beginning and ending amounts of the Company's gross unrecognized tax benefits, excluding interest and penalties, are as follows (in thousands):

	Fiscal Year Ended August 31,	
	2013	2012
Unrecognized tax benefits - beginning of fiscal year	$ 1,023	$ 1,374
Gross increases - tax positions in prior periods	-	7
Gross decreases - tax positions in prior periods	-	(67)
Gross increases - current period tax positions	169	422
Expirations of statute of limitations for assessment	(173)	(406)
Settlements	(39)	(307)
Unrecognized tax benefits - end of fiscal year	$ 980	$ 1,023

There were no material interest or penalties included in income tax expense for the fiscal years ended August 31, 2013 and 2012. The total balance of accrued interest and penalties related to uncertain tax positions was also immaterial at August 31, 2013 and 2012.

The Company is subject to taxation in the U.S. and in various state and foreign jurisdictions. Due to expired statutes, the Company's federal income tax returns for years prior to fiscal year 2010 are not subject to examination by the U.S. Internal Revenue Service. Generally, for the majority of state and foreign jurisdictions where the Company does business, periods prior to fiscal year 2009 are no longer subject to examination. The Company has estimated that up to $0.2 million of unrecognized tax benefits related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months. Audit outcomes and the timing of settlements are subject to significant uncertainty.

Note 14. Stock-based Compensation

As of August 31, 2013, the Company had one stock incentive plan, the WD-40 Company 2007 Stock Incentive Plan ("2007 Plan"), which permits the granting of various stock-based equity awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards to employees, directors and consultants. To date through August 31, 2013, the Company had granted awards of restricted stock units ("RSUs"), performance share units ("PSUs") and market share units ("MSUs") under the 2007 Plan. Additionally, as of August 31, 2013, there were still outstanding stock options which had been granted under the Company's prior stock option plan. The 2007 Plan is administered by the Board of Directors (the "Board") or the Compensation Committee or other designated committee of the Board (the "Committee"). All stock-based equity awards granted under the 2007 Plan are subject to the specific terms and conditions as determined by the Committee at the time of grant of such awards in accordance with the various terms and conditions specified for each award type per the 2007 Plan. The total number of shares of common stock authorized for issuance pursuant to grants of awards under the 2007 Plan is 2,957,830. As of August 31, 2013, 1,987,876 shares of common stock remained available for future issuance pursuant to grants of awards under the 2007 Plan. The shares of common stock to be issued pursuant to awards under the 2007 Plan may be authorized but unissued shares or treasury shares. The Company has historically issued new authorized but unissued shares upon the settlement of the various stock-based equity awards under the 2007 Plan.

Vesting of the RSUs granted to directors is immediate, with shares to be issued pursuant to the RSUs upon termination of each director's service as a director of the Company. Vesting of the one-time grant of RSUs granted to certain key executives of the Company in March 2008 in settlement of these key executives' benefits under the Company's supplemental employee retirement plan agreements was over a period of three years from the date of grant, with shares to be issued pursuant to the vested RSUs six months following the day after each executive officer's termination of employment with the Company. Vesting of the RSUs granted to employees is over a period of three years from the date of grant, with shares to be issued pursuant to the vested RSUs at the time of vest. The director RSU holders and the executive officer March 2008 grant date RSU holders are entitled to receive dividend equivalents with respect to their RSUs, payable in cash as and when dividends are declared by the Company's Board of Directors.

Vesting of the PSUs granted to certain executive officers follows a performance measurement period of two full fiscal years ending as of the Company's fiscal year end for the first full fiscal year following the date of grant (the "Measurement Year" for PSUs). Vesting of the MSUs granted to certain high level employees follows a performance measurement period of three full fiscal years ending as of the Company's fiscal year end for the second full fiscal year following the date of grant (the "Measurement Year" for MSUs). Shares will be issued pursuant to the vested PSUs and MSUs following the conclusion of the applicable PSU or MSU Measurement Year after the Committee's certification of achievement of the applicable performance measure(s) for such PSUs and MSUs and the vesting of the PSUs and MSUs and the applicable percentage of the target number of PSU and MSU shares to be issued.

Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense related to the Company's stock-based equity awards totaled $2.5 million, $2.8 million and $3.0 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively. The Company recognized income tax benefits related to such stock-based compensation of $0.8 million, $0.9 million and $1.0 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively. As of August 31, 2013, the total unamortized compensation cost related to non-vested stock-based equity awards was $1.3 million and $0.6 million for RSUs and MSUs, respectively, which the Company expects to recognize over remaining weighted-average vesting periods of 1.6 years and 2.2 years for RSUs and MSUs, respectively. No further unamortized compensation cost for PSUs remained as of August 31, 2013.

Stock Options

No stock option awards were granted by the Company during the fiscal years ended August 31, 2013, 2012 and 2011. Fiscal year 2008 was the latest fiscal period in which the Company granted any stock options. The estimated fair value of each of the Company's stock option awards granted in fiscal year 2008 and prior was determined on the date of grant using the Black-Scholes option pricing model.

A summary of the Company's stock option award activity is as follows (in thousands, except share and per share amounts and contractual term in years data):

Stock Options	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term Per Share (in years)	Aggregate Intrinsic Value
Outstanding at August 31, 2012	313,267	$ 33.12		
Granted	-	$ -		
Exercised	(144,676)	$ 33.12		
Forfeited or expired	-	$ -		
Outstanding at August 31, 2013	168,591	$ 33.13	3.2	$ 4,223
Exercisable at August 31, 2013	168,591	$ 33.13	3.2	$ 4,223

The total intrinsic value of stock options exercised was $3.2 million, $2.8 million and $7.2 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

The income tax benefits from stock options exercised totaled $0.9 million, $0.7 million and $2.2 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

Restricted Stock Units

The estimated fair value of each of the Company's RSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant for those RSUs which are entitled to receive dividend equivalents with respect to the RSUs, or based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for those RSUs which are not entitled to receive dividend equivalents with respect to the RSUs.

A summary of the Company's restricted stock unit activity is as follows (in thousands, except share and per share amounts):

Restricted Stock Units	Number of Shares		Weighted-Average Grant Date Fair Value Per Share		Aggregate Intrinsic Value
Outstanding at August 31, 2012	169,904	$	36.03		
Granted	34,576	$	45.45		
Converted to common shares	(51,052)	$	35.73		
Forfeited	(1,700)	$	38.67		
Outstanding at August 31, 2013	151,728	$	38.25	$	8,828
Vested at August 31, 2013	85,613	$	36.45	$	4,981

The weighted-average fair value of all RSUs granted during the fiscal years ended August 31, 2013, 2012 and 2011 was $45.45, $39.71 and $37.35, respectively. The total intrinsic value of all RSUs converted to common shares was $2.4 million, $3.1 million and $1.9 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

The income tax benefits from RSUs converted to common shares totaled $0.8 million, $0.9 million and $0.5 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

Performance Share Units

The estimated fair value of each of the Company's PSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for the PSUs, which are not entitled to receive dividend equivalents with respect to the PSUs. The PSUs shall vest with respect to the applicable percentage of the target number of PSU shares based on relative achievement of the applicable performance measures specified for such PSUs. The ultimate number of PSUs that vest may range from 0% to 150% of the original target number of shares depending on the relative achievement of performance measures at the end of the measurement period.

A summary of the Company's performance share unit activity is as follows (in thousands, except share and per share amounts):

Performance Share Units	Number of Shares		Weighted-Average Grant Date Fair Value Per Share		Aggregate Intrinsic Value
Outstanding at August 31, 2012	41,180	$	38.02		
Granted	-	$	-		
Converted to common shares	(11,520)	$	36.88		
Forfeited	(12,480)	$	36.88		
Outstanding at August 31, 2013	17,180	$	39.61	$	1,000
Expected to vest at August 31, 2013	13,315	$	39.61	$	775

The weighted-average fair value of all PSUs granted during the fiscal years ended August 31, 2012 and 2011 was $39.61 and $36.88, respectively. No PSUs were granted during the fiscal year ended August 31, 2013. The total intrinsic value of all PSUs converted to common shares was $0.6 million for each of the fiscal years ended August 31, 2013 and 2012. No PSUs were converted to common shares during the fiscal year ended August 31, 2011.

The income tax benefits from PSUs converted to common shares totaled $0.2 million for each of the fiscal years ended August 31, 2013 and 2012.

Market Share Units

In October 2012, the Company began granting MSU awards to certain high level employees. The MSUs are market performance-based awards that shall vest with respect to the applicable percentage of the target number of MSU shares based on relative total stockholder return ("TSR") for the Company as compared to the total return for the

Russell 2000 Index ("Index") over the performance measurement period. The ultimate number of MSUs that vest may range from 0% to 200% of the original target number of shares depending on the relative achievement of the TSR performance measure at the end of the measurement period. The probabilities of the actual number of MSUs expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values of the various MSU awards; therefore, the compensation expense for the MSU awards will be recognized assuming the requisite service period is rendered and will not be adjusted based on the actual number of such MSU awards to ultimately vest.

The estimated fair value of each of the Company's MSU awards, which are not entitled to receive dividend equivalents with respect to the MSUs, was determined on the date of grant using the Monte Carlo simulation model, which utilizes multiple input variables to simulate a range of possible future stock prices for both the Company and the Index and estimates the probabilities of the potential payouts. The determination of the estimated grant date fair value of the MSUs is affected by the Company's stock price and a number of assumptions including the expected volatilities of the Company's stock and the Index, the Company's risk-free interest rate and expected dividends. The following weighted-average assumptions for MSU grants were used in the Monte Carlo simulation model:

	Fiscal Year Ended August 31, 2013
Expected volatility	25.4%
Risk-free interest rate	0.4%
Expected dividend yield	0%

The expected volatility utilized was based on the historical volatilities of the Company's common stock and the Index in order to model the stock price movements. The volatility used was calculated over the most recent 2.85-year period, which was the remaining term of the performance measurement period at the date of grant. The risk-free interest rate was based on the implied yield available on a U.S. Treasury zero-coupon bill with a remaining term equivalent to the remaining performance measurement period. The MSU awards stipulate that, for purposes of computing the relative TSR for the Company as compared to the return for the Index, dividends paid with respect to both the Company's stock and the Index are to be treated as being reinvested into the stock of each entity as of the ex-dividend date. Accordingly, an expected dividend yield of zero was used in the Monte Carlo simulation model, which is the mathematical equivalent to reinvesting dividends in the issuing entity over the performance measurement period.

A summary of the Company's market share unit activity is as follows (in thousands, except share and per share amounts):

Market Share Units	Number of Shares		Weighted-Average Grant Date Fair Value Per Share		Aggregate Intrinsic Value
Outstanding at August 31, 2012	-	$	-		
Granted	24,393	$	37.15		
Converted to common shares	-	$	-		
Forfeited	(162)	$	29.85		
Outstanding at August 31, 2013	24,231	$	37.20	$	1,410

The weighted-average fair value of all MSUs granted during the fiscal year ended August 31, 2013 was $37.15. No MSUs were converted to common shares during the fiscal year ended August 31, 2013.

Note 15. Other Benefit Plans

The Company has a WD-40 Company Profit Sharing/401(k) Plan and Trust (the "Profit Sharing/401(k) Plan") whereby regular U.S. employees who have completed certain minimum service requirements can defer a portion of their income through contributions to a trust. The Profit Sharing/401(k) Plan provides for Company contributions to the trust, as approved by the Board of Directors, as follows: 1) matching contributions to each participant up to 50% of the first 6.6% of compensation contributed by the participant; 2) fixed non-elective contributions in the amount equal to 10% of eligible compensation; and 3) a discretionary non-elective contribution in an amount to be determined by the Board of Directors up to 5% of eligible compensation. The Company's contributions are subject to overall employer contribution limits and may not exceed the amount deductible for income tax purposes. The

Profit Sharing/401(k) Plan may be amended or discontinued at any time by the Company. The Company's contribution expense for the Profit Sharing/401(k) Plan was $2.7 million, $2.6 million and $2.3 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

The Company's international subsidiaries have similar benefit plan arrangements, dependent upon the local applicable laws and regulations. The plans provide for Company contributions to an appropriate third-party plan, as approved by the subsidiary's Board of Directors. The Company's contribution expense related to the international plans for the fiscal years ended August 31, 2013, 2012 and 2011 was $1.3 million, $1.1 million and $1.0 million, respectively.

Note 16. Business Segments and Foreign Operations

The Company evaluates the performance of its segments and allocates resources to them based on sales and operating income. The Company is organized on the basis of geographical area into the following three segments: the Americas; EMEA; and Asia-Pacific. Segment data does not include inter-segment revenues. Unallocated corporate expenses are general corporate overhead expenses not directly attributable to the operating segments and are reported separate from the Company's identified segments. The corporate overhead costs include expenses for the Company's accounting and finance, information technology, human resources, research and development, quality control and executive management functions, as well as all direct costs associated with public company compliance matters including legal, audit and other professional services costs.

The Company has updated the financial information previously reported for the business segments to separate out the unallocated corporate expenses. These amounts were included within the Americas segment in the Company's previously reported business segment information. Summary information about reportable segments is as follows (in thousands):

	Americas	EMEA	Asia-Pacific	Unallocated Corporate [1]	Total
Fiscal Year Ended August 31, 2013					
Net sales	$ 180,544	$ 135,984	$ 52,020	$ -	$ 368,548
Income from operations	$ 39,383	$ 31,213	$ 9,308	$ (23,267)	$ 56,637
Depreciation and amortization expense	$ 4,189	$ 959	$ 200	$ 11	$ 5,359
Interest income	$ 1	$ 348	$ 157	$ -	$ 506
Interest expense	$ 684	$ -	$ 9	$ -	$ 693
Fiscal Year Ended August 31, 2012					
Net sales	$ 177,394	$ 116,936	$ 48,454	$ -	$ 342,784
Income from operations	$ 39,455	$ 23,524	$ 8,458	$ (19,708)	$ 51,729
Depreciation and amortization expense	$ 3,458	$ 1,224	$ 177	$ 10	$ 4,869
Interest income	$ 1	$ 122	$ 138	$ -	$ 261
Interest expense	$ 721	$ -	$ 8	$ -	$ 729
Fiscal Year Ended August 31, 2011					
Net sales	$ 169,881	$ 125,400	$ 41,128	$ -	$ 336,409
Income from operations	$ 39,085	$ 27,846	$ 6,509	$ (19,308)	$ 54,132
Depreciation and amortization expense	$ 2,702	$ 1,377	$ 187	$ 120	$ 4,386
Interest income	$ 8	$ 108	$ 112	$ -	$ 228
Interest expense	$ 1,066	$ -	$ 10	$ -	$ 1,076

[1] Unallocated corporate expenses are general corporate overhead expenses not directly attributable to any one of the operating segments. These expenses are reported separate from the Company's identified segments and are included in Selling, General and Administrative expenses on the Company's consolidated statements of operations.

The CODM does not review assets by segment as part of the financial information provided and therefore, no asset information is provided in the above table.

Net sales by product group are as follows (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Multi-purpose maintenance products	$ 320,883	$ 286,480	$ 278,763
Homecare and cleaning products	47,665	56,304	57,646
Total	$ 368,548	$ 342,784	$ 336,409

Net sales and long-lived assets by geographic area are as follows (in thousands):

	Fiscal Year Ended August 31,		
	2013	2012	2011
Net Sales by Geography:			
United States	$ 145,233	$ 144,052	$ 135,025
United Kingdom	26,298	23,402	26,188
Germany [2]	26,671	21,092	26,865
Latin America	19,200	17,689	18,720
Other international	151,146	136,549	129,611
Total	$ 368,548	$ 342,784	$ 336,409
Long-lived Assets by Geography [3]:			
United States	4,223	5,297	5,232
International	4,312	3,766	3,250
Total	$ 8,535	$ 9,063	$ 8,482

(2) Represents net sales from the Germanics sales region which includes Germany, Austria, Denmark, Switzerland and the Netherlands.

(3) Includes tangible assets or property and equipment, net, attributed to the geographic location in which such assets are located.

Note 17. Subsequent Events

On October 4, 2013, the Company's Board of Directors declared a cash dividend of $0.31 per share payable on October 31, 2013 to shareholders of record on October 21, 2013.

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Corporate Information

BOARD OF DIRECTORS

Giles H. Bateman
Audit Committee Chair
Former CFO and Director
Price Club

Peter D. Bewley
Corporate Governance Committee Chair
Former Sr. Vice President, General Counsel and Corporate Secretary
The Clorox Company

Richard A. Collato
Compensation Committee Chair
Former President and CEO
YMCA of San Diego County

Mario L. Crivello
Investor

Linda Lang
Finance Committee Chair
Chairman & CEO
Jack in the Box, Inc.

Garry O. Ridge
President
Chief Executive Officer
WD-40 Company

Gregory A. Sandfort
President
Chief Operating Officer
Tractor Supply Company

Neal E. Schmale
Chairman of the Board
Former President and COO
Sempra Energy

EXECUTIVE OFFICERS

Michael L. Freeman
Division President
The Americas

Geoffrey J. Holdsworth
Managing Director, Asia Pacific
WD-40 Company (Australia) Pty. Ltd.

Michael J. Irwin
Executive Vice President
Global Business Development Group

Graham P. Milner
Executive Vice President
Global Business Development Group

William B. Noble
Managing Director, EMEA
WD-40 Company (UK) Ltd.

Jay Rembolt
Vice President, Finance
Chief Financial Officer
Treasurer

Garry O. Ridge
President
Chief Executive Officer

OFFICERS

Stephanie Barry
Vice President, Asia

Frank Berezo
Vice President, USA Sales

Ernest Bernarducci, Ph.D
Vice President, Global Research and Development

Steven Brass
Commercial Director - EMEA

Robert Busacca
Vice President, Global Quality Assurance

Peter Dumiak
Sr. Vice President, North American Sales

Robert Hoagland
Vice President, Information Technology

Timothy Lesmeister
Vice President, Marketing - USA

Maria M. Mitchell
Vice President, Corporate and Investor Relations

Kevin Nohelty
Vice President, USA Supply Chain

Stan Sewitch
Vice President, Global Organization Development

Rick Soares
Vice President, USA Sales

Julian Spencer
Finance and Operations Director - EMEA

Patrick Wade
Vice President, Global Business Development Group

GENERAL COUNSEL

Gordon and Rees LLP
101 W. Broadway, Suite 1600
San Diego, California 92101

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
5375 Mira Sorrento Place
Suite 300
San Diego, California 92121

TRANSFER AGENT and REGISTRAR

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Phone: 312-588-4180

ANNUAL MEETING

December 10, 2013, 2:00 PM
Joan B. Kroc Institute for Peace & Justice
University of San Diego
5998 Alcala Park
San Diego, California 92110
Phone: 619-260-7808

INVESTOR RELATIONS CONTACT

Maria M. Mitchell
Vice President Corporate and Investor Relations
Phone: 619-275-9350
Fax: 619 275-1095
mitchell@wd40.com

CORPORATE BRAND SUPPORT CENTRE

WD-40 Company
1061 Cudahy Place
San Diego, California 92110
Phone: 619-275-1400

OPERATING SUBSIDIARIES

WD-40 Company (UK) Ltd.
WD-40 Company (Canada) Ltd.
WD-40 Company (Australia) Pty Ltd
Wu Di (Shanghai) Industrial Co., Ltd.
WD-40 Company (Malaysia) SDN.BHD.
WD-40 BIKE Company LLC

AMERICAS BRAND SUPPORT CENTRE

WD-40 Company
1061 Cudahy Place
San Diego, California 92110

EUROPEAN BRAND SUPPORT CENTRE

WD-40 Company (UK) Ltd.
Brick Close
Kiln Farm, Keynes MK11 3LJ
United Kingdom

CANADA BRAND SUPPORT CENTRE

WD-40 Company (Canada) Ltd.
555 Burnhamthorpe Rd., Ste 200
Etobicoke, Ontario M9C 2Y3
Canada

ASIA PACIFIC BRAND SUPPORT CENTRE

WD-40 Company (Australia) Pty. Ltd.
Suite 23, 2nd Floor
41 Rawson Street
Epping, N.S.W. 2121
Australia

LISTED

NASDAQ - GS
Symbol: WDFC
Sector: Consumer Staples
Sub-Industry: Household Products

COPY OF FORM 10 K

Beneficial owners may obtain without charge a copy of WD-40 Company's annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) for 2013 by writing to the Corporate Secretary, WD-40 Company, P.O. Box 80607, San Diego, California 92138-0607

Corporate information as of October 31, 2013

Copyrighted © 2013 WD-40 Company. All rights reserved. WD-40®, 3-IN-ONE®, BLUE WORKS®, Solvol®, Lava®, X-14®, 2000 Flushes®, Carpet Fresh®, Spot Shot®, 1001® and No Vac® are registered trademarks of WD-40 Company


WD-40 Company
1061 Cudahy Place
San Diego, CA 92110